Cash America International, Inc.

2008 Annual Report

New Frontiers





New Frontiers

The new frontier holds powerful sway in the mythology of American history. Much of our collective identity is tied to the spirit of the pioneers – an industrious, inventive and optimistic group bent on exploring new horizons and blazing trails. A new frontier, whether it be untamed wilderness, lonely tundra or even outer space, has always represented opportunity – a chance to pit one's intellect, skill and perseverance against a challenge and emerge stronger.

Though most physical frontiers have long since been exhausted, opportunities remain for bold and forward-thinking companies to forge into uncharted business territory to meet customer needs. Cash America is just such a progressive company and has been a leader for the past 25 years in pushing the pawn industry to new heights. Focusing on the ideals of achievement, flexibility and individuality, Cash America has remained committed to innovation that makes financial solutions possible for a broad spectrum of customers with a varied selection of needs.

At Cash America we know we hold the key to our continued success – that key is to insist on pressing ourselves to be better, to question how best to serve our customers, to make the journey onto untrodden ground. As you read the next few pages, you'll get a deeper glimpse into the entrepreneurial and innovative spirit that has driven Cash America to the top of our field, continually exploring and expanding to aid our customers. You'll also see how that same spirit of constant inquiry and exploration benefits everyone involved, from customers to employees and shareholders. With everyone's participation, we look forward to continued unprecedented feats as we press on toward new horizons.

CASH AMERICA INTERNATIONAL, INC.

is a provider of specialty financial services to individuals, with 994 total locations as of December 31, 2008. Cash America is the largest provider of secured non-recourse loans to individuals, commonly referred to as pawn loans, through 613 total pawn locations, comprised of 501 locations in 22 states under the brand names Cash America Pawn and SuperPawn. In addition, Cash America is the majority owner of 112 pawn lending locations in Mexico that operate under the name of Prenda Fácil. The Company also offers short-term cash advances in many of its locations, including 248 locations that offer this service under the brand names Cash America Payday Advance and Cashland. Short-term cash advances are also offered over the Internet to customers in 32 states in the United States and in the United Kingdom at www.cashnetusa.com and www.quickquid.co.uk, respectively. In addition, check cashing services are provided through 133 franchised and Company-owned "Mr. Payroll" check cashing centers.

For more information, visit the Company's Web sites at:
www.cashamerica.com
www.cashnetusa.com
www.cashlandloans.com
www.quickquid.co.uk
www.strikegoldnow.com

Cash America common shares are listed on the
New York Stock Exchange under the symbol "CSH."

CORE PURPOSE

We provide financial solutions that help ordinary people meet their needs and pursue their dreams!

CORE VALUES

We are family.
We strive for excellence.
We bring honor to our team.
We have fun.
We act with a servant's heart.

Financial Highlights

(Dollars in thousands, except per share data)	**2008**	2007	2006
OPERATIONS – years ended December 31			
Total revenue	**$1,030,794**	$929,394	$694,514
Income from operations before depreciation and amortization	**188,357**	165,634	131,331
Income from operations	**148,706**	133,509	104,019
Net income *(a)*	**$ 81,140**	$ 79,346	$ 60,940
Net income per share – Diluted	**$ 2.70**	$ 2.61	$ 2.00
Dividends per share	**$ 0.14**	$ 0.14	$ 0.10
BALANCE SHEETS – at December 31			
Earning assets	**$ 362,090**	$323,601	$294,419
Total assets	**1,186,510**	904,644	776,244
Total debt	**438,154**	288,777	219,749
Stockholders' equity	**575,041**	496,602	440,728
Current ratio	**3.1x**	3.8x	3.2x
Debt to equity ratio	**76.2%**	58.2%	49.9%
Return on assets *(b)*	**8.1%**	9.8%	9.5%
Return on equity *(b)*	**15.1%**	17.0%	15.0%
Net book value per common share outstanding	**$ 19.51**	$ 17.03	$ 14.83
Common shares outstanding *(c)*	**29,475,706**	29,156,020	29,728,465

(a) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" for amounts related to the gain on the sale of foreign notes in 2007 and the gain from the early termination of a lease contract in 2006.

(b) Returns based on Net income for the 12-month period divided by the monthly average of total assets and the monthly average of total equity of the Company.

(c) Includes 59,295 shares, 57,040 shares and 59,141 shares in 2008, 2007 and 2006, respectively, held in the Company's Non-Qualified Savings Plan.



Total Revenue from Continuing Operations
(in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
04
05
06
07
08



Income from Operations
(in millions)
$150
$120
$90
$60
$30
$0
04
05
06
07
08



Earnings Per Share from Continuing Operations
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.0
04
05
06
07
08



Total Assets
(in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
04
05
06
07
08

To my fellow shareholders

I wonder if other CEOs around the globe are sharing my writer's block as we all sit down to pen a shareholders message at a snapshot in time when the world no longer looks level. I have been sitting with my laptop staring at a blank screen for an uncomfortably long period, attempting to launch a message with a credible sense of confidence in this period of global economic chaos. I would love to appear wise and unusually insightful, but the truth is I feel like I am working with a Salvador Dali canvas – where bringing order to the picture relies less on analytics and more on artful interpretation.

We all now know that sometime in 2007 the world began a dangerous and painful freefall into the abyss of a recession that has stunned everyone by the depth and breadth of its reach and the severity of its costs. Trillions of dollars of value have evaporated across all asset classes and all industry segments. Fear has begot fear, and no one wants to be the first crazy investor to step up with a claim that we have reached bottom. After all, that would require someone to actually bail out of U.S. Treasuries and invest personal capital in some equity instrument trading near historical lows. No one wants to be that bold quite yet. We all reassure each other that the world will be level again, but no one knows when.

The past 18 months have been devastating for the shareholders of all public companies, and Cash America shareholders have not been spared. Despite a record financial performance in 2008, our share value plummeted from an all-time high of $48.86 in April 2008 to a 5-year low of $11.60 in recent trading.

Interestingly, while we were undoubtedly caught in the wave of widespread investor panic, the major blow to our shareholder value was not delivered solely by market turmoil but by a series of regulatory/legislative



activities related to our short-term cash advance product. Legislators and voters in Ohio, together with regulators in Florida, Pennsylvania and Minnesota, abruptly changed the rules in manners that severely diluted the profitability of our product offering in those states.

Understandably, investors already shell-shocked by a 35% drop in most major indices began trimming their holdings throughout our industry segment as the fear of further regulatory disruption dominated all analysis. Anxiety was ratcheted significantly by noise out of Washington that the new Administration had drawn a bead on the costs and consumer protections of all forms of consumer credit. Sell-side analysts began publishing reports suggesting that all earnings from the short-term cash advance product be discounted to zero value. This seems extreme to me, but I do understand that rational risk-taking is not currently in vogue. I am just thankful we remain the largest pawnbroker in the country as the market does seem to appreciate the fundamental strength and resiliency of that business model.

Rational or not, this is the field on which we are playing today. And I recognize that you do not pay management to stare at blank screens. You pay us to skillfully navigate both calm and rough seas in a manner that builds long-term value transcending periods of serious disruption. We are not paid to freeze with fear nor overreach when economic conditions demand measured restraint. We are paid to be smart, tough and hopeful – and I believe we have ample reasons for hope.

I will share with you the key components of a message I recently sent to my 5,500 co-workers at Cash America – a message in which I argue that hope and excitement is justified today despite the fear and uncertainty incessantly chronicled in daily newscasts. I first acknowledge that we have experienced a minor degree of organizational pain by closing shops, streamlining management and saying goodbye to a number of tenured co-workers. But I also argue that we may very well be standing on the threshold of incredible opportunity.

I believe the U.S. and possibly the entire world is in the midst of a sea of change for the provision of consumer credit at every rung of the socioeconomic ladder. I suspect consumers will be encouraged and/or forced to moderate their appetite for both consumption and credit, with a resultant change

Quarterly Earnings Per Share Continuing Operations


$1.00
$0.80
$0.60
$0.40
$0.20
$0.0
Q-1
Q-2
Q-3
Q-4
04
05
06
07
08

of behavior that I believe will be more reluctant and much more gradual than most expect. Unfortunately for consumers, a change in behavior for mainstream credit providers has been neither reluctant nor gradual. A dramatic and potentially permanent contraction of consumer credit has already occurred with no real concern for the disruption of people's lives.

Therein lies the opportunity. The market has once again created a significant gap between supply and demand. These gaps don't occur often, and when they do, innovative and nimble specialty finance companies have traditionally stepped forward to fill the void. I believe Cash America is uniquely positioned to be a leader in this effort. My internal message to co-workers highlights a number of specific assets we bring to the opportunity.

First, we have a very strong foundation of cash flow from our pawn business that has proven immune to regulatory disruption. This provides an anchor of staying power that our non-pawn competitors can not replicate. In addition, our ability to fund these short-term loans to our customers is not contingent on accessing new liquidity from today's stingy capital markets.

Second, we have the only robust dual delivery system within our current competitive field. Speed, innovation, flexibility and lower cost of delivery will be key competitive factors in the financial services evolution that is already under way. The combination of storefront and online delivery channels provides us a real advantage. We are also committed to adding an electronic card-based channel as well. Multiple delivery channels are critical, and we are way ahead of our competition in this area.

Third, we are committed to the development of new short- and mid-term cash advance products that can potentially displace our current short-term cash advance products and address some of the more serious concerns of legislators and regulators. I believe we are currently ahead of any competitor in this area and are much better positioned organizationally to capture this opportunity. We are determined to evolve our product offering to be less vulnerable to an abrupt change of rules.

Fourth, we have recently added a new growth vehicle with our acquisition of Prenda Fácil in Mexico. This exciting opportunity will pave the way for expansion throughout Latin America and provide new momentum for our core pawn business as we plan to establish between 50 and 60 new lending locations in 2009 in Mexico.

Finally, I believe we have the best minds and execution talent in our field today. We have the culture and the intellectual capital to leapfrog all our competitors and become the most dominant player in the field of alternative financial services. While our competitors struggle in this environment, we can gain the upper hand.

Capitalizing on the opportunity in these troubled times will not likely be a neat and orderly effort. Testing new products and evolving business models inevitably involves risks and requires patience. At the same time, we must be cautious in protecting our precious capital as a safeguard against further unforeseen turmoil in the global economy.

However, you should find comfort in the fact that your management team of the past 20 years has never been reckless with the assets you have entrusted to our care. We did not follow our sophisticated financial institution brethren in the most recent folly of chasing loan volume with pricing and terms bearing no sensible relationship to the risks being assumed. In fact, forfeiture rates on our secured pawn loan products over the past two years have been consistent with historical patterns, and loss rates on our unsecured short-term cash advance products have actually declined.

This is not a matter of happenstance. We have always managed this business with a focus on the long-term goal of building a sustainable foundation capable of perpetuating growth in shareholder value long after we are all gone. This new opportunity I see in the midst of the current consumer credit chaos is yet another stepping stone in that endeavor.

If you trust our vision, believe in our talent and can find your way to regain hope, now is a great time to be a Cash America shareholder.

As always, we greatly appreciate your ongoing support.

After-Tax Income from Continuing Operations
(in millions)


$100
$80
$60
$40
$20
$0
04
05
06
07
08

Daniel R. Feehan
Chief Executive Officer and President
February 2009



Exploring Convenience



Throughout its history, Cash America has focused on discovering new ways to make accessing funds manageable for our customers. Our original product, the traditional pawn loan, has always been quick and simple. The customer brings in an item of personal property in exchange for a short-term loan, typically under $100. Within minutes, we provide a loan based on the expected resale value of that property. The customer may then return and pay the loan balance, plus fees and service charges, to redeem the item(s) at any time during the loan period. Or the customer may elect for Cash America to keep the property in satisfaction of the pawn obligation, with no negative effects on the customer's credit.



Nearly seven out of 10 pawn customers come back to redeem their property, but in the cases of those who don't, our retail customers can find a selection of attractively priced items. In fact, our pawn stores are bright, comfortable environments for bargains on everything from jewelry to musical instruments and electronics. We offer a 30-day satisfaction guarantee on everything we sell and an easy layaway program that requires a 10 percent down payment and small monthly installments.

While the traditional pawn loan is a viable option for many, we recognize that it isn't right for every customer, and it may not always meet the needs presented by car repairs, medical care and other larger, unexpected bills. In response, Cash America has charted new territory by offering cash advance loans, sometimes called payday loans.

Much like a pawn loan, a cash advance is simple. The customer brings in paperwork such as a current pay stub and a bank statement to apply for the loan. Besides signing a promissory note and related documents, the customer may also leave a personal check for the loan amount plus fees. The customer then has the choice of paying off the loan in cash or allowing Cash America to deposit or electronically process the payment at the end of the loan term, which is usually about two weeks.

But unlike a pawn loan, a cash advance is based on the Company's assessment of a customer's personal credit. This loan also asks for no collateral and is typically larger than the average pawn loan – usually around $400. A customer with an active checking account and who qualifies under our internally developed proprietary scoring models has access to this alternative for quickly getting the funds needed.

Of course, when venturing into any new frontier, safety and security


PAWN LOANS
Cash America
NOW OPEN

can be of concern; the unknown often elicits a sense of trepidation. But Cash America customers can rest easy – much as we have with pawn loans, Cash America has led the way in establishing industry "best practices" to make the cash advance product as equitable and beneficial as possible for our customers. We want our customers to have responsible, regulated choices that allow them to decide what's best. The results have been favorable – in 2008 Cash America extended over $2.1 billion in cash advances, up from $2.0 billion in 2007.



Composition of Net Revenue, Net of Loan Loss Expense
(12 months ended December 31, 2008)


Pawn Service Charges 31%
Profit on Merchandise 29%
Pawn-Related Total 60%
Cash Advances Fees, Net of Loan Losses 38%
Check Cashing/Other 2%



Discovering Ease



We're still exploring new ways to help our customers. The Internet has proven itself as the next expanse to be conquered, and Cash America hasn't hesitated to explore how this technology can help our customers. In 2006, we launched electronic cash advances through our wholly owned subsidiary CashNetUSA, a leading provider of online cash advances.



Customers in 32 states and the United Kingdom can now arrange cash advances via the Internet – it's another convenient avenue for quickly and easily accessing funds. Customers simply submit an online application and are notified of approval within minutes. Funds up to $1,500 are electronically deposited into the customer's bank account the next day, eliminating the need to travel to a lending location.



In addition, CashNetUSA has recently begun testing an online installment loan product in Illinois and New Mexico, with plans to expand into additional states during late 2009, and offers 24-hour customer service. Customers can also now tap into the convenience of having a MasterCard® or Visa® by activating and depositing money onto a prepaid debit card. Some customers may even choose to have their paychecks loaded directly onto the card. Initial results indicate that customers appreciate the option of accessing loan products via this new avenue – today more than one million customers rely on CashNetUSA as their online lender.



CashNetUSA continues to push ahead with efforts in the United States and United Kingdom, with planned expansion into Australia and Canada. The advantage of having a sophisticated and robust online platform, along with technology and analytics teams who work full time to develop convenient loan alternatives, puts Cash America in a unique position within its competitive group. We devote significant internal resources to the development and discovery of new options.

Opportunities remain plentiful in the online realm, and Cash America continues to explore new ways to make our customers' online choices more varied and convenient. It's one more way Cash America's pioneering philosophy pays off for the end user.

Total Pawn Loans Written
(in millions, as of December 31)


$600
$500
$400
$300
$200
$100
$0
04
05
06
07
08

Total Cash Advances Written
(in millions, as of December 31)


$2,400
$2,000
$1,600
$1,200
$800
$400
$0
04
05
06
07
08





Expanding Our Horizons

Cash America has never shied away from international markets and exploration. We have a history of bringing our services to other markets, including our expansion into the United Kingdom and Sweden in 1992 and 1994, respectively. Our past year was no different – in 2008, Cash America's quest to expand our customer base took us



beyond American borders into Mexico. By closing the Prenda Fácil transaction, we greatly increased our growth potential with a 112-store chain of pawn shops located throughout 17 states in central and southern Mexico.



Cash America now owns an 80-percent interest in the parent company of the Prenda Fácil chain, widely regarded as one of the largest privately owned chains of pawn locations in Mexico. The two owner/managers of the company from whom Cash America acquired the controlling interests retained the remaining 20-percent ownership and will remain actively involved. This is a strong current leadership team with a proven ability to successfully manage operations while opening new units.



This transaction provides a significant lending platform in Mexico – a market predicted to provide substantial growth potential in terms of lending locations and earnings for many years to come. Prenda Fácil will be our primary storefront growth vehicle in 2009, with plans to open between 50 and 60 new stores in both new and existing markets in Mexico.

The pawn business that Prenda Fácil operates in Mexico is entirely based on gold jewelry, much like the services Cash America provided in the United Kingdom and Sweden. This is certainly a simpler business model than a full-scale general merchandise pawn shop that Cash America operates in the United States, and Cash America has solid familiarity with how that business operates, given our experience in the United Kingdom and Sweden.

Research shows that on a per-population basis, the entirety of Mexico, 80 percent of which is unbanked, is profoundly underserved by the pawn business. However, pawn lending has grown at a steady rate over the past several years, attributable to a large extent to the preference of many Mexican citizens not to use, or the lack of access to, traditional banks. The resulting opportunity for Cash America is momentous – this move, combined with our planned expansion into Canada and Australia via our robust online delivery platform, opens the door to continued growth in these international markets.



Stepping out toward these new opportunities has the potential to reap substantial benefits and shows once more how Cash America can fill the void created when traditional banks can't meet customer needs.


PRENDA


PRENDA $ FÁCIL
CASA DE EMPEÑO
MONTEPIO



Creating Accurate Perceptions




Cash America
PAWN LOANS
PAYDAY ADVANCE



Trailblazing often means venturing into dark, uncharted territory that isn't for the faint of heart, and this is certainly true in the case of Cash America. Our original foray into the oft-misperceived world of pawn loans, with its movie images of cigar smoke and corruption, began in 1984 with one small pawn shop in Irving, Texas. Over the next 25 years, we've succeeded in revolutionizing the pawn industry with everything from store concepts and layouts to a comprehensive database for assigning collateral value.



Of course, the concept of pawn loans wasn't new – in fact, pawn lenders have been around, according to some historians, for more than 3,000 years. What was new, however, was the idea of pioneering a brightly lit, customer-focused store staffed with friendly, knowledgeable customer service representatives who deliver consistent collateral assessments. This is the innovation that propelled Cash America to the top of our industry.

As the first publicly owned national pawn chain, we've developed a high-end, customer-focused pawn business. We're proud to say that our traditional pawn business – now more than 600 stores strong – remains a viable alternative to traditional financial institutions for millions of hardworking families. We've come a long way in expanding our industry's operations and updating its perceptions among our audiences. Whether we're dealing with customers, regulators, law enforcement, co-workers, the media or investors, we continue to make significant headway in defining a new kind of pawn industry.

When we first started out, we had 3,000 years of negative perceptions of the pawn industry to overcome – and we've made swift headway in raising those perceptions to new heights. We've accomplished a number of firsts. Before Cash America, the pawn industry was traditionally a closely guarded business, but we were the first company to raise capital, including public equity, to build a chain of pawn lending locations, the first to develop formal training systems for employees and the first to network stores with a centralized customer database.

We also pioneered creating a centralized jewelry processing center, developing sophisticated practices to verify gold content and confirm the genuine quality of diamonds, and developing an asset protection/loss prevention group to protect the interests of our investors and monitor operational compliance. In addition, we formalized operating practices and inventory control systems that remain unmatched in our industry.

It has always been Cash America's focus to challenge our industry – to move it to the next level, converting it from unbridled to refined.





U.S. Pawn Collateral/Merchandise Mix
(as of December 31, 2008)


Jewelry 62%
Electronics 14%
Musical Instruments/Other 16%
Tools 8%





Pursuing Individual Development







At its heart, the desire to conquer a new frontier often stems from a passion for individuality – a person's fundamental right to choices and opportunities in every aspect of life. That passion is no different in our case – Cash America believes that people from all walks of life and all income levels should have a viable alternative to traditional banking institutions.


CashAmerica

Current data indicates that up to 10 percent of American families are underserved by banks, and those numbers are expected to rise given current economic conditions. The reality is that traditional lending institutions have all but ignored many of our customers, leaving them with limited options.



Today's customers are armed with facts and understand their alternatives when choosing a Cash America loan product. They know that Cash America is frequently the lowest-cost reliable short-term solution to a short-term financial need, and they care about maintaining good credit scores and other indicators of financial responsibility. They are experts at stretching dollars and juggling bills, generally ranging in age from 18 to 36, with household incomes anywhere from $29,000 to $50,000. Many own their own homes and/or have some college education.



Our small, short-term loans give customers a lower-cost option to increasingly high bank fees, NSF charges, late fees on credit cards, and penalties on delinquent accounts from utility companies or mortgage lenders. We're here to support our customers as they blaze their own trails – by providing a reliable financial resource, we support their individual spirits of optimism and achievement.

Our commitment to individual growth and exploration extends to our more than 5,500 employees as well. We've pioneered the innovative Cash America management training program – comprehensive preparation that includes in-class instruction, partnerships with mentor managers and basic jewelry appraisal education. This training program was recently recognized and won first place for Best Learning Center Web Site as part of the Learn.com Empowerment Awards. Many members of our operations team also participate in Cash America University, a week-long educational and motivational program we launched in 2004.

We offer plentiful opportunities for career growth – we promote from within whenever possible, and we offer a compensation program that makes it possible to earn a great living. We've made it a priority to listen to our employees and push toward new ways to make Cash America a great place to foster long-term careers.

We're also committed to developing our industry-leading point-of-sale and management information systems, moving toward a more customer-centric platform that keeps our operations quick and efficient. These changes make it possible for employees to add products and services with ease and result in more user-friendly transactions. Throughout 2009, we'll continue to explore new opportunities for adapting our technology to our customers' and employees' needs.







Harnessing Endless Possibilities


SUPER
PAWN



Our passion for exploring new vistas at every level of customer and employee experience reaps a substantial benefit for shareholders. We remain pioneers in a dynamic, quickly changing industry, as our end-of-year numbers indicate.

Total revenue for the fiscal year ended December 31, 2008, was over $1 billion, up 11 percent from $929.4 million in 2007. Cash America finished fiscal year 2008 with net income of $81,140,000 ($2.70 per share) for the 12-month period compared to $79,346,000 ($2.61 per share) in fiscal year 2007.



This includes one-time and unusual charges compared to $75,290,000 ($2.48 per share), excluding an after-tax gain of $4.1 million (13 cents per share), in fiscal 2007 related to the sale of our Swedish pawn business. The 11-percent increase in total revenue follows 34- and 17-percent increases in fiscal years 2007 and 2006, respectively.

Notwithstanding the loss of major markets, our online cash advance business increased its volume of loans written during 2008 by 24 percent year-over-year. Despite worldwide economic turmoil during 2008, we still posted a record year for revenues, EBITDA, net earnings and earnings per share. These were all reported historical highs for the Company.



As pleased as we are with these results, we know that there are additional areas for exploration and discovery. We won't stop here. We believe that the opportunities for sustained growth in revenue and earnings are abundant, directly correlated to customer demand for pawn loans and short-term cash advances, plus the ability to sell value-priced merchandise from unredeemed pawn loans. The Prenda Fácil acquisition and the innovation of online customer-centric solutions only add to our growth potential.

Our business prospects are focused on the strength and stability of our U.S. pawn shop business, our exciting growth opportunity in Mexico and Latin America, and the significant development work we've undertaken to find new and innovative credit alternatives for our customers. Our success in the United Kingdom and potential entrance into Canada and Australia with CashNetUSA remain chief areas of focus as well.

We're well aware that the most successful businesses are often the result of hard work, ingenuity and a desire to press beyond the borders of the typical. As long as there are new opportunities, new technologies and new markets waiting to be explored, Cash America will lead the way in making the most of those opportunities. Much like those throughout history who've pushed forward into new lands, we're confident that the effort will be worthwhile for the customers, employees and shareholders who join us in exploring new frontiers.



Cash America Market Coverage

Cash America Pawn, SuperPawn, Prenda Fácil, CashNetUSA, Cashland and Cash America Payday Advance locations and market coverage as of December 31.

Lending Locations

As of December 31

U.S. PAWN	2008	2007	2006
Texas	200	199	195
Florida	69	68	67
Nevada	26	27	25
Tennessee	22	22	21
Louisiana	20	20	20
Illinois	19	18	15
Arizona	18	18	18
Georgia	17	17	17
Missouri	17	17	16
Oklahoma	15	15	15
Indiana	13	13	13
Kentucky	10	10	10
North Carolina	10	10	10
Alabama	9	9	9
Utah	7	7	7
Ohio	6	6	6
South Carolina	6	6	6
Alaska	5	5	5
Colorado	5	5	5
Washington	5	5	5
California	1	1	1
Nebraska	1	1	1
Total U.S. Pawn	**501**	**499**	**487**

MEXICO PAWN	2008	2007	2006
Estado de México	16	–	–
Guerrero	14	–	–
Distrito Federal	13	–	–
Tabasco	11	–	–
Veracruz	11	–	–
Oaxaca	10	–	–
Chiapas	8	–	–
Jalisco	8	–	–
Guanajuato	6	–	–
Puebla	4	–	–
Querétaro	4	–	–
Michoacán	2	–	–
Aguascalientes	1	–	–
Campeche	1	–	–
Morelos	1	–	–
Tlaxcala	1	–	–
Yucatán	1	–	–
Total Mexico Pawn	**112**	**–**	**–**

CASH ADVANCE	2008	2007	2006
Ohio	114	139	137
Texas	51	54	54
Indiana	32	32	32
California	23	33	37
Kentucky	16	16	16
Michigan	12	12	12
Illinois	–	18	7
Total Cash Advance	**248**	**304**	**295**
TOTAL LENDING LOCATIONS	**861**	**803**	**782**

Legend for Geographic Market Presence

- Storefront and Internet Lending
- Internet Lending Only
- Storefront Lending Only
- No Lending Activity



Hawaii
Alaska
Mexico
United Kingdom
Seattle
Reno
Carson City
Salt Lake City
Las Vegas
Denver
Colorado Springs
Pueblo
Omaha
Kansas City
St. Louis
Chicago
Lansing
Detroit
Toledo
Cleveland
Akron
Canton
Fort Wayne
Dayton
Columbus
Indianapolis
Cincinnati
Louisville
Lexington
Bowling Green
Greensboro
Winston-Salem
Charlotte
Greenville
Nashville
Memphis
Atlanta
Birmingham
Charleston
Savannah
Santa Maria
Santa Barbara
Los Angeles
San Diego
Phoenix
Scottsdale
Mesa
Tulsa
Oklahoma City
Lubbock
Abilene
Fort Worth
Dallas
Tyler
Monroe
Midland
Odessa
El Paso
Waco
Austin
San Antonio
Houston
Baton Rouge
New Orleans
Mobile
Pensacola
Jacksonville
Daytona Beach
Orlando
Tampa
St. Petersburg
West Palm Beach
Fort Lauderdale
Miami
Laredo
Corpus Christi
McAllen
Brownsville
Anchorage
Mexico City
Edinburgh
Belfast
Dublin
London

Acting Responsibly and Serving Customer Needs

As a leader in the short-term cash advance industry and a member of the Community Financial Services Association of America (CFSA), Cash America acts as a responsible lender and applies the industry's best practices as it serves customers. These best practices include: (1) full disclosure of terms and conditions to each customer and abiding by all requirements of each state, including the Federal Truth in Lending Act; (2) compliance with all applicable laws; (3) truthful advertising; (4) encouraging customer responsibility; (5) limiting rollovers by the customer to four or the state limit, whichever is less; (6) a one-day right to rescind at no cost to the customer; (7) adherence to appropriate collection practices, including the Fair Debt Collection Practices Act; (8) no threat of criminal action against a customer who is delinquent on his or her account; (9) enforcement of the industry's self-policing best practices and reporting violations to the proper authorities; (10) support for responsible legislation of the industry that incorporates these best practices; (11) offering all customers an extended payment plan; (12) Internet lending licensed under state law where customers reside; and (13) display of the CFSA membership seal to alert customers of the store's affiliation with the CFSA and the store's adherence to these best practices. To review a full description of these best practices, visit the CFSA's Web site at www.cfsa.net.

Cash America strives to provide its customers with borrowing options that best fit the individual customer's needs. In 2008, it is estimated that the cash advance industry served 19 million U.S. households and extended $42 billion of capital to consumers.[1] Recently, several academic research papers were published regarding the cash advance industry. The research indicates that the cash advance option is typically the lower-cost option for the customer, provides an important source of much-needed capital from a licensed and regulated provider and enhances the welfare of the community. To review some of the more recent research papers, please refer to the Cash America Web site at www.cashamerica.com.

(1) Stephens, Inc. March 2009 estimates.

Comparative Data – 2008 Average Insufficient Funds/Overdraft Protection Paid Per Banked Household



$600
$500
$400
$300
$200
$100
$0
$369
$542
$241
USA
States w/o Cash Advance
States with Cash Advance

Source: Bretton Woods, Inc.; 2008 Analysis of Bank and Credit Union NSF/ODP Programs, *published January 9, 2009.*

What the scholars say about the short-term cash advance product:

"The default policy prescription in South Africa and much of the rest of the world (including parts of the U.S.) is to restrict access [to high-risk, high-interest credit] based on the presumption that vulnerable consumers overborrow in these markets. Our evidence casts doubt on this presumption and suggests that revealed preference carries the day: Our consumers who borrowed at 200% benefited from doing so, at least relative to their outside options." [1]

"Most importantly, [the study did]...not find any evidence that the net effects of expanded access to expensive consumer credit are negative." [2]

"Preventing or limiting the use of payday loan services only encourages borrowers to seek out and utilize less attractive alternatives that put the borrower in an even weaker financial position." [3]

"This study finds that the industry's proffered justifications for high service fees, and by extension high APR's, may be justified by both high store expenses and high loan losses. In addition, this study finds that payday lender profit margins are less than half that of their mainstream lending counterparts." [4]

"In order to provide a valuable service, payday lenders choose to keep longer business hours and operate a higher density of stores than traditional lenders such as banks. The cost of convenience is lower profitability." [5]

(1) (2) July 2007 study, "Expanding Credit Access: Using Randomized Supply Decisions to Estimate the Impacts," *by Dean Karlan, Yale University, and Jonathan Zinman, Dartmouth College.*

(3) "Payday Lending and Public Policy: What Elected Officials Should Know," *by Tom Lehman, Ph.D., adjunct scholar of the Indiana Policy Review Foundation and professor of economics at Indiana Wesleyan University, August 2006.*

(4)(5) Fordham Journal of Corporate & Financial Law, *published 2007.*

Total Return Performance



250
200
150
100
50
Index Value
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Cash America International, Inc.
S&P 500
Russell 2000
Cash America 2008 Peer Group*

	Period Ending					
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Cash America International, Inc.	100.00	142.42	111.63	226.45	156.54	133.06
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
Cash America 2008 Peer Group*	100.00	196.23	132.07	219.80	168.92	111.17

** The Cash America 2008 Peer Group includes First Cash Financial Services, Inc., EZCORP, Inc., Dollar Financial Corp., QC Holdings, Inc., Advance America, Cash Advance Centers, Inc.*

Source: SNL Financial LC, Charlottesville, VA.

Total Lending Locations as of December 31



1,000
800
600
400
200
0
04
05
06
07
08

Gross Lending Assets
(in millions, as of December 31)



$350
$300
$250
$200
$150
$100
$50
$0
04
05
06
07
08
Card Services
Cash Advances Internet*
Cash Advances Storefront*
Pawn Loans
* Gross Cash Advances includes amounts extended by third parties.

Return on Assets Continuing Operations



10%
8%
6%
4%
2%
0%
04
05
06
07
08

Return on Equity Continuing Operations



20%
15%
10%
5%
0%
04
05
06
07
08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission File Number 1-9733

CashAmerica®

Cash America International, Inc.

(Exact name of registrant as specified in its charter)

Texas	**75-2018239**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1600 West 7th Street Fort Worth, Texas	**76102 – 2599**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(817) 335-1100

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.10 par value per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

The aggregate market value of 28,117,012 shares of the registrant's Common Stock held by non-affiliates on June 30, 2008 was approximately $871,627,372.

At February 11, 2009 there were 29,523,723 shares of the registrant's Common Stock, $.10 par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pertaining to the 2009 Annual Meeting of Shareholders are incorporated herein by reference into PART III of this Form 10-K.

CASH AMERICA INTERNATIONAL, INC.

YEAR ENDED DECEMBER 31, 2008

INDEX TO FORM 10-K

PART I

ITEM 1. BUSINESS

General

Cash America International, Inc. (the "Company") provides pawn loans, short-term cash advances, check cashing services and other specialty financial services to individuals. The Company also sells merchandise in its pawnshops, primarily personal property that has been forfeited in connection with its pawn lending operations.

The Company was incorporated in 1984 to engage in the business of owning and operating pawnshops. Since its formation, the Company has significantly broadened the scale and geographic scope of its pawn operations so that, as of December 31, 2008, it was the nation's largest provider of pawn loans and, it believes, is the largest operator of pawnshops in the world. The Company also has expanded its financial services offerings by offering cash advances and other specialty financial services.

As of December 31, 2008, the Company operated 501 pawnshops in 22 states throughout the United States (including 15 pawnshops that are franchises). Most of the Company's pawnshops located in the U.S. operate under the "Cash America" trade name; 43 pawnshops (located in Arizona, California, Nevada and Washington) operate under the "SuperPawn" trade name. In addition, the Company is the majority owner of the company operating pawn shops under the name of "Prenda Fácil", which, as of December 31, 2008, included 112 pawn lending locations in central and southern Mexico.

The Company offers unsecured cash advances through 431 of its pawnshops, in 74 standalone Cash America Payday Advance locations, in 174 locations operated by its wholly-owned subsidiary Cashland Financial Services, Inc. under the "Cashland" trade name, and, since September 2006, over the internet under the trade name "CashNetUSA" at www.cashnetusa.com in the United States. In July 2007, the Company began offering short-term unsecured loans to customers who reside throughout the United Kingdom through its internet platform under the trade name "QuickQuid" at www.quickquid.co.uk.

Through its wholly-owned subsidiary Mr. Payroll Corporation ("Mr. Payroll"), the Company offers check cashing services through 128 franchised and five company-owned check cashing centers. Many of the Company's pawn and cash advance locations also offer check cashing services and other retail financial services such as stored-value cards, money orders and money transfers.

On July 23, 2008, the Company, through a wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "PI"), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"), a group of companies in the business of, among other things, providing loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues.

Since its inception, the Company has grown by acquiring existing pawnshops and establishing new ones in locations that can benefit from its centralized management and standardized operations. The Company has pursued a similar strategy for acquiring and establishing cash advance locations since 2003. With both pawnshops and cash advance locations, the Company seeks to increase its share of the consumer loan business and concentrate multiple lending locations in regional and local markets in order to expand market penetration, enhance name recognition and reinforce marketing programs. The Company intends to continue this strategy for acquiring and establishing new lending locations oriented to pawn lending locations, and intends to offer new products and services at its physical lending locations in order to meet the growing financial services needs of its customers.

The Company began offering cash advances online with its acquisition of CashNetUSA in September 2006. The Company is also actively pursuing strategies to increase and enhance its online presence, including the entrance of various international markets, the use of joint cooperative marketing agreements to reach additional customers and the introduction of longer term installment loan products with the goal of becoming the premier online direct provider of short term loans. The Company also intends to offer new products and services that complement its specialty financial services and to meet the growing financial services needs of its customers both at its physical lending locations and online.

Recent Developments.

Prenda Fácil Acquisition. On December 16, 2008, the Company acquired 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada ("Creazione"), which, as of December 31, 2008, operates a chain of 112 pawnshops in Mexico under the name "Prenda Fácil." The Company paid an aggregate initial consideration of $90.5 million, net of cash acquired, of which $82.6 million was paid in cash, including acquisition costs of approximately $3.4 million. The remainder of the initial consideration was paid in the form of 391,236 shares of the Company's common stock with a fair value of $7.9 million as of the closing date. The Company also agreed to pay a supplemental earn-out payment in an amount based on a five times multiple of the consolidated earnings of Creazione's business as specifically defined in the Stock Purchase Agreement (generally Creazione's earnings before interest, income taxes, depreciation and amortization expenses) for the twelve month period ending June 30, 2011, reduced by amounts previously paid. If the calculation of the supplemental payment produces an amount that is zero or less, there would be no supplemental payment. This supplemental payment is expected to be paid in cash on or before August 15, 2011. The Company is operating the Prenda Fácil pawnshops through its Retail Services Division, and is including the activities of Prenda Fácil in the results of its pawn lending segment.

Primary Innovations Acquisition. On July 23, 2008, the Company, through a wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "PI"), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"), a group of companies in the business of, among other things, providing loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues. The Company paid approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan that the Company had made to PBSI and approximately $0.3 million related to transaction costs. The Company also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing. The amount of each supplemental payment is to be based on a multiple of 3.5 times the consolidated earnings attributable to PI's business for a specified period (generally 12 months) preceding each scheduled supplemental payment, reduced by amounts previously paid. Substantially all of these supplemental payments will be accounted for as goodwill. The first supplemental payment is due in April 2009, and, under the terms of the purchase agreement, shall not be less than $2.7 million. The activities of PI are included in the results of the Company's cash advance segment.

Regulatory Developments. During the second quarter, the Company announced the potential closure of up to 139 cash advance locations in Ohio due to legislation adopted by the Ohio legislature in May 2008 that made changes to the statutes governing the Ohio cash advance product. In June 2008, the Governor of Ohio signed the new legislation into law. This new law capped the annual percentage rate, as defined in the statute ("APR"), on payday loans in Ohio at 28%, which significantly reduced the revenue and profitability of that product in Ohio, effectively eliminating the Company's ability to offer that particular product in Ohio. Upon the new law becoming effective in the fourth quarter of 2008, the Company's online business and its Ohio storefronts, including the remaining Ohio Cashland locations, began offering customers short-term unsecured loans governed by the Ohio Second Mortgage Loan statute, and most of the remaining Ohio Cashland locations also began offering gold buying services. The Company is closely evaluating the success and viability of such alternative products and services.

On July 26, 2008, the Pennsylvania Department of Banking ("PDOB") issued a notice announcing a "change in policy," effective February 1, 2009. The notice concluded that out-of-state lenders such as the Company were lending "in" Pennsylvania. Accordingly, the notice purported to subject such lenders to the licensing requirements of the Pennsylvania Consumer Discount Company Act (the "CDCA"), which sets the maximum permissible interest at a level well below the interest rate the Company charges on its online cash advance loans. On January 8, 2009, the Company brought suit against the PDOB in Pennsylvania Commonwealth Court, arguing that the notice was invalid because it was adopted in violation of applicable procedural requirements and because it conflicted with the plain language of the CDCA. After a hearing on the Company's initial request for a preliminary injunction, the judge expressed the view that the matter should be heard by all the judges of the Commonwealth Court. Accordingly, the Company agreed to stay its request for a preliminary injunction, and the Court scheduled a final injunction hearing for April 1, 2009. As a part of these proceedings, the PDOB filed a counterclaim against the Company seeking a declaratory judgment that the Company's online lending activities to Pennsylvania consumers is not authorized by Pennsylvania law, however, the PDOB represented that it "has no intent to pursue a retroactive financial remedy" against the Company or any similarly situated lender for loans made prior to the date of the ultimate decision in this case. The Company is actively pursuing its original claim and will vigorously defend the PDOB's counterclaim, which the Company believes is without merit. The Company does not expect a final decision in this case prior to the summer of 2009. However, there can be no assurance as to the timing of the decision or the ultimate decision on the merits.

Similarly, on September 5, 2008, the Minnesota Department of Commerce (the "Department") announced a change in its governance of online cash advance products that could have caused a material change to the economics of the product offered in that state. On November 5, 2008, a trade association filed a petition against the Department seeking for the Department to cease the planned application of this new policy change due to the Department's failure to comply with the requisite procedures for promulgating new rules. On November 26, 2008, the Minnesota Office of Administrative Hearings issued an order requiring the Department to cease enforcement of their September 5, 2008 policy change. The Department has not taken any further action on this matter as of the date of this report.

The Company's principal executive offices are located at 1600 West 7th Street, Fort Worth, Texas 76102-2599, and its telephone number is (817) 335-1100. As used in this report, the term "Company" includes Cash America International, Inc. and its subsidiaries, unless the context otherwise requires.

Access to Reports. Through its home page at www.cashamerica.com, the Company provides free access to its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC").

These reports may also be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, or at the SEC website at www.sec.gov. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

Pawn Lending and Merchandise Disposition Activities

Pawnshops are convenient sources of consumer loans. They also sell previously-owned merchandise acquired from customers who do not redeem their pawned goods or purchased directly from customers. A pawnshop may also sell items purchased from third-party vendors.

Lending. When receiving a pawn loan from the Company, a customer pledges personal property to the Company as security for the loan. The Company delivers a pawn transaction agreement, commonly referred to as a pawn ticket, to the customer, along with the proceeds of the loan. If the customer does not repay the loan or redeem the property, the customer forfeits the property to the Company, and the Company sells the property.

The Company relies on the disposition of pawned property to recover the principal amount of an unpaid pawn loan, plus a yield on the investment. It does not have recourse against the customer for the loan. As a result, the customer's creditworthiness is not a factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status. Goods pledged to secure pawn loans are generally tangible personal property such as jewelry, tools, televisions and stereos, musical instruments, firearms, and other miscellaneous items. (Pawn transactions can also take the form of a "buy-sell agreement" involving the actual sale of the property by the customer to the pawnshop with the customer retaining an option to repurchase the property. Pledge and buy-sell transactions are referred to throughout this report as "pawn loans.")

The Company contracts for a finance and service charge to compensate it for the use of the funds loaned and to cover direct operating expenses related to the transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, in a manner similar to which interest is charged on a bank loan, and generally ranges from 12% to 300% annually, as permitted by applicable state pawnshop laws. These finance and service charges contributed approximately 17.9% of the Company's total revenue in 2008, 17.3% in 2007 and 21.5% in 2006. The amounts of these charges are disclosed to the customer on the pawn ticket.

The pawn ticket also sets forth, among other items: the name and address of the pawnshop and the customer; the customer's identification number from his or her driver's license or other approved identification; the loan date; the identification and description of the pledged goods, including applicable serial numbers; the amount financed; the maturity date; the total amount that must be paid to redeem the pledged goods on the maturity date; and the annual percentage rate.

The Company sets the amount of a pawn loan generally as a percentage of the pledged personal property's estimated disposition value. The Company relies on many sources to determine the estimated disposition value, including its proprietary automated product valuation system, catalogs, "blue books," newspapers, internet research and its (or its employees') experience in disposing of similar items of merchandise in particular pawnshops. The Company does not use a standard or mandated percentage of estimated disposition value in determining the loan amount. Instead, its employees may set the percentage for a particular item and determine whether the item's disposition, if it is forfeited to the pawnshop, would yield a profit margin consistent with the Company's historical experience with similar items. The Company holds the pledged property through the term of the loan, which, unless earlier repaid, renewed or extended, is generally one month plus an additional period (typically 30-60 days) for the customer to redeem his merchandise by paying off the loan and all accrued charges. A majority of the Company's pawn loans are either paid in full with accrued finance and service charges or are renewed or extended by the customer's payment of accrued finance and service charges. If a customer does not repay, renew or extend his loan, the unredeemed collateral is forfeited to the Company and becomes merchandise available for disposition through the Company's pawnshops, wholesale sources, internet sales or through a major gold bullion bank. The Company does not record pawn loan losses or charge-offs because the amount advanced becomes the carrying cost of the forfeited collateral that is to be recovered through the merchandise disposition function described below.

With regard to the Company's foreign pawn operations, the principal form of collateral accepted by the Company is gold jewelry. The amount that the pawnshop is willing to finance in a pledge of gold jewelry is typically based on a fixed amount per gram of the gold content of the pledged property. Similar to domestic operations, fluctuations in gold prices historically have affected the amount that the pawnshop is willing to lend against an item. A sustained increase or decrease in the market price of gold can cause a related increase or decrease in the amount of the pawnshop's loan portfolio and related finance and service charge revenue. Pawn loans at the Company's Mexico operations are generally made for a term of four weeks, with charges of approximately 12% per month. The collateral is held through the term of the loan, and, in the event that the loan is not repaid or renewed on or before maturity, the unredeemed collateral is disposed of on behalf of the customer in satisfaction of all fees and charges and to repay the principal amount loaned. If the amounts received upon disposition of forfeited collateral are in excess of the principal amount of the loan, all accrued fees and charges and disposition expenses, the excess is held by the Company subject to being reclaimed by the borrower for a period of time, generally 6 months.

For domestic and foreign pawn operations, the recovery of the amount advanced and the realization of a profit on the disposition of merchandise depends on the Company's initial assessment of the property's estimated disposition value when the pawn loan is made. While the Company has historically realized profits when disposing of merchandise, the improper assessment of the disposition value could result in the disposition of the merchandise for an amount less than the loan amount. For 2008, 2007 and 2006, the Company experienced profit margins on disposition of merchandise of 36.6%, 37.8% and 38.7%, respectively. Changes in gold prices generally will also increase or decrease the disposition value of jewelry items acquired in pawn transactions and could enhance or adversely affect the Company's profit or recovery of the carrying cost of the acquired collateral.

At December 31, 2008, the Company had approximately 1.4 million outstanding pawn loans (including 1.2 million domestic and 0.2 million foreign) totaling $168.7 million, ($152.1 million domestic and $16.7 million foreign) with an average of approximately $120 per loan outstanding ($125 domestic and $90 foreign).

Presented below is information with respect to pawn loans made, acquired, and forfeited for the U.S and foreign pawn lending operations for the years ended December 31, 2008, 2007 and 2006. The foreign loan activity is for the 14 days in 2008 following the closing of the transaction and has an insignificant effect on the amounts shown below as loans made, repaid, renewed or forfeited (dollars in thousands):

	2008	2007	2006
Loans made, including loans renewed	**$ 594,815**	$ 514,797	$ 474,046
Loans acquired	**18,497**	607	4,365
Loans repaid	**(247,332)**	(218,920)	(210,177)
Loans renewed	**(99,178)**	(79,751)	(78,942)
Loans forfeited for disposition	**(234,605)**	(206,798)	(177,188)
Effect of exchange rate translation	**(769)**	—	—
Net increase in pawn loans outstanding	**$ 31,428**	$ 9,935	$ 12,104

Merchandise Disposition Activities. The Company sells merchandise that pawn customers forfeit when they do not repay or renew their pawn loans. The Company sells most of this merchandise at its pawnshops, but also disposes of some items through wholesale sources, over the internet, or, in the case of some gold jewelry, through a major gold bullion bank. Its pawnshops also sell used goods purchased from the general public and some new merchandise, principally accessory merchandise that complements and enhances the marketability of items such as tools, consumer electronics and jewelry. For the year ended December 31, 2008, $306.7 million of merchandise was added to merchandise held for disposition, of which $234.6 million was from loans not repaid, $72.1 million was purchased from customers and vendors, and $44,000 was added through acquisitions of pawnshops. Proceeds from disposition of merchandise contributed 45.2% of the Company's total revenue in 2008, 42.7% in 2007 and 48.1% in 2007.

While the Company offers refunds and exchanges for certain merchandise items, it does not provide its customers with express warranties on used merchandise; however, the Company offers customers a 30-day satisfaction guarantee, whereby customers can return merchandise and receive a full refund, a replacement item of comparable value or store credit. Customers may purchase merchandise on a layaway plan under which the customer makes an initial cash deposit representing a small portion of the disposition price and pays the balance in regularly scheduled, non-interest bearing payments. The Company segregates the layaway item and holds it until the customer has paid the full disposition price. If the customer fails to make a required payment, the item is placed with the other merchandise held for disposition. At December 31, 2008, the Company held approximately $8.8 million in customer layaway deposits.

The Company provides an allowance for valuation and shrinkage of its merchandise. The amount of this allowance is based on management's evaluation of factors such as historical shrinkage and the quantity, composition and age of merchandise on hand. At December 31, 2008, total pawn operations merchandise on hand was $109.5 million, after deducting an allowance for valuation and shrinkage of merchandise of $0.7 million.

Cash Advance Activities

The Company's cash advance products are generally offered as single payment cash advance loans. These loans generally have a loan term of seven to 45 days and are generally payable on the customer's next payday. The Company originates cash advances in some of its locations and arranges for customers to obtain cash advances from independent third-party lenders in others. The Company also offers cash advances over the internet under the name CashNetUSA in the United States and under the name QuickQuid in the United Kingdom.

In a typical cash advance transaction, a customer executes a promissory note or other repayment agreement generally supported by that customer's personal check or authorization to debit the customer's checking account via an Automated Clearing House ("ACH") transaction. Customers may repay the amount due from the cash advance either with cash, by allowing their check to be presented for collection, or by allowing their checking account to be debited via an ACH transaction. Collection activities are an important aspect of the cash advance product offering due to the high incidence of unpaid balances beyond stated terms. The Company operates centralized collection centers to coordinate a consistent approach to customer service and collections.

The Company provides services in connection with single payment cash advances originated by independent third-party lenders, whereby the Company acts as a credit services organization on behalf of consumers in accordance with applicable state laws (the "CSO program"). The CSO program includes arranging loans with independent third-party lenders, assisting in the preparation of loan applications and loan documents, and accepting loan payments. To assist the customer in obtaining a loan through the CSO program, the Company also, as part of the credit services it provides to the customer, guarantees, on behalf of the customer, the customer's payment obligations to the third-party lender under the loan. A customer who obtains a loan through the CSO program pays the Company a fee for the credit services, including the guaranty, and enters into a contract with the Company governing the credit services arrangement. Losses on cash advances acquired by the Company as a result of its guaranty obligations are the responsibility of the Company. As of December 31, 2008, the CSO program was offered in Texas and Maryland. In July 2008, the Company discontinued offering the CSO program to customers in Florida and began underwriting its own loans pursuant to the Florida deferred presentment statute.

The Company offers short-term unsecured cash advances in many of its pawnshops, in standalone Cash America Payday Advance and Cashland locations, and, since its acquisition of CashNetUSA in September 2006, over the internet. As of December 31, 2008, a cash advance product was available in 679 total locations, including 431 pawnshop locations and 248 standalone cash advance locations, and the internet lending operations had cash advances outstanding in 33 states and in the United Kingdom. Cash advance products offered under the CSO program were available at 249 locations and through the CashNetUSA website.

In connection with the Company's card services business, the Company provides marketing and loan processing services for a third-party bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues ("Processing Program"). The Company also acquires a participation interest in the receivables generated by the bank in connection with the Processing Program. The Company classifies revenue from its participation interest in the receivables generated by the third-party lending bank, as well as marketing, processing and other miscellaneous fee income generated from its card services business as cash advance fees.

Although cash advance transactions may take the form of loans or deferred check deposit transactions, this report refers to cash advances originated both by the Company and by third-party lenders under the CSO program and the Processing Program as "cash advances" for convenience. Cash advance fees earned by the Company contributed approximately 35.4% of the Company's total revenue in 2008, 38.2% in 2007 and 28.1% in 2006.

If the Company collects a delinquent amount that exceeds the amount it has acquired as a result of its guaranty to third-party lenders, the Company is entitled to the excess when collected. Since the Company may not succeed in collecting all of its delinquent accounts, it records an accrual for amounts estimated to be adequate to absorb credit losses from cash advances in the aggregate cash advance portfolio, including those it expects to acquire as a result of its guaranty obligations. As of December 31, 2008, $140.5 million of combined gross cash advances was outstanding, including $35.2 million owned by the third-party lenders that is not included in the Company's consolidated balance sheets. An allowance for losses of $21.5 million has been provided in the consolidated financial statements. The Company also provided accrued losses for third-party owned portfolios of $2.1 million at December 31, 2008, which is included in "Accounts payable and accrued expenses" in the accompanying consolidated balance sheet. See Item 8. Financial Statements and Supplementary Data, Note 4 of "Notes to Consolidated Financial Statements."

Presented below is information with respect to the cash advance product for the years ended December 31, 2008, 2007 and 2006:

		2008		2007		2006
Locations offering cash advances at end of year		**679**		735		720
On behalf of the Company		**430**		416		406
On behalf of the third-party lenders		**249**		319		314
Amount of cash advances written (in thousands)	$	**2,076,575**	$	2,024,927	$	1,177,763
On behalf of the Company	$	**1,373,642**	$	1,370,167	$	817,186
On behalf of the third-party lenders	$	**702,933**	$	654,760	$	360,577
Amount of cash advances assigned by the third-party lenders (in thousands)	$	**114,877**	$	93,611	$	33,760
Average cash advance amount written	$	**433**	$	413	$	381
Number of foreign countries with online lending at end of period		**1**		1		—

Check Cashing and Other Services

The Company provides check cashing and other financial services through its Mr. Payroll and Cashland subsidiaries and through many of its pawnshop and payday advance locations. Other financial services include the sale of stored-value cards, money orders and money transfers, among others. As of December 31, 2008, Mr. Payroll's operations consisted of 128 franchised and five company-owned check cashing centers in 16 states. Each Mr. Payroll franchisee pays royalties to Mr. Payroll based on the gross revenues of check cashing services provided within the franchisee's facility. Cashland provides check cashing in all 174 of its cash advance locations. Aggregate check cashing fees, royalties and other income were 1.5% of the Company's total revenue in 2008, 1.8% in 2007, and 2.3% in 2006.

Financial Information on Segments and Areas

Additional financial information regarding the Company's revenues and assets by each of its three operating segments is provided in Note 17 of "Notes to Consolidated Financial Statements."

Operations

The Company's domestic operations are organized into two divisions: the Retail Services Division, which operates all of the physical lending locations and the Internet Services Division, which operates the Company's online lending activities. Each Division is headed by a Division President who reports to the Chief Executive Officer. The Company's administrative functions are coordinated by nine Senior Vice Presidents and 24 Vice Presidents of various departments located at the Company's Field Support Center in Fort Worth, Texas and in its home office for the Internet Services Division in Chicago, Illinois. The Company also has five Region Vice Presidents responsible for overseeing geographical operating regions in the Company's Retail Services Division. A leadership management team comprised of the Chief Executive Officer, the President of the Retail Services Division, the President of the Internet Services Division, the Chief Financial Officer and the General Counsel of the Company is responsible for establishing and maintaining the strategic direction of the Company, including assessment of activities related to corporate goals and objectives. The Company's foreign operations are managed by an advisory board of six directors.

Retail Services – Unit Management. The President of the Retail Services Division oversees the operations of all of the Company's location-based pawn and cash advance lending operations in both the pawn lending segment and the cash advance segment. Each pawn and cash advance lending location has a unit manager who is responsible for supervising its personnel and assuring that it is managed in accordance with Company guidelines, policies and procedures. Each unit manager reports to a Market Manager, who typically oversees approximately ten unit managers. This operating division consists of five geographic operating regions, each of which is managed by a Region Vice President. Each Market Manager reports to one of the Company's 11 Regional Operations Directors, and the Regional Operations Directors each report to a Region Vice President.

International Pawn Activities. Prenda Fácil is a chain of pawnshops located throughout central and southern Mexico in which the Company has a majority ownership. The business is primarily managed by its two senior executive officers who collectively own the remaining 20% of Prenda Fácil not acquired by the Company. The management team is segmented into six geographic regions managed by Operations Directors. Each geographic region has between 15 and 30 locations. Within the regions there are market managers with direct store management responsibilities of between five and ten locations. The Prenda Fácil management team reports to a six member advisory board comprised of the two senior executives who collectively own 20% of Prenda Fácil, as well as the Company's Chief Executive Officer, the President of the Retail Services Division, the Chief Financial Officer and one of the Company's Region Vice Presidents.

Internet Services. CashNetUSA is managed by the President of the Internet Services Division. The management team consists of two Senior Vice Presidents and five Vice Presidents responsible for different areas of CashNetUSA's operations. All of these officers except one Vice President report directly to the President of the Internet Services Division. The President of the Internet Services Division is also responsible for overseeing and managing the business of Primary Innovations, LLC, the Company's stored-value card based business.

Trade Names. The Company operates its locations under the trade names "Cash America," "Payday Advance," "Cashland," "Mr. Payroll," "SuperPawn," "CashNetUSA", "QuickQuid" and "Prenda Fácil." The Company's marks "Cash America," "Cashland," "SuperPawn," "Cash When It Counts," "CashNetUSA" and "Mr. Payroll" are registered with the United States Patent and Trademark Office. The mark "Prenda Fácil" is registered with the Mexican Industrial Property Institute.

Personnel. At December 31, 2008, the Company employed 5,587 persons in its operations, of whom 618 were in executive and administrative functions. In addition, a third-party, Huminal, S.A. de C.V., a Mexican sociedad anónima de capital variable ("Huminal"), employs 416 persons who provide full-time services to Prenda Fácil, a chain of pawnshops in which the Company has a majority interest.

Training. The Company provides extensive training to its store employees through training programs that are tailored to both pawn and cash advance lending locations, and combine classroom instruction, video and online presentations, and on-the-job training. A new employee is introduced to the business through an orientation program and through training programs covering job-appropriate topics such as pawn lending, cash advances, layaways, merchandising, collections, anti-money laundering, compliance, and general administration of unit operations. The experienced store employee receives additional training and an introduction to the fundamentals of management to acquire the skills necessary to move into management positions within the organization. Manager training involves a program that includes additional management principles and more extensive training in topics such as income maximization, recruitment, merchandise control, and cost efficiency.

Future Expansion

The Company has expanded both by acquiring existing pawnshops and cash advance locations (collectively referred to as "lending locations") from others and by establishing new start-up locations. The Company intends to continue to increase the number of lending locations oriented more specifically to pawn lending locations. Its business strategy is to continue expanding its lending business within its existing geographic markets and into other markets that meet its risk/reward considerations. Management believes that such expansion will continue to provide economies of scale in supervision, purchasing, administration and marketing by decreasing the overall average cost of such functions per unit owned. By concentrating multiple lending units in regional and local markets, the Company seeks to expand market penetration, enhance name recognition and reinforce marketing programs.

Since acquiring CashNetUSA, the Company is also actively exploring strategies to increase and enhance its online presence, with the goal of becoming the premier online cash advance provider. The Company continues to evaluate new markets in which to establish its online presence, similar to its entry into the United Kingdom during 2007. The Company also recently began testing an online installment loan product in the States of New Mexico and Illinois. The Company intends to continue evaluating and offering new products and services that complement its specialty financial services both at its physical lending locations and online in order to meet the growing financial services needs of its customers.

When considering acquiring an existing lending location, the Company evaluates the annual volume of loan transactions at that location, the carrying cost of merchandise, outstanding loan balances and lease terms of the facility or, if it is to be purchased, the facility's fair market value. When considering the startup of a new lending location, the Company evaluates the location of the prospective site, whether conditions in the surrounding community indicate a sufficient level of potential customers, and whether a suitable facility is available on acceptable terms.

A new pawnshop can be ready for business within four to six weeks and a new cash advance location can be ready within two to four weeks after the Company has leased or acquired a suitable location and obtained a license. The finish-out of a new location includes the completion of counters, installation of vaults and a security system and, for pawnshop locations, the transfer of merchandise from other locations. The approximate start-up costs, which consist of the investment in property and equipment, for recently established pawnshops have ranged from $385,000 to $410,000, with an average estimated cost per location of approximately $400,000 in 2008. The costs associated with start-up pawnshops in Mexico are estimated to be between $30,000 and $50,000 per shop at current exchange rates. The costs for start-up shops in Mexico are less than domestic start-up costs primarily due to the smaller size of the Mexico pawnshops and lower labor costs. These start-up amounts do not include merchandise transferred from other locations, funds to advance on pawn loans and cash advances or operating expenses. The start-up costs for recently established cash advance locations have ranged from $75,000 to $150,000. The Company currently has no intention to actively pursue additions of cash advance locations.

The Company's expansion program is subject to numerous unpredictable factors, such as the availability of attractive acquisition candidates or sites on suitable terms, market conditions in the pawn or cash advance business, general economic conditions and other factors described in Item 1A – "Risk Factors" of this report. Among the primary factors that could affect the Company's future planned expansion are:

- *Statutory Requirements*. The Company's ability to add start-up locations depends on the Company's ability to obtain all necessary licenses required to open. In addition, the current statutory and regulatory environment of some states renders expansion into those states impractical. See "Business – Regulation."

- *Availability of Real Estate*. The Company's ability to add start-up locations is subject to locating satisfactory real estate sites on terms and conditions acceptable to the Company. Factors that could limit the availability of acceptable real estate sites could include changes in general economic conditions, increases in real estate values or market rents, increases in competition for suitable real estate, changing demographics in surrounding areas, restrictive zoning or sign ordinances, limited visibility or accessibility to public streets, and excessive finish-out costs, among other factors.

- *Competition*. Several competing pawnshop and cash advance companies are also pursuing expansion and acquisition programs. A number of smaller companies and private equity firms have also entered the market. While the Company believes that it is the largest pawnshop operator in the United States, and one of the largest cash advance operators, there can be no assurance that it will be more successful than its competitors in pursuing acquisition opportunities and securing attractive start-up locations. Increased competition could also increase prices for attractive acquisition candidates, and could also adversely affect the performance of potential acquisition targets.

- *Availability of Qualified Unit Management Personnel*. The Company's ability to expand may also be limited by the availability of qualified unit management personnel. While the Company seeks to train its existing personnel to enable those capable to assume management positions, there can be no assurance that sufficient qualified personnel will be available to satisfy the Company's needs with respect to its planned expansion.

- *Capital Requirements*. In some states, the Company is required by law to maintain a minimum amount of certain unencumbered net assets per licensed location. The Company's expansion plans will therefore be limited in these states to the extent the Company is able to maintain these required levels of unencumbered net assets. At present, these requirements do not limit the Company's growth opportunities.

Competition

While pawnbroking is a time-honored industry, the pawnshop industry in the United States remains very fragmented, with approximately 10,000 to 15,000 stores nationwide. Most pawnshops are owned by independent operators. The three largest publicly traded pawnshop companies operate approximately 1,000 total pawnshops in the United States. Management continues to believe that the Company can achieve economies of scale and increased operating efficiencies by increasing the number of stores under operation and utilizing modern point-of-sale systems and proven operating methods.

While the cash advance industry has grown at a rapid rate in the past several years, its growth has begun to moderate. Management believes that the principal competitive factors in the cash advance industry are location, customer service, and convenience. In addition, the Company competes with financial institutions, such as banks and consumer finance companies, which generally lend on an unsecured as well as a secured basis. Other lenders may and do lend money on terms more favorable than those offered by the Company. According to the Community Financial Services Association's web site, industry analysts estimate that there are more than 22,000 cash advance locations across the United States. Management believes that opportunities for growth are limited at the storefront level and has elected to concentrate its efforts on the online distribution platform for growth in its cash advance business. While management believes that the Company is a major provider in the distribution of the cash advance product via the internet, it is difficult to determine exactly how much of the market it provides since all other providers are privately held.

The pawnshop industry in Mexico is substantially less developed, as compared to the United States and the industry is fragmented, but less so than in the United States. According to a recent survey by governmental agencies in Mexico, 57% of Mexico City inhabitants reported using pawn shop services at least once during 2007. This high incidence of use has promoted significant growth in the number of pawnshops servicing Mexico over the last four years, from approximately 1,850 in 2004 to 4,500 in 2008. These locations are owned by independent operators and chains, including some owned by not-for-profit organizations. A large percentage of the population in Mexico is unbanked or underbanked and has limited access to consumer credit. The pawn industry is in more of an expansion stage in Mexico than in the United States. The Company anticipates significant opportunity for expansion in Mexico due to the large potential consumer base and limited competition in the country.

Regulation

The Company's operations are subject to extensive regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. (For a geographic breakdown of operating locations, see "Properties.")

Pawnshop Regulations

The Company's pawnshops are regulated by the states in which they are located, and generally must be licensed by the state. The statutes and regulations applicable to pawnshops vary from state to state. In general, however, these statutes and regulations establish licensing requirements for pawnbrokers and pawnshops and regulate various aspects of the pawn loan, such as the service charges and interest rates that a pawnshop may charge, the maximum amount of a pawn loan, the minimum and/or maximum term of a pawn loan, the content and format of the pawn ticket, and the length of time after a loan default that a pawnshop must hold a pawned item before disposing of it. Some states require that pawn borrowers be notified before their pawned items can be offered for sale. Failure to observe a state's legal requirements for pawnbroking could result, among other things, in a loss of pawn licenses in that state, the imposition of fines or refunds, and other civil and/or criminal penalties. The Company must also comply with the various disclosure requirements under the Federal Truth in Lending Act (and Federal Reserve Regulation Z under that Act) in connection with disclosing the interest, fees, total payments and annual percentage rate related to each pawn loan transaction. Additional federal regulations governing pawn operations are described in "Other Regulations Affecting Lending Operations" below. Individual states and municipalities also regulate numerous other aspects of pawnshops' operations.

Many of the Company's pawnshops are also subject to municipal ordinances that may require, for example, local licenses or permits and specified recordkeeping procedures, among other things. Most of the Company's pawnshops voluntarily, or pursuant to applicable laws, provide to a law enforcement department having jurisdiction daily information on all transactions involving pawn loans and over-the-counter purchases. These information reports are designed to provide local law enforcement with a detailed description of the goods involved, including serial numbers (if any) and the name and address of the owner obtained from a valid identification card. This information is provided to local law enforcement agencies for processing to determine conflicting claims of rightful ownership. The Company also voluntarily participates with other pawn lenders to provide similar information to a national database available to law enforcement in multiple jurisdictions. Goods held to secure pawn loans or goods purchased that are determined to belong to an owner other than the borrower or seller are subject to recovery by the rightful owner. However, the Company historically has not experienced a material number of claims of this nature, and the claims experienced have not had a material adverse effect on the Company's results of operations.

Each pawnshop that handles firearms must comply with the Brady Handgun Violence Prevention Act (the "Brady Act"). The Brady Act requires that federally licensed firearms dealers conduct a background check in connection with any disposition of handguns. In addition, the Company must comply with the regulations of the U.S. Department of Justice–Bureau of Alcohol, Tobacco and Firearms that require each pawnshop dealing in guns to maintain a permanent written record of all receipts and dispositions of firearms.

Mexico law provides for administrative regulation of pawnshops such as the Prenda Fácil shops, which are organized as Multiple Purpose Financial Entities (*Sociedades Financieras de Objeto Múltiple* or "SOFOMS"). SOFOMS are subject to regulation by the National Commission for the Protection and Defense of Financial Services Users ("CONDUSEF"). CONDUSEF regulates the form of pawn loan contracts, consumer disclosures and certain operating procedures of SOFOMS with such regulations pertaining primarily to adequate disclosure of the terms of borrowing. Neither CONDUSEF nor the federal statute imposes interest rate caps on pawn loans. The pawn industry is subject to various regulations in the areas of tax compliance, customs, consumer protection and employment matters, among others, by various federal, state and local governmental agencies. Additionally, certain states have pawn statutes that require pawnshops to be licensed and regulate certain aspects of a pawn operation such as rate, pawn tickets and other terms of the pawn transaction. Generally, federal regulations are intended to control over the state statutes with respect to the pawn operations of SOFOMS.

Cash Advance Regulations

The Company offers cash advance products in most of its U.S. pawnshops, in all of its cash advance locations and over the internet. Each state in which the Company originates cash advance products, including cash advances made online, has specific laws dealing with the conduct of this business. The same regulations generally apply to cash advances made both in physical lending locations and online. These laws and regulations typically restrict the amount of finance and service charges that may be assessed and limit the customer's ability to renew or extend these cash advances. In many instances, the regulations also limit the aggregate amount that a provider may advance (and, in some cases, the number of cash advances the provider may make) to any one customer at one time. Cash advance lenders typically must be licensed by the state licensing authority in order to offer the cash advance product in that state. Some states require cash advance lenders to report their customers' cash advance activities to a state-wide database, and such lenders are generally restricted from making cash advance loans to customers who may have a certain amount of cash advances outstanding with other lenders. Failure to observe a state's legal requirements for cash advance lending could result, among other things, in a loss of cash advance licenses in that state, the imposition of fines or customer refunds, and other civil and/or criminal penalties. The Company must also comply with the various disclosure requirements under the Federal Truth in Lending Act (and Federal Reserve Regulation Z under that Act) in connection with disclosing the interest, fees, total payments and annual percentage rate related to each cash advance transaction. The cash advance business is also subject to various laws, rules and guidelines relating to the procedures and disclosures needed for debiting a debtor's checking account for amounts due via an ACH transaction. Additionally the Company must comply with the Federal Fair Debt Collection Practices Act and similar state collection practices laws with respect to its collection activities related to cash advances. Furthermore, with respect to online cash advances, the Company is subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures. Additional federal regulations governing cash advance businesses are described in "Other Regulations Affecting Lending Operations" below.

As of December 31, 2008, the Company made available cash advance products offered by third-party lenders in 249 of its 734 locations. Certain states require that the Company be registered or licensed under state law in order to perform the administrative services that it performs for the third-party lenders. The Company began offering the CSO program in Texas, Michigan and Florida in July 2005. The Company discontinued the CSO program in Michigan in February 2007 and in Florida in July 2008, and has since offered only cash advances underwritten by the Company to customers in those states. In January of 2008, the Company began offering a CSO program in the state of Maryland through its online platform.

Over recent years, regulators and legislators have increasingly scrutinized the regulatory environment in which the cash advance business operates, often focusing on creating additional regulatory restrictions for the cash advance industry. For example, during 2008, the Ohio legislature enacted a statute that limits the fees and interest that may be charged in connection with cash advances, and significantly reduces the revenue on the loans and the economics of offering the product profitably. The Company expects that similar legislation or regulation that might later be introduced federally or in some state legislatures could, if enacted, further limit or eliminate the availability of the cash advance product in some or all states, despite the significant demand for it. While the Company, along with other leaders of the cash advance industry, opposes such overly restrictive regulation and legislation, it is possible that some combination of federal and state regulation and legislation could be enacted that could restrict or eliminate the availability of cash advance products in some or all of the states in which the Company offers the cash advance product.

In addition to the federal, state and local regulatory requirements applicable to cash advance products, the Company, as a leading member of the Community Financial Services Association of America (the "CFSA"), also adheres to the guidelines for responsible lending promulgated by the CFSA. The CFSA is a national association of responsible lenders that encourages responsible industry practices and promotes cash advance legislation and regulation to provide cash advance customers with substantive consumer protections while preserving their access to short-term credit options. The CFSA requires its members to follow the CFSA's guidelines for responsible lending, to promote responsible lending practices in the cash advance industry, and to ensure that customers have complete information about their loan and are treated fairly and in compliance with the laws applicable to their loan. Among other things, the guidelines developed by the CFSA include:

- Fully disclosing the terms of each loan, including prominent disclosure of the annual percentage rate, as required by the Federal Truth in Lending Act and applicable state laws;
- Providing customers who are unable to repay a loan according to its original terms an opportunity, at least once in a 12-month period, to repay the loan in installments over an extended period at no extra cost;
- Limiting the number of times a customer can extend an outstanding advance to not more than four times, and only if such extensions are allowed under applicable state law;
- Requiring that any rates or fees charged are permitted by state or federal law;
- Providing customers the right to rescind any cash advance transaction on or before the close of the following business day without incurring any charges on the loan;
- Promoting responsible use of cash advances and informing customers of the intended use of the cash advance service, so that they understand which uses of this short-term loan product are appropriate; and
- Collecting past due amounts in a professional, fair and lawful manner, and in accordance with the collection limitations contained in the Fair Debt Collection Practices Act and applicable state laws.

Check Cashing Regulations

The Company offers check cashing services at its Mr. Payroll branded check cashing facilities and at many of its pawnshops and cash advance locations. Some states require check cashing companies to meet minimum bonding or capital requirements and to comply with record-keeping requirements. Some states require check cashers to be licensed and the Company maintains licenses in states where it cashes checks and that require check cashing licenses. Additionally, some states have adopted ceilings on check cashing fees, which are in excess of or equal to the fees charged by the Company. Failure to observe a state's legal requirements for check cashing could result, among other things, in a loss of the check cashing license in that state, the imposition of fines or customer refunds, and other civil and/or criminal penalties. In addition to state regulations applicable to check cashing companies, the Company's check cashing activities also must comply with applicable federal regulations. The principal federal regulations governing check cashing operations include the Bank Secrecy Act, the USA PATRIOT Act and the Gramm-Leach-Bliley Act, each of which are described in "Other Regulations Affecting Lending Operations" below.

Other Regulations Affecting Lending Operations

Under the federal Gramm-Leach-Bliley Act and its underlying regulations as well as under various state laws and regulations relating to privacy and data security, the Company must disclose to its customers its privacy policy and practices, including those relating to the sharing of customers' nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require the Company to ensure that its systems are designed to protect the confidentiality of customers' nonpublic personal information and many of these regulations dictate certain actions the Company must take to notify consumers if their personal information is disclosed in an unauthorized manner.

The federal Equal Credit Opportunity Act ("ECOA") prohibits discrimination against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status, or age, and requires the Company to notify credit applicants of any action taken on the individual's credit application. The Company must provide a loan applicant a Notice of Adverse Action ("NOAA") when the Company denies an application for credit. The NOAA must inform the applicant of: the action taken regarding the credit application; a statement of the ECOA's prohibition on discrimination; the name and address of both the creditor and the federal agency that monitors compliance with the ECOA; and the applicant's right to learn the specific reasons for the denial of credit and the contact information for the parties the applicant can contact to obtain those reasons.

Under the USA PATRIOT Act, the Company must maintain an anti-money laundering compliance program covering certain of its business activities. The program must include: (1) the development of internal policies, procedures, and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program.

Under the Bank Secrecy Act and regulations of the U.S. Department of the Treasury, the Company must report transactions occurring in a single day involving currency in an amount greater than $10,000, and also must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. In addition, multiple currency transactions must be treated as single transactions if the financial institution has knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. In addition, federal regulations require the Company to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department ("FinCen"). The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no legitimate business or lawful purpose. Management believes that the Company's point-of-sale system, transaction monitoring systems and employee-training programs permit it to effectively comply with the foregoing requirements.

Certain subsidiaries of the Company are registered as money services businesses with the U.S. Treasury Department and must re-register with FinCen at least every two years. The Company must also maintain a list of names and addresses of, and other information about, the Company's stores and must make that list available to any requesting law enforcement agency. The store list must be updated at least annually.

Since October 2007, federal law caps the annual percentage rate that may be charged on loans made to active duty military personnel and their immediate families at 36%. This 36% annual percentage rate cap applies to a variety of loan products, including cash advances, though it does not apply to pawn loans. The Company does not have any loan products bearing an interest rate of 36% per annum or less, as the Company believes the losses and servicing costs associated with lending to the Company's traditional customer base would exceed the revenue produced at that rate. This new law did not have a material adverse effect on the Company's financial condition or results of operations due to the relatively small number of cash advance loans extended to active duty military personnel and their immediate families.

Beginning in May 2009, the Federal Fair and Accurate Credit Transaction Act ("FACTA") requires the Company to adopt written guidance and procedures for detecting, preventing, and responding appropriately to mitigate, identity theft and to adopt various coworker policies, procedures, and provide coworker training and materials, that address the importance of protecting non-public personal information and aid the Company in detecting and responding to suspicious activity, including suspicious activity which may suggest a possible identity theft red flag, as appropriate. The Company has adopted a Program for Identity Theft Detection, Prevention and Mitigation with plans to train and implement the program prior to May 2009.

Casualty insurance, including burglary coverage, is maintained for each of the Company's locations, and fidelity coverage is maintained on each of the Company's employees.

Management of the Company believes its operations are conducted in material compliance with all federal, state and local laws and ordinances applicable to its business.

The Company's franchising activities are subject to various federal and state regulations that, among other things, mandate disclosures to prospective franchisees and other requirements.

Executive Officers of the Registrant

The Company elects its executive officers annually. The Company's executive officers, and information about each, are listed below. There is no family relationship between any of the executive officers.

Name	Age	Position
Daniel R. Feehan	58	Chief Executive Officer and President
Timothy S. Ho	28	President – Internet Services Division
Dennis J. Weese	45	President – Retail Services Division
Thomas A. Bessant, Jr.	50	Executive Vice President – Chief Financial Officer
J. Curtis Linscott	43	Executive Vice President – General Counsel and Secretary

Daniel R. Feehan has been Chief Executive Officer and President since February 2000. He served as the Company's President and Chief Operating Officer from January 1990 until February 2000, except that he served as Chairman and Co-Chief Executive Officer of Mr. Payroll Corporation from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of the Company.

Timothy S. Ho became President – Internet Services Division on October 1, 2008. Mr. Ho joined CashNetUSA in January 2006 as Director of Process Development, and joined Cash America in September 2006 as Vice President of Business Development, in conjunction with Cash America's acquisition of CashNetUSA, and served as Senior Vice President – Strategic Development-Internet Services Division from February 2008, where he oversaw the Division's Strategy, Marketing and Analytics. Prior to joining CashNetUSA, Mr. Ho worked in program management at GE Healthcare in Milwaukee, Wisconsin. He received a Bachelor of Science in Computer Science from the University of Illinois in 2002.

Dennis J. Weese has been the President – Retail Services Division since July 2008. He joined the Company as Executive Vice President & Chief Operating Officer – Retail Services Division in September 2007. Prior to joining the Company, Mr. Weese was Chief Operating Officer of On The Border Mexican Grill and Cantina, a restaurant company within the Brinker International family of restaurants from July 2004 until September 2007. He also served in a number of Vice President and Director Level positions at Limited Inc. from May 2001 until July 2004, and with YUM Brands from September 1990 to May 2001. He is a graduate of the United States Military Academy, and has earned a master's degree in business administration from Auburn University and a master's degree in business management from the University of Central Texas.

Thomas A. Bessant, Jr. has been the Company's Executive Vice President – Chief Financial Officer since July 1998. He joined the Company in May 1993 as Vice President – Finance and Treasurer and was elected Senior Vice President – Chief Financial Officer in July 1997. Prior to joining the Company, Mr. Bessant was a Senior Manager in the Corporate Finance Consulting Services Group of Arthur Andersen & Co., S.C. in Dallas, Texas from June 1989 to April 1993. Prior to that, Mr. Bessant was a Vice President in the Corporate Banking Division of NCNB Texas, N.A., and its predecessor banking corporations, beginning in 1981.

J. Curtis Linscott became Executive Vice President – General Counsel and Secretary in May 2006. He was appointed Vice President, General Counsel and Corporate Secretary in May 2005. Mr. Linscott joined the Company in 1995, serving as Associate General Counsel and Vice President – Associate General Counsel. Before joining the Company, he was in private law practice with Kelly, Hart & Hallman, P.C., Fort Worth, Texas, for five years. He received his law degree from the University of Kansas School of Law in 1990.

ITEM 1A. RISK FACTORS

Important risk factors that could cause results or events to differ from current expectations are described below. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the operations, performance, development and results of the Company's business.

- **Adverse changes in laws or regulations affecting the Company's short-term consumer loan services could negatively impact the Company's operations.** The Company's products and services are subject to extensive regulation and supervision under various federal, state and local laws, ordinances and regulations. The Company faces the risk that restrictions or limitations resulting from the enactment, change, or interpretation of laws and regulations could negatively affect the Company's business activities or effectively eliminate some of the Company's current loan products. In particular, short-term consumer loans have come under increased regulatory scrutiny in recent years that has resulted in increasingly restrictive regulations and, in at least one state, legislation that makes offering such loans impractical. Some legislative or regulatory activity may limit the amount of interest and fees to levels that would not permit such loans to be feasible or limit the number of short-term loans that customers may receive or have outstanding. Regulations adopted by some states require that all borrowers of certain short-term loan products be listed on a database and limit the number of such loans a borrower may have outstanding. Other regulations limit the availability of the Company's cash advance products to active duty military personnel. Certain consumer advocacy groups and federal and state legislators have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of certain cash advance products to consumers, despite the significant demand for it. In particular, both the executive and legislative branches of the federal government have recently exhibited an increasing interest in debating legislation that could further regulate short-term consumer loan products. Adoption of additional federal or state regulations or legislation could restrict, or even eliminate, the availability of cash advance products in some or all of the states in which the Company offers a short term cash advance product.

  In addition to state and federal laws and regulations, the Company's business is subject to various local rules and regulations such as local zoning regulation and permit licensing. Local jurisdictions' efforts to restrict pawnshop operations and cash advance lending through the use of local zoning and permitting laws have been on the increase. Actions taken in the future by local governing bodies to require special use permits for, or impose other restrictions on pawnshops or cash advance lenders could have a material adverse effect on our business, results of operations and financial condition.

Finally, in recent years, the cash advance industry has been subject to regulatory proceedings, class action lawsuits and other litigation concerning the offering of cash advances, and the Company could suffer losses from interpretations of state laws in those lawsuits or regulatory proceedings, even if the Company is not a party to those proceedings.

- **A sustained deterioration in the economy could reduce demand for the Company's products and services and result in reduced earnings.** A sustained deterioration in the economy could cause deterioration in the performance of the Company's pawn loan or cash advance portfolios and in consumer demand for pre-owned merchandise such as the merchandise sold in the Company's pawnshops. An economic slowdown could result in an increase in loan defaults in our cash advance products. During such a slowdown, the Company could be required to tighten its underwriting standards, which would reduce cash advance balances, and could face more difficulty in collecting defaulted cash advances, which could lead to an increase in loan losses. While the credit risk for much of the Company's pawn lending is mitigated by the collateralized nature of pawn lending, a sustained deterioration in the economy could reduce the demand and resale value of pre-owned merchandise and reduce the amount that the Company could effectively lend on an item of collateral. Such reductions could adversely affect pawn loan balances, pawn loan redemption rates, inventory balances, inventory mixes and gross profit margins.

- **A decreased demand for the Company's products and specialty financial services and failure of the Company to adapt to such decrease could adversely affect results.** Although the Company's products and services are a staple of its customer base, the demand for a particular product or service may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products, the availability of competing products or changes in customers' financial conditions. Should the Company fail to adapt to a significant change in its customers' demand for, or access to, its products, the Company's revenues could decrease significantly. Even if the Company does make adaptations or introduce new products to fulfill customer demand, customers may resist or may reject products whose adaptations make them less attractive or less available. In any event, the effect of any product change on the results of the Company's business may not be fully ascertainable until the change has been in effect for some time. In particular, the Company has changed, and will continue to change, some of the cash advance products operations of the Company and the products it offers.

- **The failure of third-parties who provide products, services or support to the Company to maintain their products, services or support could disrupt Company operations or result in a loss of revenue.** The Company's cash advance revenues depend in part on the willingness and ability of unaffiliated third-party lenders to make loans to customers and with other third parties to provide services to facilitate lending and loan underwriting in both the storefront and online cash advance channels. The loss of the relationship with any of these third parties, and an inability to replace them, or the failure of these third parties to maintain quality and consistency in their programs or services could cause the Company to lose customers and substantially decrease the revenues and earnings of the Company's cash advance business. The Company makes other non-cash advance products and services provided by various third-party vendors available to its customers. If a third-party provider fails to provide its product or service or to maintain its quality and consistency, the Company could lose customers and related revenue from those products or services. The Company also uses third parties to support and maintain certain of its communication systems and computerized point-of-sale and information systems. The failure of such third parties to fulfill their support and maintenance obligations could disrupt the Company's operations.

- **The Company's business depends on the uninterrupted operation of the Company's facilities, systems and business functions, including its information technology and other business systems.** The Company's business, particularly its online business, depends highly upon its employees' ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support, call centers, and processing and making cash advances. Additionally, the Company's storefront operations depend on the efficiency and reliability of the Company's point of sale system. A shut-down of or inability to access the facilities in which the Company's online operations, storefront point of sale system and other technology infrastructure are based, such as a power outage, a failure of one or more of its information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair its ability to perform such functions on a timely basis and could result in a deterioration of the Company's ability to write and process online cash advances, perform efficient storefront lending and merchandise disposition activities, provide customer service, perform collections activities, or perform other necessary business functions.

A security breach of the Company's computer systems could also interrupt or damage its operations or harm its reputation. In addition, the Company could be subject to liability if confidential customer information is misappropriated from its computer systems. Despite the implementation of significant security measures these systems may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of security could deter people from entering into transactions that involve transmitting confidential information to the Company's systems, which could have a material, adverse effect on the Company's business.

- **The Company may be unable to protect its proprietary technology or keep up with that of its competitors.** The success of the Company's business, particularly its online business, depends to a significant degree upon the protection of its software and other proprietary intellectual property rights. The Company may be unable to deter misappropriation of its proprietary information, detect unauthorized use or take appropriate steps to enforce its intellectual property rights. In addition, competitors could, without violating the Company's proprietary rights, develop technologies that are as good as or better than its technology. The Company's failure to protect its software and other proprietary intellectual property rights or to develop technologies that are as good as its competitors' could put the company at a disadvantage to its competitors. Any such failures could have a material adverse effect on the Company's business.

- **Changes in the Company's financial condition or continued disruption in the capital markets could reduce available capital.** The Company regularly accesses the debt capital markets to refinance existing debt obligations and to obtain capital to finance growth. Efficient access to these markets is critical to the Company's ongoing financial success; however, the Company's future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of the Company's earnings, cash flows, balance sheet quality, or overall business or industry prospects, a sustained disruption or further deterioration in the state of the capital markets or a negative bias toward the Company's industry by market participants. The current disruptions and volatility in the capital markets have caused banks and other credit providers to restrict availability of new credit facilities and require higher pricing upon renewal of existing credit facilities. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions and the current state of the capital market may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets continue to experience volatility and the availability of funds remains limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

- **The Company's growth is subject to external factors and other circumstances over which the Company has limited control or that are beyond the Company's control. These factors and circumstances could adversely affect the Company's ability to grow through the opening and acquisition of new operating units.** The Company's expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous external factors, such as the availability of attractive acquisition candidates, the availability of sites with acceptable restrictions and suitable terms, the Company's ability to attract, train and retain qualified unit management personnel, the ability to access capital and the ability to obtain required government permits and licenses. Some of these factors are beyond the Company's control. The failure to execute this expansion strategy would adversely affect the Company's ability to expand its business and could materially adversely affect its business, prospects, results of operations and financial condition.

- **Media reports and public perception of short-term consumer loans as being predatory or abusive could materially adversely affect the Company's cash advance business.** In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term consumer loans. The consumer advocacy groups and media reports generally focus on the cost to a consumer for this type of loan, which is alleged to be higher than the interest typically charged by banks to consumers with better credit histories. Though the consumer advocacy groups and media reports do not discuss the lack of viable alternatives for our customers' borrowing needs or the comparative cost to the customer when alternatives are not available, they do typically characterize these short-term consumer loans as predatory or abusive despite the large customer demand for these loans. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for the cash advance products could significantly decrease, which could materially affect the Company's results of operations and financial condition. Additionally, if the negative characterization of these types of loans is accepted by legislators and regulators, the Company could become subject to more restrictive laws and regulations that could materially adversely affect the Company's financial condition and results of operations.

- **Increased competition from banks, savings and loans, other short-term consumer lenders, and other entities offering similar financial services, as well as retail businesses that offer products and services offered by the Company, could adversely affect the Company's results of operations.** The Company has many competitors to its core lending and merchandise disposition operations. Its principal competitors are other pawnshops, cash advance companies, credit service organizations, online lenders, consumer finance companies and other financial institutions that serve the Company's primary customer base. Many other financial institutions or other businesses that do not now offer products or services directed toward the Company's traditional customer base, many of whom may be much larger than the Company, could begin doing so. Significant increases in the number and size of competitors for the Company's business could result in a decrease in the number of cash advances or pawn loans that the Company writes, resulting in lower levels of revenues and earnings in these categories. Furthermore, the Company has many competitors to its retail operations, such as retailers of new merchandise, retailers of pre-owned merchandise, other pawnshops, thrift shops, online retailers and online auction sites. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenues, margins and turnover rates in the Company's retail operations.

- **The Company's earnings and financial position are subject to changes in the value of gold. A significant or sudden decline in the price of gold could materially affect the Company's earnings.** A significant portion of the Company's pawn loans are secured by gold jewelry. The Company's pawn service charges, sales proceeds and ability to dispose of excess jewelry inventory at an acceptable margin depend on the value of gold. A significant decline in gold prices could result in decreases in merchandise sales margins, in inventory valuations, in the value of collateral securing outstanding pawn loans, and in the balance of pawn loans secured by gold jewelry.

- **The Company is subject to impairment risk**. At December 31, 2008, the Company had goodwill totaling $494.2 million, consisting of $205.0 million related to the pawn lending segment, $283.9 million related to the cash advance segment and $5.3 million related to the check cashing segment, on its Consolidated Balance Sheet, all of which represent assets capitalized in connection with the Company's acquisitions and business combinations. Accounting for intangible assets requires significant management estimates and judgment. The Company may not realize the value of these intangible assets. Management performs periodic reviews of the carrying values of the intangible assets to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of an intangible asset to become impaired. Should a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our results of operations.

- **The Company's foreign operations subject the Company to foreign exchange risk**. The Company is subject to the risk of unexpected changes in foreign currency exchange rates by virtue of its loans to residents of the United Kingdom and its operations in Mexico. Our results of operations and certain of our intercompany balances associated with the Company's United Kingdom and Mexico loans are denominated in their respective currencies and are, as a result, exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and the Company may record significant gains or losses on the remeasurement of intercompany balances.

- **The Company's operations in Mexico are subject to political or regulatory changes or significant changes in the economic environment.** Significant regulatory or political changes in Mexico or changes in Mexico's economic environment could restrict the ability of the Company to sustain or expand its operations in Mexico, which could materially adversely affect the Company's business, prospects, results of operations and financial condition. The Company also maintains business relationships with significant third party service providers of labor and technology services. The failure of these or other key service providers to fulfill their obligations as a result of regulatory, political, economic or other factors could disrupt the Company's operations in Mexico.

- **The failure to successfully integrate newly acquired businesses into the Company's operations could negatively impact the Company's performance**. The Company made significant acquisitions in 2008 involving a new product line and business model as well as a significant entry into a foreign market. The Company has historically grown through strategic acquisitions and a key component of the Company's future strategy is to continue to pursue attractive acquisition opportunities. The success of recent and future acquisitions is, and will be, dependent upon the Company effectively integrating the management, operations and technology of acquired businesses into the Company's existing management, operations and technology platforms. The failure to successfully integrate acquired businesses into the Company's organization could materially adversely affect the Company's business, prospects, results of operations and financial condition.

- **Adverse real estate market fluctuations could affect the Company's profits.** The Company leases most of its locations. A significant rise in real estate prices or real property taxes could result in an increase in store lease costs as the Company opens new locations and renews leases for existing locations.

- **Other risk factors are discussed under Quantitative and Qualitative Disclosures about Market Risk.**

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2008, the Company owned the real estate and buildings for nine of its pawnshop locations. The Company's headquarters are located in a nine-story building adjacent to downtown Fort Worth, Texas. The Company purchased its headquarters building in January 1992. CashNetUSA's cash advance operations and call center are primarily located in leased space (114,572 square feet) in Chicago, Illinois. Substantially all of the Company's other locations are leased under non-cancelable operating leases with initial lease periods of one to 15 years.

The following table sets forth, as of December 31, 2008, the number of Company-owned pawn and cash advance locations by state, those states and other jurisdictions in which the Company has an active internet lending and card services presence, and the number of pawnshop locations in Mexico in which the Company has a majority ownership interest. The Company also operates five Company-owned Mr. Payroll check cashing locations in Texas.

	Pawn Lending Locations	Cash Advance Locations	Internet Lending Presence	Card Services Presence
United States:				
Alabama	9	–	Y	Y
Alaska	5	–	Y	Y
Arizona	11	–	Y	Y
Arkansas	–	–	–	Y
California	1	23	Y	Y
Colorado	5	–	Y	Y
Connecticut	–	–	–	Y
Delaware	–	–	Y	Y
District of Columbia	–	–	–	Y
Florida	69	–	Y	Y
Georgia	17	–	–	Y
Hawaii	–	–	Y	Y
Idaho	–	–	Y	Y
Illinois	13	–	Y	Y
Indiana	13	32	–	Y
Iowa	–	–	–	Y
Kansas	–	–	Y	Y
Kentucky	10	16	–	Y
Louisiana	20	–	Y	Y
Maine	–	–	–	Y
Maryland	–	–	Y	Y
Massachusetts	–	–	–	Y
Michigan	–	12	Y	Y
Minnesota	–	–	Y	Y
Mississippi	–	–	Y	Y
Missouri	17	–	Y	Y
Montana	–	–	Y	Y
Nebraska	–	–	–	Y
Nevada	26	–	Y	Y
New Hampshire	–	–	–	Y
New Jersey	–	–	–	Y
New Mexico	–	–	Y	Y
New York	–	–	–	Y
North Carolina	10	–	–	Y
North Dakota	–	–	Y	Y
Ohio	6	114	Y	Y
Oklahoma	15	–	Y	Y
Oregon	–	–	Y	Y
Pennsylvania	–	–	Y	Y
Puerto Rico	–	–	–	Y
Rhode Island	–	–	Y	Y

	Pawnshop Locations	Cash Advance Locations	Internet Lending Presence	Card Services Presence
South Carolina	6	–	–	Y
South Dakota	–	–	Y	Y
Tennessee	22	–	–	Y
Texas	199	51	Y	Y
Utah	7	–	Y	Y
Vermont	–	–	–	Y
Virgin Islands	–	–	–	Y
Virginia	–	–	–	Y
Washington	5	–	Y	Y
West Virginia	–	–	–	Y
Wisconsin	–	–	Y	Y
Wyoming	–	–	Y	Y
Total	486	248	–	–
Number of U.S. states and other jurisdictions	21	6	32	53
United Kingdom:	–	–	Y	–
Total United Kingdom	–	–	1	–
Mexico:				
Aguascalientes	1	–	–	–
Campeche	1	–	–	–
Chiapas	8	–	–	–
Distrito Federal	13	–	–	–
Estado de México	16	–	–	–
Guanajuato	6	–	–	–
Guerrero	14	–	–	–
Jalisco	8	–	–	–
Michoacán	2	–	–	–
Morelos	1	–	–	–
Oaxaca	10	–	–	–
Puebla	4	–	–	–
Querétaro	4	–	–	–
Tabasco	11	–	–	–
Tlaxcala	1	–	–	–
Veracruz	11	–	–	–
Yucatán	1	–	–	–
Total Mexico and other jurisdictions	112	–	–	–
Total Company	598	248	33	53

The Company considers its equipment, furniture and fixtures and owned buildings to be in good condition. The Company has its own construction supervisors who engage local contractors to selectively remodel and upgrade its lending facilities throughout the year.

The Company's leases typically require the Company to pay all maintenance costs, insurance costs and property taxes. For additional information concerning the Company's leases, see Item 8. Financial Statements and Supplementary Data, Note 10 of "Notes to Consolidated Financial Statements."

ITEM 3. LEGAL PROCEEDINGS

On August 6, 2004, James E. Strong filed a purported class action lawsuit in the State Court of Cobb County, Georgia against Georgia Cash America, Inc., Cash America International, Inc. (together with Georgia Cash America, Inc., "Cash America"), Daniel R. Feehan, and several unnamed officers, directors, owners and "stakeholders" of Cash America. The lawsuit alleges many different causes of action, among the most significant of which is that Cash America made illegal payday loans in Georgia in violation of

Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. Community State Bank ("CSB") for some time made loans to Georgia residents through Cash America's Georgia operating locations. The complaint in this lawsuit claims that Cash America was the true lender with respect to the loans made to Georgia borrowers and that CSB's involvement in the process is "a mere subterfuge." Based on this claim, the suit alleges that Cash America is the "de facto" lender and is illegally operating in Georgia. The complaint seeks unspecified compensatory damages, attorney's fees, punitive damages and the trebling of any compensatory damages. A previous decision by the trial judge to strike Cash America's affirmative defenses based on arbitration (without ruling on Cash America's previously filed motion to compel arbitration) was upheld by the Georgia Court of Appeals, and on September 24, 2007, the Georgia Supreme Court declined to review the decision. The case has been returned to the State Court of Cobb County, Georgia, where Cash America filed a motion requesting that the trial court rule on Cash America's pending motion to compel arbitration and stay the State Court proceedings. The Court denied the motion to stay and ruled that the motion to compel arbitration was rendered moot after the Court struck Cash America's affirmative defenses based on arbitration. The Georgia Supreme Court declined to review these orders and remanded the case to the State Court of Cobb County, Georgia where discovery relating to the propriety of class certification is underway. The State Court issued a Scheduling Order Regarding Class Certification setting a hearing on the propriety of class certification for June 29, 2009. The Court ordered that discovery directed at the merits of Plaintiff's claims be stayed until the Court issues its written decision regarding class certification. Cash America believes that the Plaintiffs' claims in this suit are without merit and is vigorously defending this lawsuit.

Cash America and CSB also commenced a federal lawsuit in the U.S. District Court for the Northern District of Georgia seeking to compel Plaintiffs to arbitrate their claims against Cash America and CSB. The U.S. District Court dismissed the federal action for lack of subject matter jurisdiction, and Cash America and CSB appealed the dismissal of their complaint to the U.S. Court of Appeals for the 11th Circuit. The 11th Circuit issued a panel decision on April 27, 2007 reversing the district court's dismissal of the action and remanding the action to the district court for a determination of the issue of the enforceability of the parties' arbitration agreements. Plaintiff requested the 11th Circuit to review this decision en banc and this request was granted. The en banc rehearing took place on February 26, 2008. The 11th Circuit has stayed consideration of this matter pending the resolution of the United States Supreme Court case, *Vaden v. Discover Bank* ("Vaden"). Oral arguments in the Vaden case were heard by the United States Supreme Court in October 2008 and an opinion is expected to be issued in early 2009. The Strong litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time.

Information concerning proceedings related to a dispute between the Company and the State of Pennsylvania regarding the propriety and enforceability of a 2008 Pennsylvania regulatory directive that has not yet become effective is contained in the subsection labeled – "Regulatory Developments" under the caption "General" in Item 1. of this report, and such "Regulatory Developments" subsection is incorporated in this Item 3. by this reference.

The Company is also a defendant in certain lawsuits encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to the Company's security holders during the fourth quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market for Registrant's Common Equity

The New York Stock Exchange is the principal exchange on which the Company's common stock is traded under the symbol "CSH". There were 650 stockholders of record (not including individual participants in security listings) as of February 11, 2009. The high, low and closing sales prices of common stock as quoted on the composite tape of the New York Stock Exchange and cash dividend declared per share during 2008 and 2007 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
High	**$ 39.97**	**$ 48.86**	**$ 45.21**	**$ 39.54**
Low	**26.17**	**30.60**	**30.73**	**21.50**
Close	**36.40**	**31.00**	**36.04**	**27.35**
Cash dividend declared per share	**0.035**	**0.035**	**0.035**	**0.035**
2007				
High	$ 47.71	$ 44.45	$ 40.65	$ 39.48
Low	37.98	38.76	29.84	30.20
Close	41.00	39.65	37.60	32.30
Cash dividend declared per share	0.035	0.035	0.035	0.035

(c) Issuer Purchases of Equity Securities

The following table provides the information with respect to purchases made by the Company of shares of its common stock during each of the months in 2008:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number Yet Be Purchased Under the Plan [(1)]
January 1 to January 31	9,919[(2)]	$ 27.40	—	1,450,000
February 1 to February 29	51,455[(2)]	32.69	40,000	1,410,000
March 1 to March 31	55,507[(2)]	29.41	55,000	1,355,000
Total first quarter	116,881	30.69	95,000	1,355,000
April 1 to April 30	2,263[(2)]	43.26	—	1,355,000
May 1 to May 31	50,493[(2)]	34.97	50,000	1,305,000
June 1 to June 30	50,784[(2)]	32.33	50,000	1,255,000
Total second quarter	103,540	33.86	100,000	1,255,000
July 1 to July 31	795[(2)]	40.49	—	1,255,000
August 1 to August 31	1,970[(2)]	42.62	—	1,255,000
September 1 to September 30	448[(2)]	40.00	—	1,255,000
Total third quarter	3,213	41.73	—	1,255,000
October 1 to October 31	398[(2)]	32.24	—	1,255,000
November 1 to November 30	736[(2)]	28.88	—	1,255,000
December 1 to December 31	1,007[(2)]	26.88	—	1,255,000
Total fourth quarter	2,141	28.56	—	1,255,000
Total 2008	225,775	$ 32.28	195,000	

(1) On October 24, 2007, the Board of Directors authorized the Company's repurchase of up to a total of 1,500,000 shares of its common stock.

(2) Includes shares purchased on behalf of participants relating to the Company's Non-Qualified Savings Plan of 400; 1,141; 507; 458; 493; 346; 329; 661; 448; 398; 736 and 957 shares for the months of January, February, March, April, May, June, July, August, September, October, November, and December respectively, and shares received as partial tax payments for shares issued under stock-based compensation plans of 9,519; 10,314; 1,805; 438; 466; 1,309 and 50 shares for the months of January, February, April, June, July, August, and December respectively.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Consolidated Financial Data

(dollars in thousands, except per share data)

(Unaudited)

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Statement of Income Data [a]					
Total revenue	**$ 1,030,794**	$929,394	$694,514	$595,763	$470,955
Income from operations	**148,706**	133,509	104,019	80,712	61,413
Income before income taxes and minority interest [b]	**132,803**	124,765	96,168	70,882	55,023
Net income	**81,140**	79,346	60,940	44,821	34,965
Net income per share:					
Basic	**$ 2.77**	$ 2.68	$ 2.05	$ 1.53	$ 1.23
Diluted	**$ 2.70**	$ 2.61	$ 2.00	$ 1.48	$ 1.18
Dividends declared per share	**$ 0.14**	$ 0.14	$ 0.10	$ 0.10	$ 0.37
Weighted average shares:					
Basic	**29,327**	29,643	29,676	29,326	28,468
Diluted	**30,092**	30,349	30,532	30,206	29,584
Balance Sheet Data at End of Year [a]					
Pawn loans	**$168,747**	$137,319	$127,384	$115,280	$109,353
Cash advances, net	**83,850**	88,148	79,975	40,704	36,490
Merchandise held for disposition, net	**109,493**	98,134	87,060	72,683	67,050
Working capital	**313,834**	302,275	259,813	232,556	209,463
Total assets	**1,186,510**	904,644	776,244	598,648	555,165
Total debt	**438,154**	288,777	219,749	165,994	166,626
Stockholders' equity	**575,041**	496,602	440,728	374,716	333,936
Ratio Data at End of Year [a]					
Current ratio	**3.1x**	3.8x	3.2x	4.8x	4.6x
Debt to equity ratio	**76.2 %**	58.2%	49.9%	44.3%	49.9%
Owned and Franchised Locations at Year End [a]					
Pawn lending operations	**613**	499	487	464	452
Cash advance operations [c]	**248**	304	295	286	253
Check cashing operations [d]	**133**	139	136	136	134
Total	**994**	942	918	886	839

[a] In September 2004, the Company sold its U.K. and Swedish foreign pawn lending operations. The amounts for 2004 and 2005 exclude amounts related to the foreign pawn lending operations, as they were classified as discontinued operations.

[b] See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" for amounts related to the gain on the sale of foreign notes in 2007 and the gain from the early termination of a lease contract in 2006, which are included in these amounts.

[c] Includes cash advance locations only.

[d] Mr. Payroll locations only.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company provides specialty financial services to individuals. These services include secured non-recourse loans, commonly referred to as pawn loans, to individuals through its pawn lending operations, unsecured cash advances in selected lending locations and on behalf of independent third-party lenders in other locations, and check cashing and related financial services through many of its lending locations and through franchised and Company-owned check cashing centers. The pawn loan portfolio generates finance and service charges revenue. A related activity of the pawn lending operations is the disposition of collateral from unredeemed pawn loans and the Company liquidates a much smaller volume of merchandise purchased directly from customers. In addition, the Company offers online cash advances over the internet and arranges loans online on behalf of independent third-party lenders through its internet distribution platform. During 2008, the Company expanded its online offering of loan products to include longer term installment loans to consumers. In July 2007, the Company began offering short-term unsecured loans to customers who reside throughout the United Kingdom through its internet distribution platform.

As of December 31, 2008, the Company had 994 total locations offering products and services to its customers. The Company operates in three segments: pawn lending, cash advance and check cashing.

As of December 31, 2008, the Company's pawn lending operations consisted of 613 pawnshops, including 598 Company-owned units and 15 unconsolidated franchised units located in 22 and 17 states and other jurisdictions in the United States and Mexico, respectively. During the three-year period ended December 31, 2008, the Company acquired 137 operating units, established nine locations, and combined or closed four locations for a net increase in owned pawn lending units of 142. In addition, it acquired or opened seven franchise locations. Included in the operating unit additions is the December 16, 2008 acquisition by the Company of 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada* ("Creazione"), which, as of December 31, 2008, operates a chain of 112 pawnshops in central and southern Mexico under the name "Prenda Fácil."

At December 31, 2008, the Company's cash advance operations consisted of 248 cash advance locations in six states and its internet distribution channel. The Company reduced the number of net cash advance locations by 38 over the last three years by closing or combining 64 locations while establishing 26 locations. CashNetUSA serves multiple markets through its internet distribution channel and had cash advances outstanding in 33 states and in the United Kingdom as of December 31, 2008.

As of December 31, 2008, the Company's check cashing operations consisted of 128 franchised and five company-owned check cashing centers in 16 states. For the three year period ended December 31, 2008, the Company established 20 locations and combined or closed 23 locations for a net decrease in check cashing locations of three.

On July 23, 2008, the Company, through its wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "PI"), purchased assets from Primary Business Services, Inc. and its affiliates (collectively, "PBSI") related to the business of providing loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues. Throughout this discussion, the activities of PI are included in the results of the Company's cash advance segment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on cash advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. The development and selection of the critical accounting policies and the related disclosures below have been reviewed with the Audit Committee of the Board of Directors.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Finance and service charges revenue recognition. The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. If the future actual performance of the loan portfolio differs significantly (positively or negatively) from expectations, revenue for the next reporting period would be likewise affected.

Due to the short-term nature of pawn loans, the Company can quickly identify performance trends. For 2008, $180.8 million, or 97.7%, of recorded finance and service charges represented cash collected from customers and the remaining $4.2 million, or 2.3%, represented an increase in the finance and service charges receivable during the year. At the end of the current year and based on the revenue recognition method described above, the Company had accrued $33.1 million of finance and service charges receivable. Assuming the year-end accrual of finance and service charges revenue was overestimated or underestimated by 10%, finance and service charges revenue would decrease or increase by $3.3 million in 2009 and net income would decrease or increase by $2.1 million. Some or all of the decrease would potentially be mitigated through the profit on the disposition of the related forfeited loan collateral. Any increase would be realized as additional service charge revenue.

Merchandise held for disposition. Merchandise held for disposition consists primarily of forfeited collateral from pawn loans not repaid; however, the Company also liquidates merchandise that is purchased directly from customers. The carrying value of the forfeited collateral and other merchandise held for disposition is stated at the lower of cost (the cash amount loaned in the case of forfeited collateral) or market. Management provides an allowance for shrinkage and valuation based on its evaluation of the merchandise. Because pawn loans are made without recourse to the borrower, the Company does not investigate or rely upon the borrower's creditworthiness, but instead bases its lending decision on an evaluation of the pledged personal property. The amount the Company is willing to finance is typically based on a percentage of the pledged personal property's estimated disposition value. The Company uses numerous sources in determining an item's estimated disposition value, including the Company's automated product valuation system as well as catalogs, "blue books," newspapers, internet research and previous experience with similar items. The Company performs a physical count of its merchandise in each location on multiple occasions on a cyclical basis and reviews the composition of inventory by category and age in order to assess the adequacy of the allowance.

During 2008, the Company modified its methodology for assessing the reasonableness of this allowance by taking a more comprehensive view of factors impacting the valuation of merchandise held for disposition. Beginning in 2008, a greater emphasis was placed on shrinkage rates as a measure of adequacy of the allowance, while maintaining the other measures of merchandise quality used in prior periods. Management believes that this approach more accurately reflects the near-term vulnerability of merchandise valuation impairment based on historical perspectives. As a result, the allowance was reduced from $2.0 million as of December 31, 2007 to $0.7 million as of December 31, 2008, representing 0.6% of the balance of merchandise held for disposition at December 31, 2008. As described above, the Company conducts multiple physical count assessments of merchandise in all of its locations and immediately records the results of those activities directly to the income statement. For the trailing six months ended December 31, 2008, the merchandise shortages charged to income was $0.4 million, approximately 0.2% of merchandise sales for the same period.

Allowance for losses on cash advances. The Company maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined Company and third-party lender portfolio (the portion owned by independent third-party lenders). The allowance for losses on Company-owned cash advances offsets the outstanding cash advance amounts in the consolidated balance sheets. Active third-party lender-originated cash advances are not included in the consolidated balance sheets. An accrual for contingent losses on third-party lender-owned cash advances that are guaranteed by the Company is maintained and included in "Accounts payable and accrued expenses" in the consolidated balance sheets.

The Company aggregates and tracks cash advances written during each calendar month to develop a performance history. The Company stratifies the outstanding combined portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. It uses historical collection performance adjusted for recent portfolio performance trends to develop the expected loss rates used to establish either the allowance or accrual. Increases in either the allowance or accrual are created by recording a cash advance loss provision in the consolidated statements of income. The Company charges off all cash advances once they have been in default for 60 days or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

The Company's online distribution channel periodically sells selected cash advances that have been previously written off. Proceeds from these sales are recorded as recoveries on losses previously charged to the allowance for losses.

At December 31, 2008, the allowance for losses on cash advances was $21.5 million and accrued losses on third-party lender-owned cash advances were $2.1 million, in aggregate representing 16.8% of the combined cash advance portfolio.

During fiscal year 2008, the cash advance loss provision for the combined cash advance portfolio, which increases the allowance for loan losses, was $140.7 million and reflects 6.8% of gross combined cash advances written by the Company and third-party lenders. If future loss rates increased, or decreased, by 10%, or 0.7%, from 2008 levels, the cash advance loss provision would increase, or decrease, by $14.1 million and net income would decrease, or increase, by $9.2 million, for the twelve month period assuming the same volume of cash advances written in 2008.

Valuation of long-lived and intangible assets. The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Intangible assets having an indefinite useful life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Factors that could trigger an impairment review include significant underperformance relative to expected historical or projected future cash flows, significant changes in the manner of use of acquired assets or the strategy for the overall business, and significant negative industry trends. When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured based on the excess of the assets' carrying value over the estimated fair value.

Income taxes. As part of the process of preparing its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences in recognition of income for tax and accounting purposes. These differences result in deferred tax assets and liabilities and are included within the Company's consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, it must establish a valuation allowance. An expense, or benefit, is included within the tax provision in the statement of operations for any increase, or decrease, in the valuation allowance for a given period.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. Management must evaluate tax positions taken on the Company's tax returns for all periods that are open to examination by taxing authorities and make a judgment as to whether and to what extent such positions are more likely than not to be sustained based on merit.

Management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. Management judgment is also required in evaluating whether tax benefits meet the more-likely-than-not threshold for recognition under FIN 48.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, FASB issued FASB Staff Position ("FSP") FAS 157-2, *"Effective Date of FASB Statement No. 157"*, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted the provisions of SFAS 157 for its financial assets and financial liabilities on January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's financial position or results of operations. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS 157 to its nonfinancial assets and nonfinancial liabilities. The Company will apply the provisions of SFAS 157 to these assets and liabilities beginning January 1, 2009 as required by FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,"* ("FSP FAS 157-3") which clarifies the application of SFAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS 157-3 became effective for the Company upon issuance, and had no material impact on the Company's financial position or results of operations.

In February 2007, FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option") and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 was effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as an unconsolidated investment, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 as of January 1, 2009 for disclosures relating to its 80% interest in a chain of pawnshops which operates under the name Prenda Fácil, which was acquired in December 2008. The Company does not expect SFAS 160 to have a material effect on the Company's financial position or results of operations.

In December 2007, FASB issued SFAS No. 141, *"Business Combinations – Revised"* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In the past, the Company has completed significant acquisitions. The application of SFAS 141(R) will cause management to evaluate future transaction returns under different conditions, particularly related to the near-term and long-term economic impact of expensing transaction costs.

In March 2008, FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133"* ("SFAS 161"). SFAS 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"), and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity's financial position, financial performance, and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect SFAS 161 to have a material effect on the Company's financial position or results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, *"Determination of the Useful Life of Intangible Assets,"* ("FSP FAS 142-3") which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142"). The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect this standard to have a material impact on the consolidated results of operations or financial condition.

RESULTS OF OPERATIONS

The following table sets forth the components of consolidated statements of operations as a percentage of total revenue for the periods indicated.

	Year Ended December 31,		
	2008	2007	2006
Revenue			
Finance and service charges	**17.9 %**	17.3 %	21.5 %
Proceeds from disposition of merchandise	**45.2**	42.7	48.1
Cash advance fees	**35.4**	38.2	28.1
Check cashing fees, royalties and other	**1.5**	1.8	2.3
Total Revenue	**100.0**	100.0	100.0
Cost of Revenue			
Disposed merchandise	**28.7**	26.6	29.5
Net Revenue	**71.3**	73.4	70.5
Expenses			
Operations	**31.8**	33.0	35.7
Cash advance loss provision	**13.7**	16.7	8.6
Administration	**7.6**	5.9	7.3
Depreciation and amortization	**3.8**	3.5	3.9
Total Expenses	**56.9**	59.1	55.5
Income from Operations	**14.4**	14.3	15.0
Interest expense	**(1.6)**	(1.7)	(1.7)
Interest income	**0.1**	0.1	0.2
Foreign currency transaction loss	—	—	—
Gain from termination of contract	—	—	0.3
Gain from settlement of foreign notes	—	0.7	—
Income before Income Taxes	**12.9**	13.4	13.8
Provision for income taxes	**5.0**	4.9	5.0
Minority Interests	—	—	—
Net Income	**7.9 %**	8.5 %	8.8 %

The following tables set forth certain selected consolidated financial and non-financial data as of December 31, 2008, 2007 and 2006, and for each of the three years then ended (dollars in thousands unless noted otherwise).

	Year Ended December 31,		
	2008	2007	2006
PAWN LENDING OPERATIONS:			
Pawn loans[b]			
Annualized yield on pawn loans	**128.8%**	125.5%	123.6%
Total amount of pawn loans written and renewed	**$ 594,815**	$ 514,797	$ 474,046
Average pawn loan balance outstanding	**$ 145,071**	$ 128,259	$ 120,930
Average pawn loan balance per average location in operation	**$ 293**	$ 267	$ 262
Ending pawn loan balance per location in operation	**$ 341**	$ 283	$ 268
Average pawn loan amount at end of year (not in thousands)	**$ 132**	$ 116	$ 107
Profit margin on disposition of merchandise as a percentage of proceeds from disposition of merchandise	**36.6%**	37.8%	38.7%
Average annualized merchandise turnover	**2.9x**	2.7x	2.7x
Average balance of merchandise held for disposition per average location in operation	**$ 210**	$ 189	$ 165
Ending balance of merchandise held for disposition per location in operation	**$ 225**	$ 202	$ 183
Pawnshop locations in operation –			
Beginning of year, owned	**485**	475	456
Acquired	**113**	5	19
Start-ups	**1**	6	2
Combined or closed	**(1)**	(1)	(2)
End of year, owned	**598**	485	475
Franchise locations at end of year	**15**	14	12
Total pawnshop locations at end of year	**613**	499	487
Average number of owned pawnshop locations in operation	**495**	480	462
Cash advances [c]			
Pawn locations offering cash advances at end of year	**431**	431	423
Average number of pawn locations offering cash advances	**431**	426	423
Amount of cash advances written at pawn locations:			
Funded by the Company	**$ 59,061**	$ 65,022	$ 66,952
Funded by third-party lenders [a] [e]	**146,330**	188,705	207,732
Aggregate amount of cash advances written at pawn locations [a] [g]	**$ 205,391**	$ 253,727	$ 274,684
Number of cash advances written at pawn locations (not in thousands):			
By the Company	**186,268**	213,273	213,467
By third-party lenders [a] [e]	**306,521**	409,576	480,649
Aggregate number of cash advances written at pawn locations [a] [g]	**492,789**	622,849	694,116
Cash advance customer balances due at pawn locations (gross):			
Owned by Company [d]	**$ 6,842**	$ 8,627	$ 8,448
Owned by third-party lenders [a] [e]	**7,395**	9,198	11,202
Aggregate cash advance customer balances due at pawn locations (gross) [a] [g]	**$ 14,237**	$ 17,825	$ 19,650

	Year Ended December 31,		
	2008	2007	2006
CASH ADVANCE OPERATIONS [f]:			
Storefront operations:			
Amount of cash advances written:			
Funded by the Company	**$ 586,929**	$ 706,839	$ 614,008
Funded by third-party lenders [a] [e]	**85,184**	115,483	137,345
Aggregate amount of cash advances written [a] [g]	**$ 672,113**	$ 822,322	$ 751,353
Number of cash advances written (not in thousands):			
By the Company	**1,632,631**	1,944,251	1,740,615
By third-party lenders [a] [e]	**150,772**	214,372	266,389
Aggregate number of cash advances written [a] [g]	**1,783,403**	2,158,623	2,007,004
Cash advance customer balances due (gross):			
Owned by Company [d]	**$ 39,223**	$ 51,389	$ 53,201
Owned by third-party lenders [a] [e]	**4,532**	5,530	6,327
Aggregate cash advance customer balances due (gross) [a] [g]	**$ 43,755**	$ 56,919	$ 59,528
Cash advance locations in operation –			
Beginning of year	**304**	295	286
Start-ups	**—**	14	12
Combined or closed	**(56)**	(5)	(3)
End of year	**248**	304	295
Average number of cash advance locations in operation	**292**	299	290
Internet lending operations:			
Amount of cash advances written:			
Funded by the Company	**$ 727,652**	$ 598,306	$ 136,226
Funded by third-party lenders [a] [e]	**449,221**	350,572	15,500
Aggregate amount of cash advances written [a] [g]	**$1,176,873**	$ 948,878	$ 151,726
Number of cash advances written (not in thousands):			
By the Company	**1,722,689**	1,523,872	356,561
By third-party lenders [a] [e]	**668,074**	594,909	32,442
Aggregate number of cash advances written [a] [g]	**2,390,763**	2,118,781	389,003
Cash advance customer balances due (gross):			
Owned by Company [d]	**$ 55,729**	$ 53,808	$ 37,839
Owned by third-party lenders [a] [e]	**23,018**	19,852	7,158
Aggregate cash advance customer balances due (gross) [a] [g]	**$ 78,747**	$ 73,660	$ 44,997
Number of states with online lending at end of year	**32**	32	29
Number of foreign countries with online lending at end of year	**1**	1	—
Card services operations [h]:			
Amount of cash advances processed on behalf of third-party lenders:			
Funded by third-party lenders [a] [e] [h]	**$ 22,198**	—	—
Number of cash advances processed on behalf of third-party lenders (not in thousands):			
Written by third-party lenders [a] [e]	**129,634**	—	—
Cash advance customer balances due (gross) [h]:			
Participation interests of Company [d] [h]	**$ 3,551**	—	—
Ownership interests of third-parties [a] [e] [h]	**237**	—	—
Aggregate cash advance customer balances due (gross) [a] [g] [h]	**$ 3,788**	—	—
Number of states and other jurisdictions with card services at end of period	**53**	—	—

	Year Ended December 31,		
	2008	2007	2006
Combined Storefront, Internet lending, and Card services operations:			
Amount of cash advances written:			
Funded by the Company	**$1,314,581**	$1,305,145	$ 750,234
Funded by third-party lenders [(a) (e) (h)]	**556,603**	466,055	152,845
Aggregate amount of cash advances written [(a) (g) (h)]	**$1,871,184**	$1,771,200	$ 903,079
Number of cash advances written (not in thousands):			
By the Company	**3,355,320**	3,468,123	2,097,176
By third-party lenders [(a) (e) (h)]	**948,480**	809,281	298,831
Aggregate number of cash advances written [(a) (g)]	**4,303,800**	4,277,404	2,396,007
Cash advance customer balances due (gross):			
Owned by Company [(d)]	**$ 98,503**	$ 105,197	$ 91,040
Owned by third-party lenders [(a) (e) (h)]	**27,787**	25,382	13,485
Aggregate cash advance customer balances due (gross) [(a) (g)]	**$ 126,290**	$ 130,579	$ 104,525
CONSOLIDATED CASH ADVANCE PRODUCT SUMMARY [(a) (c) (f) (h)]**:**			
Amount of cash advances written:			
Funded by the Company	**$1,373,642**	$1,370,167	$ 817,186
Funded by third-party lenders [(a) (e) (h)]	**702,933**	654,760	360,577
Aggregate amount of cash advances written [(a) (g)]	**$2,076,575**	$2,024,927	$1,177,763
Number of cash advances written (not in thousands):			
By the Company	**3,541,588**	3,681,396	2,310,643
By third-party lenders [(a) (e) (h)]	**1,255,001**	1,218,857	779,480
Aggregate number of cash advances written [(a) (g)]	**4,796,589**	4,900,253	3,090,123
Average amount per cash advance written (not in thousands):			
Funded by the Company	**$ 394**	$ 372	$ 354
Funded by third-party lenders [(a) (e) (h)]	**560**	537	463
Aggregate average amount per cash advance [(a) (g)]	**$ 433**	$ 413	$ 381
Cash advance customer balances due (gross):			
Owned by the Company [(d)]	**$ 105,345**	$ 113,824	$ 99,488
Owned by third-party lenders [(a) (e) (h)]	**35,182**	34,580	24,687
Aggregate cash advance balances due (gross) [(a) (g)]	**$ 140,527**	$ 148,404	$ 124,175
Total locations offering cash advances at end of year	**679**	735	718
Average total locations offering cash advances	**723**	725	713
Number of states with online lending at end of period	**32**	32	29
Number of foreign countries with online lending at end of period	**1**	1	—
Number of states and other jurisdictions with card services at end of period	**53**	—	—

	Year Ended December 31,		
	2008	2007	2006
CHECK CASHING OPERATIONS (Mr. Payroll):			
Centers in operation at end of year (not in thousands):			
Company-owned locations	**5**	5	5
Franchised locations [a]	**128**	134	131
Combined centers in operation at end of year [a]	**133**	139	136
Revenue from Company-owned locations	**$ 400**	$ 484	$ 569
Revenue from franchise royalties and other	**2,988**	3,135	3,356
Total revenue [d]	**$ 3,388**	$ 3,619	$ 3,925
Face amount of checks cashed:			
Company-owned locations	**$ 29,487**	$ 33,746	$ 38,446
Franchised locations [a]	**1,250,044**	1,260,995	1,269,724
Combined face amount of check cashed [a]	**$1,279,531**	$1,294,741	$1,308,170
Fees collected from customers:			
Company-owned locations	**$ 400**	$ 484	$ 569
Franchised locations [a]	**17,625**	17,678	17,889
Combined fees collected from customers [a]	**$ 18,025**	$ 18,162	$ 18,458
Fees as a percentage of check cashed:			
Company-owned locations	**1.4 %**	1.4%	1.5%
Franchised locations [a]	**1.4**	1.4	1.4
Combined fees as a percentage of check cashed [a]	**1.4 %**	1.4%	1.4%
Average check cashed (not in thousands):			
Company-owned locations	**$ 405**	$ 392	$ 393
Franchised locations [a]	**455**	436	421
Combined average check cashed [a]	**$ 454**	$ 435	$ 420

[a] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[b] Includes Cash America Pawn and Prenda Fácil, a chain of pawnshops located in central and southern Mexico, in which the Company acquired an 80% interest on December 16, 2008. The statistics above include 100% of Prenda Fácil's operations from December 16, 2008 through December 31, 2008.

[c] Includes cash advance activities at the Company's pawn lending locations.

[d] Amounts recorded in the Company's consolidated financial statements.

[e] Cash advances written by third-party lenders that were arranged, marketed or processed by the Company on behalf of the third-party lenders.

[f] Includes cash advance activities at the Company's cash advance storefront locations and through the Company's internet and card services distribution channels.

[g] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were arranged, marketed or processed by the Company on behalf of the third-party lenders.

[h] Cash advances issued by a third-party lender utilizing the Company as a processor to process these cash advances under a line of credit offered on certain stored-value and payroll cards issued by such lender. The Company acquires a participation interest in the cash advance receivables generated through this program. Cash advance fees associated with the Company's card services activities include revenue from the Company's participation interest in the receivables generated by the third party lender, as well as marketing, processing and other miscellaneous fee income. (Note: the Company did not commence business in the card services distribution channel until the third quarter of 2008).

OVERVIEW

Components of Consolidated Net Revenue, Reduced by Cash Advance Loss Provision. Consolidated Net Revenue, Reduced by Cash Advance Loss Provision, is total revenue reduced by the cost of merchandise sold and by the cash advance loss provision expense during the period. Therefore, the components of consolidated net revenue reduced by the cash advance loss provision are: finance and service charges from pawn loans, profit from the disposition of merchandise, cash advance fees less cash advance loss provision, and other revenue. Other revenue is comprised mostly of check cashing fees but includes royalties and small miscellaneous other revenue items generated through ancillary products offered in stores.

During 2008, net revenue, net of the cash advance loss provision, increased 12.8% from $527.4 million to $594.7 million. This net figure becomes the income available to satisfy remaining operating expenses and administrative expenses and is the measure management uses to evaluate top line performance. The contributions from pawn lending activities, defined as finance and service charges plus the profit of the disposition of merchandise, accounted for 60%, 59% and 65% of net revenue, net of loan losses for 2008, 2007 and 2006, respectively and remains the dominant component of net revenue, net of loan losses for the Company. The following graphs show consolidated net revenue reduced for the provision for loan losses and depicts the mix of the components of net revenue, net of losses for the fiscal years ended December 31, 2008, 2007 and 2006:


2008
$594.7 million
3%
31%
37%
29%
2007
$527.4 million
3%
31%
38%
28%
2006
$430.0 million
4%
31%
35%
30%
Finance and service charges
Cash advance fees, net of loan losses
Profit from the disposition of merchandise
Check cashing fees, royalties and other

Contribution to Increase in Net Revenue, Reduced by Cash Advance Loss Provision. The Company's net revenue, reduced by loan losses increased $67.3 million, or 12.8%, and $97.4 million, or 22.6%, for the years ended December 31, 2008 and 2007, respectively, compared to the prior year periods. Net revenue from pawn lending activities in the current year contributed 66% of the increase due primarily to greater finance and service charges on higher average loan balances and increased profit on higher disposition volumes of merchandise. The more significant contribution to year over year growth from pawn lending activities returns follows a disproportionate higher contribution to growth of net cash advance fees in 2007 compared to the prior year. In the prior year of 2007, cash advance fees, reduced by loan losses contributed 66% of the increase, primarily due to the additional revenue and subsequent growth in revenue that followed the September 2006 acquisition of the online cash advance business. These trends are depicted in the following graphs:


2008 over 2007
$67.3 million increase
-1%
36%
35%
30%
2007 over 2006
$97.4 million increase
1%
12%
21%
66%
Finance and service charges
Cash advance fees, net of loan losses
Profit from the disposition of merchandise
Check cashing fees, royalties and other

Year Ended 2008 Compared to Year Ended 2007

Consolidated Net Revenue. Consolidated net revenue increased $52.8 million, or 7.7%, to $735.4 million during 2008 from $682.6 million during 2007. The following table sets forth 2008 and 2007 net revenue by operating segment (dollars in thousands):

	2008	2007	Increase/(Decrease)	
Cash advance operations components:				
Storefront	**$ 115,483**	$ 137,979	$(22,496)	(16.3) %
Internet lending	**221,324**	184,729	36,595	19.8
Card services	**2,153**	—	2,153	N/A
Total cash advance operations	**$ 338,960**	$ 322,708	$ 16,252	5.0 %
Pawn lending operations	**393,086**	356,275	36,811	10.3
Check cashing operations	**3,388**	3,619	(231)	(6.4)
Consolidated net revenue	**$ 735,434**	$ 682,602	$ 52,832	7.7 %

The components of consolidated net revenue are finance and service charges from pawn loans, which increased $24.0 million; profit from the disposition of merchandise, which increased $20.3 million; total cash advance fees generated from all sources, which increased $9.4 million; and combined segment revenue from check cashing fees, royalties and other, which decreased $0.9 million, which combine for the net increase of 7.7%, or $52.8 million. Net revenue from pawn lending operations is comprised primarily of finance and service charges and profit from disposition of merchandise, both of which increased in 2008 as compared to 2007, and includes the cash advance fees from pawn locations, which decreased in 2008 compared to the prior year period. Net revenue from the cash advance operations is described by distribution platform to reflect trends in revenue by source. Cash advance fees generated from the card services business includes other miscellaneous fees related to those card services, such as marketing and processing fees. During 2008, the contribution of cash advance revenue from storefront activities decreased as the Company adjusted underwriting to reduce loss exposure and closed locations in various markets. This decrease in storefront cash advance revenue was generally offset by growth in the Company's online distribution platform during the year.

Finance and Service Charges. Finance and service charges from pawn loans increased $24.0 million, or 14.9%, from $161.0 million in 2007 to $185.0 million in 2008. The increase is due primarily to higher loan balances attributable to the increased amount of pawn loans written through existing and new locations added during 2007 and 2008. An increase in the average balance of pawn loans outstanding contributed $21.1 million of the increase and the higher annualized yield, which is a function of the blend in permitted rates for fees and service charges on pawn loans in all operating locations of the Company, contributed $2.9 million of the increase. In addition, the Company's decision to reduce the maximum loan term from 90 days to 60 days in 198 pawn locations in the last half of 2007 contributed to higher reported pawn loan yields and contributed to better performance in the portfolio, as customer payments of finance and service charges occurred earlier and the maximum amount of fees and services charges would be lower as an overall percentage of the loan amount.

The average balances of loans outstanding during 2008 increased by $16.8 million, or 13.1%, compared to 2007. The increase was driven by an 11.1% increase in the average amount per loan outstanding and a 1.8% increase in the average number of pawn loans outstanding during 2008. Management believes that the increase in the average amount per loan outstanding is attributable to higher gold prices allowing for greater loan amounts for loans secured by gold collateral.

Pawn loan balances in domestic locations and foreign locations combined at December 31, 2008 were $168.7 million, which was 22.9% higher than at December 31, 2007. Annualized loan yield was 128.8% in 2008, compared to 125.5% in 2007. Pawn loan balances for same stores (stores that have been open for at least twelve months) at December 31, 2008 increased $14.4 million, or 10.5%, as compared to December 31, 2007. On December 16, 2008, the company completed the acquisition of Prenda Fácil, a chain of pawnshops based in Mexico, which had pawn loans receivable of MXP 230.6 million (Mexican pesos), or USD $16.7 million as of December 31, 2008.

Profit from the Disposition of Merchandise. Profit from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of disposed merchandise. The following table summarizes the proceeds from the disposition of merchandise and the related profit for 2008 as compared to 2007 (dollars in thousands):

	Year Ended December 31,					
	2008			2007		
	Merchan-dise	**Refined Gold**	**Total**	Merchan-dise	Refined Gold	Total
Proceeds from disposition	**$ 286,952**	**$ 178,703**	**$ 465,655**	$ 276,794	$ 120,027	$ 396,821
Profit on disposition	**$ 117,673**	**$ 52,622**	**$ 170,295**	$ 112,090	$ 37,939	$ 150,029
Profit margin	**41.0%**	**29.4%**	**36.6%**	40.5%	31.6%	37.8%
Percentage of total profit	**69.1%**	**30.9%**	**100.0%**	74.7%	25.3%	100.0%

The total proceeds from disposition of merchandise and refined gold increased $68.8 million, or 17.4%, and the total profit from the disposition of merchandise and refined gold increased $20.3 million, or 13.5%, primarily due to higher disposition activities consistent with higher levels of pawn loan balances, which typically increases the amount of unredeemed loans and related merchandise for disposition. Overall gross profit margin decreased from 37.8% in 2007 to 36.6% in 2008. Excluding the effect of the disposition of refined gold, the profit margin on the disposition of merchandise (including jewelry sales) increased to 41.0% in 2008 from 40.5% in 2007. The gross profit margin in 2008 was positively impacted by a $1.2 million dollar reduction in the inventory valuation allowance during the fourth quarter of the current year, primarily due to a modification of the methodology used to assess the adequacy of this allowance. Excluding the impact of this modification on the total cost of disposed merchandise the gross profit margin would have been $169.1 million, or 36.3%, and, on merchandise excluding refined gold, the gross profit margin would have been $117.1 million, or 40.8%. The profit margin on the disposition of refined gold decreased to 29.4% in 2008 from 31.6% in 2007, primarily due to the higher advance rates on loans secured by gold following the increase in the market prices for gold in 2007 and early 2008. The Company also experienced a 21% increase in the volume of refined gold sold during 2008, primarily due to a rising amount of pawn loans secured by jewelry, the liquidation of jewelry inventory, and the sale of gold items purchased directly from customers.

Proceeds from disposition of merchandise, excluding refined gold, increased $10.2 million, or 3.7%, in 2008, primarily due to the higher levels of retail sales activity that was supported by higher levels of merchandise available for disposition entering into 2008. The consolidated merchandise turnover rate increased to 2.9 times in 2008 from 2.7 times in 2007 as management emphasized disposition of merchandise in 2008. Management expects that the profit margin on the disposition of merchandise will likely trend slightly below current levels mainly due to the weak economic environment which could reduce consumers' appetite for retail purchases and an increase in the percentage mix of refined gold sales, which typically have lower gross profit margins.

Management emphasized disposition activities throughout the year but particularly in the second half of 2008, which resulted in the improved mix of merchandise under one year old but also contributed to lower gross profit margins in the second half of 2008. The table below summarizes the age of merchandise held for disposition before valuation allowance of $0.7 million and $2.0 million, respectively, at December 31, 2008 and 2007 (dollars in thousands).

		2008				2007		
		Amount	**%**			Amount	%	
Merchandise held for 1 year or less –								
Jewelry	**$**	**72,780**	**66.1**	**%**	$	60,702	60.6	%
Other merchandise		**28,979**	**26.3**			29,437	29.4	
		101,759	**92.4**			90,139	90.0	
Merchandise held for more than 1 year –								
Jewelry		**5,306**	**4.8**			6,264	6.3	
Other merchandise		**3,128**	**2.8**			3,731	3.7	
		8,434	**7.6**			9,995	10.0	
Total merchandise held for disposition	**$**	**110,193**	**100.0**	**%**	$	100,134	100.0	%

During 2008, the Company modified its methodology for assessing the reasonableness of its inventory allowance by taking a more comprehensive view of factors impacting the valuation of merchandise held for disposition. Beginning in 2008, a greater emphasis was placed on shrinkage rates as a measure of adequacy of the allowance, while maintaining the other measures of merchandise quality used in prior periods. Management believes that this approach more accurately reflects the near-term vulnerability of merchandise valuation impairment based on historical perspectives. As a result, the allowance was reduced from $2.0 million as of December 31, 2007 to $0.7 million as of December 31, 2008, representing 0.6% of the balance of merchandise held for disposition at December 31, 2008. The Company conducts multiple physical count assessments of merchandise in all of its locations and immediately records the results of those activities directly to the income statement. For the trailing six months ended December 31, 2008, the merchandise shortages charged to income was $0.4 million, approximately 0.2% of merchandise sales for the same period. This change causes the increase in merchandise balance to be higher than it would have been if the allowance had not changed. Applying the prior year allowance of $2.0 million, reported net merchandise levels would have been up only 10.3%, compared to the currently reported increase from 2007 to 2008 of 11.6%.

Cash Advance Fees. Cash advance fees increased $9.4 million, or 2.6%, to $364.6 million in 2008, as compared to $355.2 million in 2007. The increase in revenue from cash advance fees is predominantly due to the increase in customers using the Company's online distribution channel, which offset the 17.3% decrease in cash advance fees from storefront activities. Storefront cash advance fees and cash advance fees generated in pawn locations decreased 17.2% in 2008 as the Company adjusted underwriting criteria late in 2007 to reduce losses on cash advance loans and closed 56 storefront cash advance locations during the year.

As of December 31, 2008, cash advance products were available in 679 lending locations, including 431 pawnshops and 248 cash advance locations. In 249 of these lending locations, the Company arranges for customers to obtain cash advance products from independent third-party lenders for a fee. Cash advance fees from same stores (stores that have been open for at least twelve months) decreased $28.3 million, or 17.1%, to $137.3 million in 2008 compared to $165.6 million in 2007.

Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees paid to the Company for arranging, marketing or processing cash advance products from independent third-party lenders for customers. Cash advance fees associated with the Company's card services activities include revenue from the Company's participation interest in the receivables generated by the third party lender, as well as marketing, processing and other miscellaneous fee income. See further discussion in Note 4 of Notes to Consolidated Financial Statements. Although cash advance transactions may take the form of loans or deferred check deposit transactions or the marketing and processing of, and the participation in receivables generated by, a third-party lender's line of credit product, the transactions are referred to throughout this discussion as "cash advances" for convenience.

The following table sets forth cash advance fees by operating segment for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007	Inc./(Dec.)	
Cash advance operations components:				
Storefront	$ **106,294**	$ 128,454	$ (22,160)	(17.3) %
Internet lending	**221,319**	184,724	36,595	19.8
Card services	**2,150**	—	2,150	N/A
Total cash advance operations	$ **329,763**	$ 313,178	$ 16,585	5.3 %
Pawn lending operations	**34,840**	42,018	(7,178)	(17.1)
Consolidated cash advance fees	$ **364,603**	$ 355,196	$ 9,407	2.6 %

The dollar value of cash advances written increased $51.6 million, or 2.6%, to $2.1 billion in 2008 from $2.0 billion in 2007. These amounts include $702.9 million in 2008 and $654.8 million in 2007 extended to customers by all independent third-party lenders. The average amount per cash advance increased to $433 from $413, primarily due to the mix within the portfolio (with a larger percent in markets allowing for larger loans) and adjustments to underwriting criteria. The outstanding combined portfolio balance of cash advances decreased $7.9 million, or 5.3%, to $140.5 million at December 31, 2008 from $148.4 million at December 31, 2007. Those amounts included $105.3 million and $113.8 million at December 31, 2008 and 2007, respectively, which are included in the Company's consolidated balance sheet. An allowance for losses of $21.5 million and $25.7 million has been provided in the consolidated financial statements for December 31, 2008 and 2007, respectively, which is netted against the outstanding cash advance amounts on the Company's consolidated balance sheets.

In June 2008, the Governor of Ohio signed into law legislation that capped the annual percentage rate, as defined in the statute ("APR"), on payday loans in that state at 28%, which effectively eliminated the profitability of the existing cash advance product in Ohio. Upon the new law becoming effective in the fourth quarter of 2008, the Company's online business and its Ohio storefronts, including the remaining Ohio locations, began offering customers short-term unsecured loans governed by the Ohio Second Mortgage Loan statute, and most of the remaining Ohio Cashland locations also began offering gold buying services.

Going forward, management believes that the amount of cash advances written will be lower in the first half of 2009 compared to the prior year. The reduced volume is expected primarily due to 56 closed storefront locations during 2008 and changes in, or the elimination of, earnings attributable to certain cash advance markets that contributed to volume and revenue during 2008 as described below. Management also anticipates lower levels of consolidated cash advance fees for the first half of 2009 as a result of regulatory changes in the economics of cash advance products in the states of Florida and Ohio. Management believes that potential growth from new and existing markets for cash advance products may offset this loss of volume and revenue by the second half of 2009.

The following table summarizes cash advances outstanding at December 31, 2008 and 2007 and contains certain non-Generally Accepted Accounting Principles ("non-GAAP") measures with respect to the cash advances owned by third-party lenders that are not included in the Company's consolidated balance sheets. The Company believes that presenting these non-GAAP measures is meaningful and necessary because management evaluates and measures the cash advance portfolio performance on an aggregate basis (dollars in thousands):

	2008	2007
Funded by the Company [a]		
Active cash advances and fees receivable	$ 69,443	$ 76,620
Cash advances and fees in collection	21,147	24,099
Total funded by the Company [a]	90,590	100,719
Funded by third-party lenders [b] [c]		
Active cash advances and fees receivable	37,458	34,580
Cash advances and fees in collection	12,479	13,105
Total funded by third-party lenders [b] [c]	49,937	47,685
Combined gross portfolio [b] [d]	140,527	148,404
Less: Elimination of cash advances owned by third-party lenders	35,182	34,580
Company-owned cash advances and fees receivable, gross	105,345	113,824
Less: Allowance for losses	21,495	25,676
Cash advances and fees receivable, net	$ 83,850	$ 88,148
Allowance for loss on Company-owned cash advances	$ 21,495	$ 25,676
Accrued losses on third-party lender-owned cash advances	2,135	1,828
Combined allowance for losses and accrued third-party lender losses	$ 23,630	$ 27,504
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [b] [d]	16.8 %	18.5% %

[a] Cash advances written by the Company in its pawn and cash advance locations and through the Company's internet distribution channel.

[b] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[c] Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet and card services distribution channels.

[d] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were marketed, processed or arranged, by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet and card services distribution channels. (Note: The Company did not commence business in the card services distribution channel until the third quarter of 2008).

Check Cashing Fees, Royalties and Other. Check cashing fees, royalties and other income decreased $876,000 to $15.5 million in 2008, or 5.3%, from $16.4 million in 2007, primarily due to a lower volume of checks being cashed, potentially due to an increase in competition, and the closing of storefront locations during 2008. The components of these revenue items are as follows (dollars in thousands):

	Year Ended December 31,							
	2008				2007			
	Pawn Lending	**Cash Advance**	**Check Cashing**	**Total**	Pawn Lending	Cash Advance	Check Cashing	Total
Check cashing fees	**$ 646**	**$ 4,908**	**$ 400**	**$ 5,954**	$ 780	$ 5,684	$ 485	$ 6,949
Royalties	**713**	**—**	**2,926**	**3,639**	555	—	3,064	3,619
Other	**2,385**	**3,502**	**61**	**5,948**	1,933	3,846	70	5,849
	$ 3,744	**$ 8,410**	**$ 3,387**	**$ 15,541**	$ 3,268	$ 9,530	$ 3,619	$ 16,417

Operations Expenses. Consolidated operations expenses, as a percentage of total revenue, were 31.8% in 2008 compared to 33.0% in 2007. These expenses increased $21.9 million, or 7.1%, in 2008 compared to 2007. Pawn lending operating expenses increased $16.7 million, or 8.5%, primarily due to higher personnel costs, increased occupancy expenses and an increase in store level incentives. Cash advance operating expenses increased $5.1 million, or 4.7%, primarily as a result of the growth and development of the Company's business that offers cash advances online.

As a multi-unit operator in the consumer finance industry, the Company's operations expenses, excluding loan losses, are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives, and benefits. Occupancy expenses include rent, property taxes, insurance, utilities, and maintenance. The combination of personnel and occupancy expenses represents 78.1% of total operations expenses in 2008 and 78.2% in 2007. The comparison is as follows (dollars in thousands):

	2008	**% of Revenue**	2007	% of Revenue
Personnel	**$ 180,042**	**17.5 %**	$ 168,315	18.1 %
Occupancy	**76,485**	**7.4**	71,185	7.7
Other	**71,832**	**6.9**	66,956	7.2
Total	**$ 328,359**	**31.8 %**	$ 306,456	33.0 %

The Company had a total of $3.2 million of personnel and occupancy charges in 2008 associated with the closing of 56 locations in Texas, California, Ohio and Illinois during the year. Of the $3.2 million, approximately $1.6 million was charged to personnel expenses related to store closures and the realignment of operations management, and approximately $1.6 million was charged to occupancy expenses related to lease terminations. Excluding these one-time charges, total operating expenses would have been $325.2 million, an increase of 6.1% over 2007.

Aside from the costs directly attributable to the closing of locations and realignment of operations during the year, the increase in personnel expenses is mainly due to increases in store level incentives, higher staffing levels, the growth in the Company's online distribution channel, normal recurring salary adjustments and higher health insurance costs. The increase in occupancy expense is primarily due to recurring rent increases, as well as higher utility costs and property taxes. The increase in other operations expenses was primarily due to $4.2 million of costs associated with development activities supporting a referendum to overturn recent Ohio legislation and due to an increase in selling and other administrative expenses.

Administration Expenses. Consolidated administration expenses, as a percentage of total revenue, were 7.6% in 2008 compared to 5.9% in 2007. The components of administration expenses are as follows (dollars in thousands):

	2008	% of Revenue	2007	% of Revenue
Personnel	$ 52,634	5.1%	$ 35,223	3.8 %
Other	25,361	2.5	20,051	2.1
Total	$ 77,995	7.6%	$ 55,274	5.9 %

The significant increase in administrative expense was primarily due to a variety of factors, including health and workers compensation insurance increases, higher management incentives due to performance, increased infrastructure spending at the Company's online lending facilities and management realignment expenses. The Company significantly realigned its administrative activities during the fourth quarter of 2008 to create a more efficient structure more closely aligned with the current business environment, which resulted in a one-time charge to earnings of $3.3 million in severance and related compensation expenses in 2008.

Cash Advance Loss Provision. The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase the allowance carried against the outstanding company-owned cash advance portfolio (including participation interest in line of credit receivables acquired from a third-party lender) as well as expected losses in the third-party lender-owned portfolios which are guaranteed by the Company. The allowance is based on historical trends in portfolio performance based on the status of the balance owed by the customer. The Company charges off all cash advances once they have been in default for 60 days or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected. The cash advance loss provision decreased by $14.5 million to $140.7 million in 2008, from $155.2 million in 2007. The loss provision expense as a percentage of gross cash advances written was lower in 2008, decreasing to 6.8% compared to 7.7% in the prior year. The loss provision as a percentage of cash advance fees decreased to 38.6% in 2008 from 43.7% in 2007. The lower loss provision is primarily due to an improved mix of customers, which is more heavily weighted to customers with better histories of repayment of loans and a lower concentration of customers with no performance history, and a higher percentage of collections on loans that were past due. In addition, management adjusted underwriting late in 2007 in an effort to reduce bad debt.

Due to the short-term nature of the cash advance product and the high velocity of loans written, seasonal trends are evidenced in quarter-to-quarter performance. The table below shows the Company's sequential loss experience for each of the calendar quarters and full fiscal years of 2008 and 2007 under a variety of metrics used by the Company to evaluate performance. Management believes that the higher loss levels experienced in 2007 were due to a large increase in new customers during the early part of the year. Typically, in the normal business cycle, sequential losses, as measured by the current period loss provision as a percentage of combined loans written in the period, are lowest in the first quarter and increase throughout the year, with the final two quarters experiencing the peak levels of losses. The quarterly sequential performance deviated from this typical cycle during 2007, as sequential loss rates decreased from the third quarter to the fourth quarter. Management believes that this sequential decrease during 2007 was unusual and due mainly to the increase in customers with established borrowing histories as a percentage of all customers in the latter half of the year. This change in mix was primarily in the portfolio of cash advances originated by the Company's online channel. In addition, management took steps to reduce losses in its storefront business beginning in the last half of 2007, including additional underwriting guidelines and more emphasis on collections activities. These changes accounted for a smaller portion of the decrease in loss rates in relation to the customer composition mix, but loss levels in this business have been reduced compared to the prior year. Management believes that the sequential trend in cash advance loan losses will return to its more traditional trend of lowest loss levels in the first quarter and will increase sequentially thereafter as it did in 2008.

	2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Combined cash advance loss provision as a % of combined cash advances written [(a)(b)]	5.5%	6.5%	7.6%	7.3%	6.8%
Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)]	6.5%	5.2%	8.1%	8.0%	7.0%
Combined cash advance loss provision as a % of cash advance fees [(a)(b)]	31.8%	37.4%	42.5%	42.1%	38.6%
Combined cash advances and fees receivable, gross[(a)(b)]	$ 124,463	$ 145,653	$ 143,351	$ 140,527	$ 140,527
Combined allowance for losses on cash advances	22,803	29,710	27,258	23,630	23,630
Combined cash advances and fees receivable, net[(a)(b)]	$ 101,660	$ 115,943	$ 116,093	$ 116,897	$ 116,897
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)]	18.3%	20.4%	19.0%	16.8%	16.8%

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Combined cash advance loss provision as a % of combined cash advances written [(a)(b)]	7.4%	8.4%	8.1%	6.8%	7.7%
Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)]	6.5%	6.5%	8.3%	7.8%	7.3%
Combined cash advance loss provision as a % of cash advance fees [(a)(b)]	41.7%	48.7%	45.7%	38.8%	43.7%
Combined cash advances and fees receivable, gross[(a)(b)]	$ 115,547	$ 139,576	$ 144,779	$ 148,404	$ 148,404
Combined allowance for losses on cash advances	24,394	33,996	32,757	27,504	27,504
Combined cash advances and fees receivable, net[(a)(b)]	$ 91,153	$ 105,580	$ 112,022	$ 120,900	$ 120,900
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio[(a)(b)]	21.1%	24.4%	22.6%	18.5%	18.5%

(a) Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

(b) Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet and card services distribution channels. (Note: The Company did not commence business in the card services distribution channel until the third quarter of 2008).

The following table summarizes the cash advance loss provision and combined allowance for losses and accrued third-party lender losses for the years ended and at December 31, 2008 and 2007, and contains certain non-GAAP measures with respect to the cash advances written by third-party lenders that are not included in the Company's consolidated balance sheets and related statistics. The Company believes that presenting these non-GAAP measures is meaningful and necessary because management evaluates and measures the cash advance portfolio performance on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees (dollars in thousands).

	Year Ended December 31,	
	2008	2007
Cash advance loss provision:		
Loss provision on Company-owned cash advances	**$ 140,416**	$ 154,565
Loss provision on third-party owned cash advances	**307**	673
Combined cash advance loss provision	**$ 140,723**	$ 155,238
Charge-offs, net of recoveries	**$ 144,597**	$ 148,402
Cash advances written:		
By the Company [(a)]	**$1,373,642**	$1,370,167
By third-party lenders [(b) (c)]	**702,933**	654,760
Combined cash advances written [(b) (d)]	**$2,076,575**	$2,024,927
Combined cash advance loss provision as a % of combined cash advances written [(b)(d)]	**6.8%**	7.7%
Charge-offs (net of recoveries) as a % of combined cash advances written [(b)(d)]	**7.0%**	7.3%

[(a)] Cash advances written by the Company for its own account in pawn locations, cash advance locations and through the internet distribution channel.

[(b)] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[(c)] Cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet and card services distribution channel. (Note: The Company did not commence business in the card services distribution channel until the third quarter of 2008).

[(d)] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were marketed, processed or arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet and card services distribution channels. (Note: The Company did not commence business in the card services distribution channel until the third quarter of 2008).

During 2008, the Company's online distribution channel sold selected cash advances which had been previously written off. These sales generated proceeds of $4.7 million. Those proceeds were recorded as recoveries on losses previously charged to the allowance for losses.

Depreciation and Amortization. Depreciation and amortization expense as a percentage of total revenue increased to 3.8% in 2008 from 3.5% in 2007. Total depreciation and amortization expenses increased $7.5 million, or 23.4%, primarily due to accelerated depreciation costs related to planned store closures as well as accelerated depreciation on legacy computer hardware which will be replaced during the deployment of the Company's new point-of-sale system. Management expects the implementation of the new point-of-sale system, which is expected to occur late in 2010, will result in a substantial increase in depreciation expense.

Interest Expense. Interest expense as a percentage of total revenue was 1.6% in 2008 and 1.7% in 2007. Interest expense was flat at $16.0 million for 2008 and 2007. The Company had a higher average amount of floating rate debt outstanding ($211.2 million during 2008 and $121.3 million during 2007), which was offset by a lower weighted average interest rate on floating rate debt (3.9% during 2008 compared to 6.3% during 2007). The average amount of total debt outstanding increased during 2008 to $324.8 million from $249.8 million during 2007. The effective blended borrowing cost was 4.7% in 2008 and 6.4% in 2007.

Interest Income. Interest income decreased $0.7 million to $0.3 million in 2008 compared to $1.0 million in 2007. The interest income in 2007 was primarily from the two notes receivable denominated in Swedish kronor that the Company held in connection with its 2004 sale of its foreign pawn lending operations. These notes were sold in August 2007. The interest income in 2008 was primarily from a note receivable with PBSI, which was paid in full when the assets of PBSI were acquired in July 2008.

Foreign Currency Transaction Gain (Loss). The Company held two notes receivable denominated in Swedish kronor until they were sold in August 2007. Exchange rate changes between the United States dollar and the Swedish kronor resulted in a net gain of $63,000 (including a gain of $52,000 from foreign currency forward contracts) in 2007.

In July 2007, the Company began offering cash advances to residents of the United Kingdom. The functional currency of the Company's United Kingdom operations is the British pound. In June 2008, the Company entered into a line of credit facility of £7.5 million with a foreign commercial bank and designated the debt as a hedging instrument of the Company's net investment in its subsidiary that offers cash advances to residents of the United Kingdom. In 2008 and 2007, the Company recorded foreign currency transaction losses of approximately $177,000 and $87,000, respectively.

Income Taxes. The Company's effective tax rate for 2008 was 38.9% as compared to 36.4% for 2007. The Company recognized a one-time $1.1 million deferred tax benefit during 2007 as a result of a change in Texas law enacted during that period. The Company incurred $4.4 million of nondeductible expenses during 2008 primarily related to development activities leading up to an industry referendum and efforts to overturn the provisions in Ohio law in the November 2008 election. Excluding the one-time Texas deferred tax benefit, the effective rate for 2007 would have been 37.3%. If the current year expense related to the development activities surrounding the change in Ohio law were deductible, the effective tax rate for 2008 would be 37.7%.

Year Ended 2007 Compared to Year Ended 2006

Consolidated Net Revenue. Consolidated net revenue increased $193.0 million, or 39.4%, to $682.6 million during 2007 from $489.6 million during 2006. The following table sets forth 2007 and 2006 net revenue by operating segment (dollars in thousands):

	2007	2006	Increase/(Decrease)	
Cash advance operations components:				
Storefront	**$ 137,979**	$ 130,106	$ 7,873	6.1%
Internet lending	**184,729**	30,483	154,246	506.0
Total cash advance operations	**$ 322,708**	$ 160,589	$ 162,119	101.0%
Pawn lending operations	**356,275**	325,071	31,204	9.6
Check cashing operations	**3,619**	3,925	(306)	(7.8)
Consolidated net revenue	**$ 682,602**	$ 489,585	$ 193,017	39.4%

The components of consolidated net revenue are finance and service charges from pawn loans, which increased $11.5 million; profit from the disposition of merchandise, which increased $20.9 million; cash advance fees generated from pawn locations, cash advance locations and via the internet distribution channel, which increased $160.1 million; and combined segment revenue from check cashing fees, royalties and other, which increased $516,000. Net revenue from pawn lending operations includes finance and service charges and profit from disposition of merchandise, both of which increased in 2007 as compared to 2006, as well as cash advance fees from pawn locations, which decreased in 2007 compared to the prior year period. The increase in net revenue from cash advance operations of 101.0% was primarily due to the inclusion of the operating results of CashNetUSA for the full year in 2007.

Finance and Service Charges. Finance and service charges from pawn loans increased $11.5 million, or 7.7%, from $149.5 million in 2006 to $161.0 million in 2007. The increase is due primarily to higher loan balances attributable to the increased amount of pawn loans written through existing and new locations added during 2006 and 2007. An increase in the average balance of pawn loans outstanding contributed $9.1 million of the increase and the higher annualized yield, which is a function of the blend in permitted rates for fees and service charges on pawn loans in all operating locations of the Company, contributed $2.4 million of the increase. In addition, the Company's decision to reduce the maximum loan term from 90 days to 60 days in 198 pawn locations in the last half of 2007 contributed to higher reported pawn loan yields as the average balance of loans outstanding declined and customer payments of finance and service charges occurred earlier than in prior periods.

The average balances of pawn loans outstanding during 2007 increased by $7.3 million, or 6.1%, compared to 2006. The increase was driven by a 9.9% increase in the average amount per loan outstanding that was partially offset by a 3.5% decrease in the average number of pawn loans outstanding during 2007. Management believes that the decrease in the average number of pawn loans outstanding could be related to the fact that higher advance rates on loans secured by gold collateral, such as jewelry, can allow customers to reduce the number of loans necessary to achieve their needs. In addition, the decrease in loan term from 90 to 60 days reduces the number of loans outstanding, as unredeemed loans that would have remained in the 90-day loan cycle for the complete term are eliminated earlier in the 60-day loan cycle.

Pawn loan balances at December 31, 2007 were $137.3 million, which was 7.8% higher than at December 31, 2006. Annualized loan yield was 125.5% in 2007, compared to 123.6% in 2006. Pawn loan balances for same stores (stores that have been open for at least twelve months) at December 31, 2007 increased $8.4 million, or 6.6%, as compared to December 31, 2006.

Profit from the Disposition of Merchandise. Profit from the disposition of merchandise represents the proceeds received from the disposition of merchandise in excess of the cost of disposed merchandise. The following table summarizes the proceeds from the disposition of merchandise and the related profit for 2007 as compared to 2006 (dollars in thousands):

	Year Ended December 31,					
	2007			2006		
	Merchan-dise	**Refined Gold**	**Total**	Merchan-dise	Refined Gold	Total
Proceeds from disposition	**$ 276,794**	**$120,027**	**$ 396,821**	$ 255,538	$ 78,498	$ 334,036
Profit on disposition	**$ 112,090**	**$ 37,939**	**$ 150,029**	$ 105,222	$ 23,885	$ 129,107
Profit margin	**40.5%**	**31.6%**	**37.8%**	41.2%	30.4%	38.7%
Percentage of total profit	**74.7%**	**25.3%**	**100.0%**	81.5%	18.5%	100.0%

The total proceeds from disposition of merchandise and refined gold increased $62.8 million, or 18.8%, and the total profit from the disposition of merchandise and refined gold increased $20.9 million, or 16.2%, primarily due to higher levels of retail sales and disposition of refined gold. Overall gross profit margin decreased slightly from 38.7% in 2006 to 37.8% in 2007. Excluding the effect of the disposition of refined gold, the profit margin on the disposition of merchandise (including jewelry sales) decreased to 40.5% in 2007 from 41.2% in 2006. The profit margin on the disposition of refined gold increased to 31.6% in 2007 from 30.4% in 2006 primarily due to the higher market prices for gold, which in turn caused the hedge-adjusted selling price per ounce to increase 23.4% in 2007 compared to 2006. The Company also experienced a 24% increase in the volume of refined gold sold during 2007, which is generally in line with the increase in pawn loan balances for the period, primarily due to higher pawn loans on jewelry, the liquidation of jewelry inventory and the sale of gold items purchased directly from customers.

Proceeds from disposition of merchandise, excluding refined gold, increased $21.3 million, or 8.3%, in 2007 primarily due to the higher levels of retail sales activity that was supported by higher levels of merchandise available for disposition entering into 2007 and the net addition of 10 pawnshop locations. The consolidated merchandise turnover rate was 2.7 times in both 2007 and 2006.

The table below summarizes the age of merchandise held for disposition before valuation allowance of $2.0 million and $1.9 million, respectively, at December 31, 2007 and 2006 (dollars in thousands).

	2007		2006	
	Amount	**%**	Amount	%
Merchandise held for 1 year or less –				
Jewelry	**$ 60,702**	**60.6%**	$ 52,087	58.6%
Other merchandise	**29,437**	**29.4**	28,302	31.8
	90,139	**90.0**	80,389	90.4
Merchandise held for more than 1 year –				
Jewelry	**6,264**	**6.3**	5,280	5.9
Other merchandise	**3,731**	**3.7**	3,261	3.7
	9,995	**10.0**	8,541	9.6
Total merchandise held for disposition	**$100,134**	**100.0%**	$ 88,930	100.0%

Cash Advance Fees. Cash advance fees increased $160.1 million, or 82.1%, to $355.2 million in 2007 as compared to $195.1 million in 2006. The increase in revenue from cash advance fees is predominantly due to the increase in customers using the Company's online distribution channel, which was acquired in September of 2006 and to a lesser extent, the increase and growth of storefront locations. As of December 31, 2007, cash advance products were available in 735 lending locations, including 431 pawnshops and 304 cash advance locations. In 319 of these lending locations, the Company arranges for customers to obtain cash advance products from independent third-party lenders for a fee. Cash advance fees from same stores (stores that have been open for at least twelve months) increased $3.6 million, or 2.2%, to $165.2 million in 2007 compared to $161.6 million in 2006.

Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees paid to the Company for arranging, marketing or processing cash advance products from independent third-party lenders for customers. (Although cash advance transactions may take the form of loans or deferred check deposit transactions, the transactions are referred to throughout this discussion as "cash advances" for convenience.)

The following table sets forth cash advance fees by operating segment for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006	Inc./(Dec.)	
Cash advance operations components:				
Storefront	**$ 128,454**	$ 120,946	$ 7,508	6.2 %
Internet lending	**184,724**	30,483	154,241	506.0
Total cash advance operations	**$ 313,178**	$ 151,429	$ 161,749	106.8 %
Pawn lending operations	**42,018**	43,676	(1,658)	(3.8)
Consolidated cash advance fees	**$ 355,196**	$ 195,105	$ 160,091	82.1 %

The dollar value of cash advances written increased $847.2 million, or 71.9%, to $2.0 billion in 2007 from $1.2 billion in 2006. These amounts include $654.8 million in 2007 and $360.6 million in 2006 extended to customers by all independent third-party lenders. The average amount per cash advance increased to $413 from $381 primarily due to the mix within the portfolio (with a larger percent in markets allowing for larger loans) and adjustments to underwriting criteria. The outstanding combined portfolio balance of cash advances increased $24.2 million, or 19.5%, to $148.4 million at December 31, 2007 from

$124.2 million at December 31, 2006. Those amounts included $113.8 million and $99.5 million at December 31, 2007 and 2006, respectively, which are included in the Company's consolidated balance sheet. An allowance for losses of $25.7 million and $19.5 million has been provided in the consolidated financial statements for December 31, 2007 and 2006, respectively, which is netted against the outstanding cash advance amounts on the Company's consolidated balance sheets.

The following table summarizes cash advances outstanding at December 31, 2007 and 2006 and contains certain non-Generally Accepted Accounting Principles ("non-GAAP") measures with respect to the cash advances owned by third-party lenders that are not included in the Company's consolidated balance sheets. The Company believes that presenting these non-GAAP measures is meaningful and necessary because management evaluates and measures the cash advance portfolio performance on an aggregate basis (dollars in thousands).

	2007	2006
Funded by the Company [(a)]		
Active cash advances and fees receivable	**$ 76,620**	$ 69,489
Cash advances and fees in collection	**24,099**	24,499
Total funded by the Company [(a)]	**100,719**	93,988
Funded by third-party lenders [(b) (c)]		
Active cash advances and fees receivable	**34,580**	24,721
Cash advances and fees in collection	**13,105**	5,466
Total funded by third-party lenders [(b) (c)]	**47,685**	30,187
Combined gross portfolio [(b) (d)]	**148,404**	124,175
Less: Elimination of cash advances owned by third-party lenders	**34,580**	24,687
Company-owned cash advances and fees receivable, gross	**113,824**	99,488
Less: Allowance for losses	**25,676**	19,513
Cash advances and fees receivable, net	**$ 88,148**	$ 79,975
Allowance for loss on Company-owned cash advances	**$ 25,676**	$ 19,513
Accrued losses on third-party lender-owned cash advances	**1,828**	1,153
Combined allowance for losses and accrued third-party lender losses	**$ 27,504**	$ 20,666
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(b) (d)]	**18.5%**	16.6%

[(a)] Cash advances written by the Company for its own account in pawn locations, cash advance locations, and through the internet distribution channel.

[(b)] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[(c)] Cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders, all at the Company's pawn locations, cash advance locations and through the internet distribution channel.

[(d)] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet distribution channel.

Check Cashing Fees, Royalties and Other. Check cashing fees, royalties and other income increased $516,000 to $16.4 million in 2007, or 3.2%, from $15.9 million in 2006, primarily due to expanded product offerings and their success in pawn locations and revenue growth in cash advance units. However, this growth has been partially inhibited by lower fees from check cashing activities due to a lower volume of checks being cashed potentially due to an increase in competition. The components of these revenue items are as follows (in thousands):

	Year Ended December 31,							
	2007				2006			
	Pawn Lending	**Cash Advance**	**Check Cashing**	**Total**	Pawn Lending	Cash Advance	Check Cashing	Total
Check cashing fees	**$ 780**	**$ 5,684**	**$ 485**	**$ 6,949**	$ 373	$ 6,057	$ 569	$ 6,999
Royalties	**555**	**—**	**3,064**	**3,619**	569	—	3,173	3,742
Other	**1,933**	**3,846**	**70**	**5,849**	1,874	3,103	183	5,160
	$ 3,268	**$ 9,530**	**$ 3,619**	**$ 16,417**	$ 2,816	$ 9,160	$ 3,925	$ 15,901

Operations Expenses. Consolidated operations expenses, as a percentage of total revenue, were 33.0% in 2007 compared to 35.7% in 2006. These expenses increased $56.8 million, or 22.9%, in 2007 compared to 2006. Pawn lending operating expenses increased $14.0 million, or 7.8%, primarily due to higher personnel costs, increased occupancy expenses and an increase in store level incentives. Cash advance operating expenses increased $42.8 million, or 64.5%, primarily as a result of the acquisition of a business that offers cash advances online.

As a multi-unit operator in the consumer finance industry, the Company's operations expenses, excluding expenses related to loan losses, are predominately related to personnel and occupancy expenses. Personnel expenses include base salary and wages, performance incentives, and benefits. Occupancy expenses include rent, property taxes, insurance, utilities, and maintenance. The combination of personnel and occupancy expenses represents 78.2% of total operations expenses in 2007 and 82.2% in 2006. The comparison is as follows (dollars in thousands):

	2007	**% of Revenue**	2006	% of Revenue
Personnel	**$168,315**	**18.1%**	$140,632	20.2%
Occupancy	**71,185**	**7.7**	63,926	9.2
Other	**66,956**	**7.2**	44,265	6.4
Total	**$306,456**	**33.0%**	$248,823	35.8%

The increase in personnel expenses is mainly due to unit additions in 2007, an increase in staffing levels, the acquisition of CashNetUSA and normal recurring salary adjustments. The increase in occupancy expense is primarily due to unit additions, as well as higher utility costs and property taxes. The increase in other operations expenses was primarily due to an increase in marketing and selling expenses.

The Company realigned its administrative activities during 2007 to create more direct oversight of operations. This change resulted in an increase in operations expenses late in 2007. For comparison purposes, the Company reclassified the same direct expenses from earlier periods out of administrative expenses and into operations expenses. The amounts reclassified in 2007 and 2006 were $3.0 million and $1.8 million, respectively. There was no change in the total amount of expenses related to this reclassification.

Administration Expenses. Consolidated administration expenses, as a percentage of total revenue, were 5.9% in 2007 compared to 7.3% in 2006. The components of administration expenses are as follows (dollars in thousands):

	2007	% of Revenue	2006	% of Revenue
Personnel	**$ 35,223**	**3.8%**	$ 33,135	4.8 %
Other	**20,051**	**2.2**	16,733	2.4
Total	**$ 55,274**	**5.9%**	$ 49,868	7.3 %

Periodically the Company evaluates its reserves for health and workers' compensation benefits. During 2007, the Company adjusted reserves downward consistent with past practices which reduced administrative expenses. Before the reduction in personnel expense from these credits, the increase in administration expenses was principally attributable to the acquisition of a business that offers cash advances online, increased staffing levels and annual salary adjustments. In addition, total administrative expenses in 2006 were offset by a gain of $773,000 recognized from a partial insurance settlement in 2006 related to hurricanes in 2005.

The Company realigned its administrative activities during 2007 to create more direct oversight of operations. This change resulted in an increase in operations expenses late in 2007. For comparison purposes, the Company reclassified the same direct expenses from earlier periods out of administrative expenses and into operations expenses. The amounts reclassified in 2007 and 2006 were $3.0 million and $1.8 million, respectively. There was no change in the total amount of expenses related to this reclassification.

Cash Advance Loss Provision. The Company maintains an allowance for losses on cash advances at a level projected to be adequate to absorb credit losses inherent in the outstanding combined cash advance portfolio. The cash advance loss provision is utilized to increase the allowance carried against the outstanding company-owned cash advance portfolio as well as expected losses in the third-party lender-owned portfolios which are guaranteed by the Company. The allowance is based on historical trends in portfolio performance based on the status of the balance owed by the customer with the full amount of the customer's obligations being completely reserved when they become 60 days past due. The cash advance loss provision increased $95.6 million to $155.2 million in 2007, compared to $59.6 million in 2006. An increased volume of cash advances contributed $79.0 million of the increase in the loss provision with the remaining increase of $16.6 million attributable to higher loss rates.

Total charge-offs less recoveries divided by total cash advances written increased in 2007 to 7.3% compared to 3.9% in 2006. The loss provision expense as a percentage of cash advances written was higher in 2007, increasing to 7.7% compared to 5.1% in the prior year. The loss provision as a percentage of cash advance fees increased to 43.7% in 2007 from 30.5% in 2006. These increases are mostly attributable to a significant increase in cash advance receivable balances and the greater mix of cash advance balances from online customers, which historically generates a higher loss rate. In addition, this increase in loss rates and losses as a percent of fees was weighted heavily in the first six months of 2007 due to a significant increase in new customers over that period as a result of opening new markets for the online distribution channel in late 2006 and early 2007.

Due to the short-term nature of the cash advance product and the high velocity of loans written, seasonal trends are evidenced in quarter-to-quarter performance. The table below shows the Company's sequential loss experience for each of the calendar quarters under multiple metrics used by the Company to evaluate performance. Management believes that the increase in loss levels experienced early in 2007 was due to a large increase in new customers during the early part of the year. Typically, the normal business cycle leads sequential losses, as measured by the current period loss provision as a percentage of combined loans written in the period, to be lowest in the first quarter and increase throughout the year, with the final two quarters experiencing the peak levels of losses. During 2007, the quarterly sequential performance deviated from this typical cycle as sequential loss rates decreased from the second to the third quarter and from the third quarter to the fourth quarter. Management believes that this sequential decrease was mainly due to the increase in customers who had established borrowing histories as a percent of all customers in the later half of the year. This change in mix was primarily in the portfolio of cash advances originated by the Company's online channel. In addition, management took steps to reduce losses in its storefront business beginning in the last half of 2007, including additional underwriting guidelines and more emphasis on collections activities. These changes accounted for a smaller portion of the decrease in relation to the customer composition mix.

	2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Combined cash advance loss provision as a % of combined cash advances written [(a)(b)]	7.4%	8.4%	8.1%	6.8%	7.7%
Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)]	6.5%	6.5%	8.3%	7.8%	7.3%
Combined cash advance loss provision as a % of cash advance fees [(a)(b)]	41.7%	48.7%	45.7%	38.8%	43.7%
Combined cash advances and fees receivable, gross[(a)(b)]	$ 115,547	$ 139,576	$ 144,779	$ 148,404	$ 148,404
Combined allowance for losses on cash advances	24,394	33,996	32,757	27,504	27,504
Combined cash advances and fees receivable, net[(a)(b)]	$ 91,153	$ 105,580	$ 112,022	$ 120,900	$ 120,900
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)]	21.1%	24.4%	22.6%	18.5%	18.5%

	2006				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Combined cash advance loss provision as a % of combined cash advances written [(a)(b)]	2.1%	4.5%	5.9%	6.3%	5.1%
Charge-offs (net of recoveries) as a % of combined cash advances written [(a)(b)]	3.5%	2.7%	4.8%	4.2%	3.9%
Combined cash advance loss provision as a % of cash advance fees [(a)(b)]	12.5%	27.4%	36.2%	37.3%	30.5%
Combined cash advances and fees receivable, gross[(a)(b)]	$ 47,879	$ 63,682	$ 97,732	$ 124,175	$ 124,175
Combined allowance for losses on cash advances	4,146	8,432	11,842	20,666	20,666
Combined cash advances and fees receivable, net[(a)(b)]	$ 43,733	$ 55,250	$ 85,890	$ 103,509	$ 103,509
Combined allowance for losses and accrued third-party lender losses as a % of combined gross portfolio [(a)(b)]	8.7%	13.2%	12.1%	16.6%	16.6%

[(a)] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[(b)] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet distribution channel.

The following table summarizes the cash advance loss provision and combined allowance for losses and accrued third-party lender losses for the years ended and at December 31, 2007 and 2006, and contains certain non-GAAP measures with respect to the cash advances written by third-party lenders that are not included in the Company's consolidated balance sheets and related statistics. The Company believes that presenting these non-GAAP measures is meaningful and necessary because management evaluates and measures the cash advance portfolio performance on an aggregate basis including its evaluation of the loss provision for the Company-owned portfolio and the third-party lender-owned portfolio that the Company guarantees (dollars in thousands).

	Year Ended December 31,	
	2007	2006
Cash advance loss provision:		
Loss provision on Company-owned cash advances	**$ 154,563**	$ 59,284
Loss provision on third-party owned cash advances	**675**	279
Combined cash advance loss provision	**$ 155,238**	$ 59,563
Charge-offs, net of recoveries	**$ 148,400**	$ 46,080
Cash advances written:		
By the Company [(a)]	**$1,370,167**	$ 817,186
By third-party lenders [(b) (c)]	**654,760**	360,577
Combined cash advances written [(b) (d)]	**$2,024,927**	$1,177,763
Combined cash advance loss provision as a % of combined cash advances written [(b)(d)]	**7.7%**	5.1%
Charge-offs (net of recoveries) as a % of combined cash advances written [(b)(d)]	**7.3%**	3.9%

[(a)] Cash advances written by the Company for its own account in pawn locations, cash advance locations and through the internet distribution channel.

[(b)] Non-GAAP presentation. For informational purposes and to provide a greater understanding of the Company's businesses. Management believes that information provided with this level of detail is meaningful and useful in understanding the activities and business metrics of the Company's operations.

[(c)] Cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet distribution channel.

[(d)] Includes (i) cash advances written by the Company, and (ii) cash advances written by third-party lenders that were arranged by the Company on behalf of the third-party lenders, all at the Company's pawn and cash advance locations and through the Company's internet distribution channel.

During 2007, the Company's online distribution channel sold selected cash advances which had been previously charged off. These sales generated proceeds of $4.2 million related to loans originated after the acquisition of the online distribution channel. Those proceeds were recorded as recoveries on losses previously charged to the allowance for losses.

Depreciation and Amortization. Depreciation and amortization expense as a percentage of total revenue decreased to 3.4% in 2007 from 3.9% in 2006. Total depreciation and amortization expenses increased $4.8 million, or 17.6%, primarily due to remodeling expenditures for storefront and lending locations in 2007 and 2006, the increase in operating locations and the amortization of certain intangible assets obtained in acquisitions.

Interest Expense. Interest expense as a percentage of total revenue was 1.7% in both 2007 and 2006. Interest expense increased $4.1 million, or 34.1%, to $16.0 million in 2007 as compared to $11.9 million in 2006. The increase was primarily due to the higher weighted average floating interest rate borrowings ($121.3 million during 2007 and $81.2 million during 2006) and the higher average floating interest rate (6.3% during 2007 compared to 6.2% during 2006) and the issuance in December 2006 of $60 million of senior unsecured long-term notes. The average amount of debt outstanding increased during 2007 to $249.8 million from $160.7 million during 2006. This increase was primarily attributable to the acquisition of CashNetUSA in the third quarter of 2006 and the funding of two earn-out payments in February and November 2007. The effective blended borrowing cost was 6.4% in 2007 and 6.6% in 2006.

Interest Income. Interest income was $1.0 million in 2007 compared to $1.6 million in 2006. The interest income is primarily from the two notes receivable denominated in Swedish kronor that the Company held until August 2007 and had received in connection with its 2004 sale of its foreign pawn lending operations.

The notes were sold in August 2007; therefore, the Company expects interest income in 2008 will be insignificant.

Foreign Currency Transaction Gain (Loss). The Company held two notes receivable denominated in Swedish kronor until they were sold in August 2007. Exchange rate changes between the United States dollar and the Swedish kronor resulted in a net gain of $63,000 (including a gain of $52,000 from foreign currency forward contracts) in 2007 and $296,000 (net of a loss of $1.1 million from foreign currency forward contracts) in 2006.

The functional currency of the Company's United Kingdom operations is the British pound. In 2007, the Company recorded foreign currency transaction losses of approximately $87,000 on the intercompany balances, which are denominated in U.S. dollars, between the U.S. and United Kingdom operations.

Gain on Sale of Foreign Notes. The Company received gross proceeds in the amount of $16.8 million on the sale of notes receivable that it had received in 2004 as part of the proceeds from its sale of Svensk Pantbelåning, its former Swedish pawn lending subsidiary. In September 2004, the Company sold Svensk Pantbelåning to Rutland Partners LLP, for cash and two subordinated notes receivable. One of the notes receivable was convertible into approximately 27.7% of the parent company of Svensk Pantbelåning on a fully-diluted basis. In August 2007, Rutland Partners LLP sold Svensk Pantbelåning to a third-party who also purchased the notes receivable from the Company. The Company received total proceeds of $16.8 million, $12.4 million for the repayment of the face value of the principal, including $0.3 million of accrued interest owed on notes receivable and $4.4 million for the value of its conversion rights under the convertible note. The Company recognized a pre-tax gain of approximately $6.3 million from the sale of the notes and related rights. Proceeds from the sale were used for general corporate purposes, including the repayment of debt and the repurchase of shares in the open market pursuant to an existing share repurchase authorization.

Income Taxes. The Company's effective tax rate for 2007 was 36.4% as compared to 36.6% for 2006. The Company recognized a $1.1 million one-time deferred Texas margin tax credit, net of the federal income tax effect of the credit, during the second quarter of 2007. This credit resulted from a change in Texas law enacted during the second quarter. Excluding the effect of the one-time Texas deferred tax benefit, the effective tax rate for 2007 would have been 37.3%. Excluding the effect of the one-time deferred tax benefit, the increase over 2006 is primarily attributable to an increase in state and local income taxes, including the Texas margin tax that was enacted in 2006 and is imposed on the Company's earnings beginning in 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

	2008	2007	2006
Operating activities cash flows	**$ 253,580**	$ 273,073	$ 161,812
Investing activities cash flows:			
Pawn loans	**(9,887)**	(21,761)	(26,359)
Cash advances	**(133,025)**	(161,904)	(77,349)
Acquisitions	**(182,356)**	(82,557)	(64,927)
Property and equipment additions	**(57,082)**	(70,097)	(46,355)
Proceeds from sale of foreign notes	**—**	16,589	—
Proceeds from insurance claims	**1,214**	1,416	1,934
Proceeds from termination of contract and disposition of assets	**—**	—	2,198
Financing activities cash flows	**136,494**	42,218	55,917
Working capital	**$ 313,834**	$ 302,275	$ 259,813
Current ratio	**3.1** x	3.8 x	3.2 x
Merchandise turnover	**2.9** x	2.7 x	2.7 x

Cash flows from operating activities. Net cash provided by operating activities was $253.6 million for 2008, a decrease of 7.2% compared to the prior year. Net cash generated by the Company's pawn lending operations, cash advance operations and check cashing operations were $74.4 million, $178.4 million and $0.8 million, respectively.

Historically, the Company's revenue from loans is highest in the fourth fiscal quarter (October through December) mainly due to higher average loan balances. Proceeds from the disposition of merchandise are generally highest in the Company's fourth and first fiscal quarters (October through March) primarily due to the holiday season and the impact of tax refunds. The net effect of these factors is that income typically is highest in the fourth and first fiscal quarters and likewise the Company's cash flow is generally greatest in these two fiscal quarters. During 2008, revenue from cash advance loans did not grow in the fourth quarter due to changes in markets served by the Company, which caused this trend to be different in 2008. The Company expects this trend to produce lower cash advance revenue in the first quarter of 2009. The business is expected to return to its typical cycle beginning in the fourth quarter of 2009.

Cash flows from investing activities. The Company's pawn lending investing activities used cash of $9.9 million and cash advance investing activities used cash of $132.9 million during the current period. The Company also invested $55.5 million in property and equipment, including $15.1 million toward the development of a new point-of-sale system and $40.4 million for the development and enhancements to communications and information systems, establishment of new locations and the remodeling of certain locations. In addition, $1.2 million of proceeds from various casualty insurance claims were received during the year.

During the year ended December 31, 2008, the Company completed and made payments on multiple acquisition transactions. The total amount of acquisition related payments was $226.8 million, comprised of cash payments of $184.2 million, $7.9 million in common shares of the Company's stock and a deferred payment of $34.7 million. Acquisitions of pawn lending businesses, primarily the acquisition of Prenda Fácil, used cash of $87.4 million. The Company issued 391,236 shares of its common stock as partial payment for the Prenda Fácil acquisition with a fair value of $7.9 million as of the closing date. Additionally, the Company made two supplemental payments totaling $132.6 million in connection with the acquisition of substantially all of the assets of The Check Giant, LLC ("TCG"). On October 31, 2008, the Company and TCG amended the underlying purchase agreement, to provide that $34.7 million of the aggregate November 2008 payment due to TCG was deferred until March 31, 2009, with a deferral fee of $2.2 million, of which $0.9 million had been paid as of December 31, 2008. Going forward, in addition to the deferred portion of the November 2008 payment, the Company will have one additional payment as of March 31, 2009, when the Company will calculate a final true up payment to be paid to TCG to reflect amounts collected between October 1, 2008 and March 31, 2009 on loans that had been fully reserved in its allowance for loan losses on or before September 30, 2008, less the costs of collecting on such loans. As of December 31, 2008, the Company has accrued to accounts payable approximately $9.6 million for this payment.

On July 23, 2008, the Company, through a wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "PI"), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"), a group of companies in the business of, among other things, providing loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues. The Company paid approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan that the Company had made to PBSI, and transaction costs of approximately $0.3 million. The Company also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing. The amount of each supplemental payment is to be based on a multiple of 3.5 times the consolidated earnings attributable to PI's business for a specified period (generally 12 months) preceding each scheduled supplemental payment, reduced by amounts previously paid. Substantially all of these supplemental payments will be accounted for as goodwill. The first supplemental payment is due in April 2009, and, under the terms of the purchase agreement, shall be not less than $2.7 million; which has been accrued to accounts payable as of December 31, 2008.

On December 16, 2008, the Company acquired 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada ("Creazione"), which, as of December 31, 2008, operates a chain of 112 pawnshops in Mexico under the name "Prenda Fácil." The Company paid an aggregate initial consideration of $90.5 million, net of cash acquired, of which $82.6 million was paid in cash, including acquisition costs of approximately $3.4 million. The remainder of the initial consideration was paid in the form of 391,236 shares of the Company's common stock with a fair value of $7.9 million as of the closing date. The Company also agreed to pay a supplemental earn-out payment in an amount based on a five times multiple of the consolidated earnings of Creazione's business as specifically defined in the Stock Purchase Agreement (generally Creazione's earnings before interest, income taxes, depreciation and amortization expenses) for the twelve month period ending June 30, 2011, reduced by amounts previously paid. If the calculation of the supplemental payment produces an amount that is zero or less, there would be no supplemental payment. This supplemental payment is expected to be paid in cash on or before August 15, 2011. The Company is operating the Prenda Fácil pawnshops through its Retail Services Division, and is including the activities of Prenda Fácil in the results of its pawn lending segment.

Management anticipates that capital expenditures for 2009 will be approximately $20.0 to $30.0 million, primarily for the remodeling of selected operating units, for the continuing development and enhancements to communications and information systems, including the multi-year project to upgrade the Company's proprietary point-of-sale and information system, and for the establishment of approximately 50 to 60 new pawnshops, primarily in its foreign operations. The Company will pay $34.7 million for the deferred portion of the November 2008 supplemental payment related to CashNetUSA in early 2009. The additional capital required to make the final true-up acquisition payment related to the CashNetUSA acquisition currently estimated at $9.6 million, the $2.7 million supplemental payment on PI, and capital to pursue other acquisition opportunities is not included in the estimate of capital expenditures.

Cash flows from financing activities. During 2008, the Company borrowed $109.9 million under its bank lines of credit. In addition, the Company borrowed an additional $48.0 million through the issuance of two senior unsecured notes in the amounts of $38.0 million, and $10.0 million, as discussed below. The Company paid approximately $1.0 million in debt issuance costs associated with the new senior unsecured notes. The Company reduced the balance owed on its senior unsecured notes through scheduled principal payments during the year of $8.5 million. Additional uses of cash included $4.1 million for dividends paid. On October 24, 2007, the Board of Directors established an authorization (the "2007 authorization") for the repurchase of 1,500,000 shares of the Company's common stock. Management expects to purchase shares of the Company from time to time in the open market, and funding will come from operating cash flow. During the year ended December 31, 2008, 195,000 shares were purchased for an aggregate amount of $6.4 million under the 2007 authorization. In addition, 23,901 shares were acquired as partial payments of taxes for shares issued under stock-based compensation plans for an aggregate amount of $0.8 million. During 2008, stock options for 56,805 shares were exercised which generated $0.7 million of additional equity. In connection with the purchase of Prenda Fácil, the Company issued 391,236 shares of its common stock, which reduced the cash portion of the purchase price.

On February 29, 2008, the Company exercised the $50.0 million accordion feature contained in its existing line of credit. As a result, the committed amount under the line of credit increased from $250.0 million to $300.0 million. This line of credit extends through March 2012 with no interim mandatory reductions in availability or scheduled payments. On May 7, 2008, the Company established a line of credit facility up to £7.5 million with a foreign commercial bank. The balance outstanding at December 31, 2008 was £5.0 million (approximately $7.3 million). This line of credit provides working capital to the Company's online lending operations to customers residing in the United Kingdom. On June 30, 2008, the Company established a letter of credit facility with a group of banks to permit the issuance of up to $12.8 million in letters of credit.

On December 11, 2008, the Company issued $38.0 million of senior unsecured long-term notes, due in November 2012, pursuant to a Credit Agreement dated November 21, 2008. Interest is charged, at the Company's option, at either LIBOR plus a margin of 3.50% or at the agent's base rate plus a margin of 3.50%. The notes are payable through scheduled quarterly payments of $3.0 million beginning on March 31, 2010, with any outstanding principal due at maturity on November 21, 2012. The notes may be prepaid without penalty at any time after November 20, 2009. Net proceeds received from the issuance of the notes were used for the Prenda Fácil acquisition. The weighted average interest rate (including margin) on the $38.0 million term notes at December 31, 2008 was 4.75%.

On December 11, 2008, the Company issued $10.0 million of senior unsecured long-term notes, due in November 2012 pursuant to a Credit Agreement dated December 5, 2008. Interest is charged, at the Company's option, at either LIBOR plus a margin of 10.0% or at the agent's base rate plus a margin of 10.0%. The notes are payable in full at maturity on November 21, 2012, and may be prepaid without penalty at any time. Net proceeds received from the issuance of the notes were used for the Prenda Fácil acquisition. The weighted average interest rate (including margin) on the $10.0 million term notes at December 31, 2008 was 11.25%.

The credit agreements and the Company's senior unsecured notes require that the Company maintain certain financial ratios. The Company is in compliance with all covenants and other requirements set forth in its debt agreements. A significant decline in demand for the Company's products and services may cause the Company to reduce its planned level of capital expenditures and lower its working capital needs in order to maintain compliance with the financial ratios in those agreements. A violation of the credit agreement or the Company's senior unsecured note agreements could result in an acceleration of the Company's debt and increase the Company's borrowing costs and could adversely affect the Company's ability to renew its existing credit facility or obtain new credit on favorable terms in the future. The Company does not anticipate a significant decline in demand for its services and has historically been successful in maintaining compliance with and renewing its debt agreements.

The following table summarizes the Company's contractual obligations at December 31, 2008, and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands):

	2009	2010	2011	2012	2013	Thereafter	**Total**
Bank line of credit	$ —	$ —	$ —	$ 274,344	$ —	$ —	**$ 274,344**
Other long-term debt	15,810	25,493	24,433	49,620	9,273	39,181	**163,810**
Interest on other long-term debt [1]	6,744	6,132	5,316	4,411	2,976	7,639	**33,218**
Non-cancelable leases	38,938	28,138	21,673	15,625	10,837	19,835	**135,046**
Total	$ 61,492	$ 59,763	$ 51,422	$ 344,000	$ 23,086	$ 66,655	**$ 606,418**

[1] Excludes interest obligations on all of the Company's variable-rate debt. See Note 8 of Notes to Consolidated Financial Statements.

The Company's short term liquidity requirements are provided under its $300.0 million line of credit, which is a multi-year committed facility by a group of ten commercial banks. The Company has not been directly affected by the current disruption in the capital markets as it relates to its liquidity for working capital expansion; however, management will continue to evaluate sources for additional liquidity due to the instability of the current environment. To ensure that it is in a position to meet the needs of its business, management will evaluate and possibly pursue alternatives such as the sale of assets, reductions in capital spending and changes to its current assets and/or the issuance of debt or equity securities, all of which could be expected to generate additional liquidity.

Management believes that the borrowings available ($28.2 million at December 31, 2008) under the credit facilities, cash generated from operations and current working capital of $313.8 million should be sufficient to meet the Company's anticipated capital requirements for its businesses. The characteristics of the current assets, specifically the ability to rapidly liquidate gold jewelry and adjust outflows of cash in its lending practices, gives the Company flexibility to quickly modify its business strategy to increase cash flow from its business, if necessary.

Off-Balance Sheet Arrangements with Third-Party Lenders

The Company arranges for consumers to obtain cash advance products from multiple independent third-party lenders through the CSO program. As of December 31, 2008, the CSO program was available to consumers in 249 of the Company's lending locations in Texas and online borrowers located in the states of Maryland and Texas. When a consumer executes a credit services agreement with the Company, the Company agrees, for a fee payable to the Company by the consumer, to provide a variety of credit services to the consumer, one of which is to guarantee the consumer's obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. The Company discontinued the CSO program in Michigan in February 2007, and in Florida in July 2008, and has since offered only cash advances underwritten by the Company to customers in those states. In January of 2008, the Company began offering a CSO program in the state of Maryland through its online platform.

For cash advance products originated by third-party lenders under the CSO program, each lender is responsible for evaluating each of its customers' applications, determining whether to approve a cash advance based on an application and determining the amount of the cash advance. The Company is not involved in the lenders' cash advance approval processes or in determining the lenders' approval procedures or criteria. At December 31, 2008, the outstanding amount of active cash advances originated by third-party lenders was $35.2 million.

Since the Company may not be successful in collecting all amounts funded under the terms of its guaranty, the Company's cash advance loss provision includes amounts estimated to be adequate to absorb credit losses from cash advances in the aggregate cash advance portfolio, including those expected to be assigned to the Company or acquired by the Company as a result of its guaranty obligations. Accrued losses of $2.1 million on portfolios owned by the third-party lenders are included in "Accounts payable and accrued expenses" in the consolidated balance sheets. The Company believes that this amount is adequate to absorb credit losses from cash advances expected to be assigned to the Company or acquired by the Company as a result of its guaranty obligations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE RESULTS

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules. The Company intends that all forward-looking statements be subject to the safe harbors created by these laws and rules. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties including, without limitation, the risks and uncertainties identified in this report under the heading "Risk Factors," as well as changes in consumer credit, tax and other laws and government rules and regulations applicable to the Company's business, changes in demand for the Company's services, the actions of third parties who offer products and services at the Company's locations, fluctuations in the price of gold, changes in competition, the ability of the Company to open new operating units in accordance with its plans, economic conditions, real estate market fluctuations, interest rate fluctuations, changes in the capital markets, changes in foreign currency exchange rates, the effect of such changes on the Company's business or the markets in which it operates, or the ability to successfully integrate newly acquired businesses into the Company's operations. When used in this Annual Report on Form 10-K, the words "believes," "estimates," "plans," "expects," "anticipates," and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors. These risks and uncertainties are beyond the ability of the Company to control, and, in many cases, the Company cannot predict all of the risks and uncertainties that could cause its actual results to differ materially from those expressed in the forward-looking statements. Such statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign currency exchange rates and gold prices. The Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes.

Interest Rate Risk. Management's objective is to minimize the cost of borrowing through an appropriate mix of fixed and floating rate debt. Derivative financial instruments, such as interest rate cap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from ongoing business operations. As of December 31, 2008, the Company had outstanding two interest rate cap agreements with a combined notional amount of $25.0 million. In December 2008, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million of the Company's outstanding floating rate line of credit for a term of 36 months at a fixed LIBOR rate of 3.25%. In December 2007, the Company entered into an interest rate cap agreement with a notional amount of $10.0 million of the Company's outstanding floating rate line of credit for a term of 24 months at a fixed LIBOR rate of 4.75%. These interest rate cap agreements were perfectly effective at December 31, 2008. The Company had variable rate borrowings outstanding of $329.7 million and $171.8 million at December 31, 2008 and 2007, respectively. If prevailing interest rates were to increase 100 basis points over the rates at December 31, 2008, and the variable rate borrowings outstanding remained constant, the Company's interest expense would increase by $3.0 million, and net income after taxes would decrease by $2.0 million in 2008.

Gold Price Risk. The Company periodically uses forward sale contracts with a major gold bullion bank to sell a portion of the expected amount of refined gold produced in the normal course of business from its liquidation of forfeited gold merchandise. A significant decrease in the price of gold would result in a reduction of proceeds from the disposition of refined gold to the extent that amounts sold were in excess of the amount of contracted forward sales. In addition, a significant and sustained decline in the price of gold would negatively impact the value of some of the goods pledged as collateral by customers and identified for liquidation as refined gold. In this instance, management believes some customers would be willing to add additional items of value to their pledge in order to obtain the desired loan amount. However, those customers unable or unwilling to provide additional collateral would receive lower loan amounts, possibly resulting in a lower balance of pawn loans outstanding for the Company.

Foreign Currency Exchange Risk. The Company is subject to the risk of an unexpected change in British pound and Mexican peso exchange rates as a result of its business activities in the United Kingdom and Mexico. As a result of fluctuations in these currencies, the Company recorded foreign currency transaction losses of $177,000 and $24,000 in 2008 and 2007, all of which were related to transactions involving the British pound. A hypothetical 10% decline in the exchange rate of the British pound at December 31, 2008 and December 31, 2007 would have decreased net income by $626,000 and $171,000, respectively, in 2008 and 2007.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cash America International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Cash America International, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Report of Management on Internal Control Over Financial Reporting, management has excluded Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., ("Creazione") from its assessment of internal control over financial reporting as of December 31, 2008 because 80% of its outstanding stock was acquired by the Company in a purchase business combination in December 2008. We have also excluded Creazione from our audit of internal control over financial reporting. Creazione's total assets and total revenue were less than 7.9% and 0.2%, respectively of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 27, 2009

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of the Company's internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making its assessment of the effectiveness of the Company's internal control over financial reporting, management of the Company has utilized the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment, we concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria. Management has excluded Creazione Estilo, S.A. de C.V., SOFOM, E.N.R. ("Creazione"), operating under the trade name of Prenda Fácil, from its assessment of internal control over financial reporting as of December 31, 2008 because 80% of its outstanding stock was acquired by the Company in a purchase business combination in December 2008. Creazione's total assets and total revenue were less than 7.9% and 0.2%, respectively of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Form 10-K.

/s/ DANIEL R. FEEHAN
Daniel R. Feehan
President and Chief Executive Officer

February 27, 2009

/s/ THOMAS A. BESSANT, JR.
Thomas A. Bessant, Jr.
Executive Vice President and
Chief Financial Officer

February 27, 2009

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 30,005	$ 22,725
Pawn loans	168,747	137,319
Cash advances, net	83,850	88,148
Merchandise held for disposition, net	109,493	98,134
Finance and service charges receivable	33,063	26,963
Income taxes receivable	2,606	—
Other receivables and prepaid expenses	15,480	16,292
Deferred tax assets	22,037	20,204
Total current assets	465,281	409,785
Property and equipment, net	185,887	161,676
Goodwill	494,192	306,221
Intangible assets, net	35,428	23,484
Other assets	5,722	3,478
Total assets	$ 1,186,510	$ 904,644
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 126,823	$ 87,399
Customer deposits	8,814	7,856
Income taxes currently payable	—	3,755
Current portion of long-term debt	15,810	8,500
Total current liabilities	151,447	107,510
Deferred tax liabilities	27,575	18,584
Other liabilities	5,409	1,671
Long-term debt	422,344	280,277
Total liabilities	606,775	408,042
Commitments and contingencies (Note 10)		
Minority interest	4,694	—
Stockholders' equity:		
Common stock, $.10 par value per share, 80,000,000 shares authorized, 30,235,164 shares issued	3,024	3,024
Additional paid-in capital	160,007	163,581
Retained earnings	440,252	363,180
Accumulated other comprehensive (loss) income	(3,964)	16
Treasury shares, at cost (818,772 shares and 1,136,203 shares at December 31, 2008 and 2007, respectively)	(24,278)	(33,199)
Total stockholders' equity	575,041	496,602
Total liabilities and stockholders' equity	$ 1,186,510	$ 904,644

See notes to consolidated financial statements.

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Revenue			
Finance and service charges	**$ 184,995**	$ 160,960	$ 149,472
Proceeds from disposition of merchandise	**465,655**	396,821	334,036
Cash advance fees	**364,603**	355,196	195,105
Check cashing fees, royalties and other	**15,541**	16,417	15,901
Total Revenue	**1,030,794**	929,394	694,514
Cost of Revenue			
Disposed merchandise	**295,360**	246,792	204,929
Net Revenue	**735,434**	682,602	489,585
Expenses			
Operations	**328,359**	306,456	248,823
Cash advance loss provision	**140,723**	155,238	59,563
Administration	**77,995**	55,274	49,868
Depreciation and amortization	**39,651**	32,125	27,312
Total Expenses	**586,728**	549,093	385,566
Income from Operations	**148,706**	133,509	104,019
Interest expense	**(15,993)**	(16,021)	(11,945)
Interest income	**267**	1,041	1,631
Foreign currency transaction (loss) gain	**(177)**	(24)	296
Gain from termination of contract	**—**	—	2,167
Gain on sale of foreign notes	**—**	6,260	—
Income before Income Taxes	**132,803**	124,765	96,168
Provision for income taxes	**51,617**	45,419	35,228
Less: Minority Interests	**(46)**	—	—
Net Income	**$ 81,140**	$ 79,346	$ 60,940
Earnings Per Share:			
Basic	**$ 2.77**	$ 2.68	$ 2.05
Diluted	**$ 2.70**	$ 2.61	$ 2.00
Weighted average common shares outstanding:			
Basic	**29,327**	29,643	29,676
Diluted	**30,092**	30,349	30,532
Dividends declared per common share	**$ 0.14**	$ 0.14	$ 0.10

See notes to consolidated financial statements.

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Year Ended December 31,					
	2008		2007		2006	
	Shares	**Amount**	Shares	Amount	Shares	Amount
Common stock						
Balance at end of year	**30,235,164**	**$ 3,024**	30,235,164	$ 3,024	30,235,164	$ 3,024
Additional paid-in capital						
Balance at beginning of year		**163,581**		161,683		156,557
Reissuance of treasury shares		**(3,840)**				
Shares issued under stock-based plans		**(3,710)**		(2,015)		(2,765)
Stock-based compensation expense		**3,314**		3,060		2,623
Excess tax benefit from stock-based compensation		**662**		853		5,268
Balance at end of year		**160,007**		163,581		161,683
Retained earnings						
Balance at beginning of year		**363,180**		287,962		229,975
Net income		**81,140**		79,346		60,940
Dividends declared		**(4,068)**		(4,128)		(2,953)
Balance at end of year		**440,252**		363,180		287,962
Accumulated other comprehensive income (loss)						
Balance at beginning of year		**16**		20		(5)
Unrealized derivatives (loss) gain		**(68)**		(20)		25
Foreign currency translation (loss) gain		**(3,912)**		16		—
Balance at end of year		**(3,964)**		16		20
Notes receivable secured by common stock						
Balance at beginning of year		—		(18)		(2,488)
Payments on notes receivable		—		18		2,470
Balance at end of year		—		—		(18)
Treasury shares at cost						
Balance at beginning of year	**(1,136,203)**	**(33,199)**	(565,840)	(11,943)	(999,347)	(12,347)
Purchases of treasury shares	**(221,156)**	**(7,206)**	(675,293)	(24,032)	(258,063)	(9,602)
Reissuance of treasury shares	**391,236**	**11,730**	—	—	—	—
Shares issued under stock-based plans	**147,351**	**4,397**	104,930	2,776	691,570	10,006
Balance at end of year	**(818,772)**	**(24,278)**	(1,136,203)	(33,199)	(565,840)	(11,943)
Total Stockholders' Equity		**$ 575,041**		$ 496,602		$ 440,728

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Net income	**$ 81,140**	$ 79,346	$ 60,940
Other comprehensive loss –			
Unrealized derivative (loss) gain, net of tax expense (benefit) of $(37), $(11) and $14	**(68)**	(20)	25
Foreign currency translation (loss) gain, net of tax expense of $(107) and $9	**(3,912)**	16	—
Total Comprehensive Income	**$ 77,160**	$ 79,342	$ 60,965

See notes to consolidated financial statements.

CASH AMERICA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ **81,140**	$ 79,346	$ 60,940
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**39,651**	32,125	27,312
Cash advance loss provision	**140,723**	155,238	59,563
Stock-based compensation expense	**3,314**	3,060	2,623
Minority interests	**46**	—	—
Foreign currency transaction (gain) loss	**177**	24	(296)
Gain on termination of contract	—	—	(2,167)
Gain on sale of foreign notes	—	(6,260)	—
Changes in operating assets and liabilities –			
Merchandise held for disposition	**(15,127)**	1,765	7,128
Finance and service charges receivable	**(6,051)**	(2,305)	(4,579)
Other receivables and prepaid expenses	**2,709**	(2,216)	(4,981)
Accounts payable and accrued expenses	**2,052**	8,968	17,969
Customer deposits, net	**955**	328	696
Current income taxes, net	**(5,699)**	1,917	6,510
Excess income tax benefit from stock-based compensation	**(662)**	(853)	(5,268)
Deferred income taxes, net	**10,352**	1,936	(3,638)
Net cash provided by operating activities	**253,580**	273,073	161,812
Cash Flows from Investing Activities:			
Pawn loans made	**(495,637)**	(435,046)	(395,104)
Pawn loans repaid	**247,332**	218,920	210,177
Principal recovered on forfeited loans through dispositions	**238,418**	194,365	158,568
Cash advances made, assigned or purchased	**(1,133,371)**	(1,162,952)	(759,822)
Cash advances repaid	**1,000,346**	1,001,048	682,473
Acquisitions, net of cash acquired	**(182,356)**	(82,557)	(64,927)
Purchases of property and equipment	**(57,082)**	(70,097)	(46,355)
Proceeds from sale of foreign notes	—	16,589	—
Proceeds from insurance claims	**1,214**	1,416	1,934
Proceeds from disposition of assets and termination of contract	—	—	2,198
Net cash used in investing activities	**(381,136)**	(318,314)	(210,858)
Cash Flows from Financing Activities:			
Net borrowings under bank lines of credit	**109,876**	90,100	10,540
Issuance of long-term notes	**48,000**	—	60,000
Debt issuance costs paid	**(2,958)**	(282)	(261)
Payments on notes payable and other obligations	**(8,499)**	(21,072)	(16,786)
Payments on notes receivable secured by common stock	—	18	2,470
Proceeds from exercise of stock options	**687**	761	7,241
Excess income tax benefit from stock-based compensation	**662**	853	5,268
Treasury shares purchased	**(7,206)**	(24,032)	(9,602)
Dividends paid	**(4,068)**	(4,128)	(2,953)
Net cash provided by financing activities	**136,494**	42,218	55,917
Effect of exchange rates on cash	**(1,658)**	25	—
Net increase (decrease) in cash and cash equivalents	**7,280**	(2,998)	6,871
Cash and cash equivalents at beginning of year	**22,725**	25,723	18,852
Cash and cash equivalents at end of year	$ **30,005**	$ 22,725	$ 25,723

See notes to consolidated financial statements.

1. Nature of the Company

Cash America International, Inc. (the "Company") is a provider of specialty financial services to individuals. The Company offers secured non-recourse loans, commonly referred to as pawn loans, to individuals through its pawn lending operations. The pawn loan portfolio generates finance and service charges revenue. A related activity of the pawn lending operations is the disposition of merchandise, primarily collateral from unredeemed pawn loans. The Company also offers unsecured cash advances in selected lending locations and over the internet and on behalf of independent third-party lenders in other locations and over the internet. In addition, the Company provides check cashing and related financial services through many of its lending locations and through its franchised and company-owned check cashing centers. The Company offers short-term cash advances exclusively over the internet under the name "CashNetUSA" in the United States and, beginning in July 2007, under the name "QuickQuid" in the United Kingdom. Additionally, since the July 2008 acquisition of substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc., the Company provides loan processing services for, and participates in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues.

As of December 31, 2008, the Company had 994 total locations and an internet-based distribution platform offering products and services to its customers. The pawn lending operations consisted of 613 pawnshops, including 486 owned units and 15 unconsolidated franchised units in 22 states within the United States, as well as 112 locations in central and southern Mexico. The cash advance operations consisted of 248 locations in six states, and CashNetUSA, which serves multiple markets through its internet distribution channel and had cash advances outstanding in 33 states and the United Kingdom. The check cashing operations consisted of 133 total locations, including 128 franchised and five company-owned check cashing centers in 16 states.

2. Summary of Significant Accounting Policies

Basis of Presentation • The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company has a contractual relationship with a third party entity, Huminal, S.A. de C.V., a Mexican sociedad anónima de capital variable ("Huminal"), to compensate and maintain the labor force of its Mexico pawn operations, Prenda Fácil. The Company has no ownership interest in Huminal; however, Prenda Fácil qualifies as the primary beneficiary of Huminal in accordance with FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"). Therefore, in accordance with FIN 46(R), the results and balances of Huminal are included in the consolidated financial statements of the Company and 100% of their results and balances are eliminated through minority interest.

Use of Estimates • The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, merchandise held for disposition, allowance for losses on cash advances, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translations • Notes receivable and related interest receivable resulting from the sale of the Company's foreign pawn lending operations are denominated in Swedish kronor. The balances are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Interest income on the notes was translated at the monthly average exchange rates. In August 2007, the Company completed the sale of these notes. See Note 22. All realized and unrealized transaction gains and losses are included in determining net income for the reporting period.

The functional currency for the Company's subsidiaries, CashEuroNet UK, LLC and Prenda Fácil, are the British pound and the Mexican peso, respectively. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting adjustments are accumulated in other comprehensive income (loss) as a separate component of stockholders' equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each year.

Cash and Cash Equivalents • The Company considers cash on hand in operating locations, deposits in banks and short-term marketable securities with original maturities of 90 days or less as cash and cash equivalents.

Revenue Recognition

Pawn Lending • Pawn loans are made on the pledge of tangible personal property. The Company accrues finance and service charges revenue only on those pawn loans that the Company deems collectible based on historical loan redemption statistics. Pawn loans written during each calendar month are aggregated and tracked for performance. The gathering of this empirical data allows the Company to analyze the characteristics of its outstanding pawn loan portfolio and estimate the probability of collection of finance and service charges. For loans not repaid, the carrying value of the forfeited collateral ("merchandise held for disposition") is stated at the lower of cost (cash amount loaned) or market. Revenue is recognized at the time that merchandise is sold. Interim customer payments for layaway sales are recorded as customer deposits and subsequently recognized as revenue during the period in which the final payment is received.

Cash Advances • Cash advances provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by that customer's personal check or authorization to debit that customer's account via an Automated Clearing House ("ACH") transaction for the aggregate amount of the payment due. The customer may repay the cash advance either in cash, or, as applicable, by allowing the check to be presented for collection, or by allowing the customer's checking account to be debited through an ACH for the amount due. The Company accrues fees and interest on cash advances on a constant yield basis ratably over the period of the cash advance, pursuant to its terms. Although cash advance transactions may take the form of loans, deferred check deposit transactions or the marketing and processing of, and the participation in receivables generated by, a third-party lender's line of credit product, the transactions are referred to throughout this discussion as "cash advances" for convenience.

Cash advance fees include revenue from the cash advance portfolio owned by the Company and fees paid to the Company for arranging, marketing or processing cash advance products from independent third-party lenders for customers. Cash advance fees associated with the Company's card services activities include revenue from the Company's participation interest in the receivables generated by the third-party lender, as well as marketing, processing and other miscellaneous fee income.

The Company provides a cash advance product in some markets under a credit services organization program, in which the Company assists in arranging loans for customers from independent third-party lenders. The Company also guarantees the customer's payment obligations in the event of default if the customer is approved for and accepts the loan. The borrower pays fees to the Company under the credit services organization program ("CSO fees") for performing services on the borrower's behalf, including credit services, and for agreeing to guaranty the borrower's payment obligations to the lender. As a result of providing the guaranty, the CSO fees are deferred and amortized over the term of the loan and recorded as cash advance fees in the accompanying consolidated statements of income. The contingent loss on the guaranteed loans is accrued and recorded as a liability. See Note 4.

In connection with the Company's card services business, the Company provides marketing and loan processing services for a third-party bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues ("Processing Program"). The Company also acquires a participation interest in the receivables generated by the bank in connection with the Processing Program. The Company classifies revenue from its participation interest in the receivables generated by the third-party lending bank, as well as marketing, processing and other miscellaneous fee income generated from its card services business as cash advance fees.

Check Cashing Fees, Royalties and Other • The Company records check cashing fees derived from both check cashing locations it owns and many of its lending locations in the period in which the check cashing service is provided. It records royalties derived from franchise locations on an accrual basis. Revenues derived from other financial services such as money order commissions, prepaid debit card fees, etc. are recognized when earned.

Allowance for Losses on Cash Advances • In order to manage the portfolio of cash advances effectively, the Company utilizes a variety of underwriting criteria, monitors the performance of the portfolio, and maintains either an allowance or accrual for losses.

The Company maintains either an allowance or accrual for losses on cash advances (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the outstanding combined Company and third-party lender portfolio (the portion owned by independent third-party lenders). The allowance for losses on Company-owned cash advances offsets the outstanding cash advance amounts in the consolidated balance sheets. Active third-party lender-originated cash advances are not included in the consolidated balance sheets. An accrual for contingent losses on third-party lender-owned cash advances that are guaranteed by the Company is maintained and included in "Accounts payable and accrued expenses" in the consolidated balance sheets.

The Company aggregates and tracks cash advances written during each calendar month to develop a performance history. The Company stratifies the outstanding combined portfolio by age, delinquency, and stage of collection when assessing the adequacy of the allowance for losses. It uses historical collection performance adjusted for recent portfolio performance trends to develop the expected loss rates used to establish either the allowance or accrual. Increases in either the allowance or accrual are created by recording a cash advance loss provision in the consolidated statements of income. The Company charges off all cash advances once they have been in default for 60 days or sooner if deemed uncollectible. Recoveries on losses previously charged to the allowance are credited to the allowance when collected.

The Company's online distribution channel periodically sells selected cash advances that have been previously charged off. Proceeds from these sales are recorded as recoveries on losses previously charged to the allowance for losses.

The allowance deducted from the carrying value of cash advances was $21.5 million and $25.7 million at December 31, 2008 and 2007, respectively. The accrual for losses on third-party lender-owned cash advances was $2.1 million and $1.8 million at December 31, 2008 and 2007, respectively. See Note 4.

Merchandise Held for Disposition and Cost of Disposed Merchandise • Merchandise held for disposition includes merchandise acquired from unredeemed loans, merchandise purchased directly from the public and merchandise purchased from vendors. Merchandise held for disposition is stated at the lower of cost (specific identification) or market. The cost of merchandise, computed on the specific identification basis, is removed from merchandise held for disposition and recorded as a cost of revenue at the time of sale. Cash received upon the sale of forfeited merchandise is classified as a recovery of principal on unredeemed loans under investing activities and any related profit or loss on disposed merchandise is included in operating activities in the period when the merchandise is sold. The Company provides an allowance for valuation and shrinkage based on management's evaluation of the characteristics of the merchandise. The allowance deducted from the carrying value of merchandise held for disposition amounted to $0.7 million and $2.0 million at December 31, 2008 and 2007, respectively.

During 2008, the Company modified its methodology for assessing the reasonableness of this allowance by taking a more comprehensive view of factors impacting the valuation of merchandise held for disposition. Beginning in 2008, a greater emphasis was placed on shrinkage rates as a measure of adequacy of the allowance, while maintaining the other measures of merchandise quality used in prior periods. Management believes that this approach more accurately reflects the near-term vulnerability of merchandise valuation impairment based on historical perspectives. As a result, the allowance was reduced from $2.0 million as of December 31, 2007 to $0.7 million as of December 31, 2008, representing 0.6% of the balance of merchandise held for disposition at December 31, 2008.

Property and Equipment • Property and equipment is recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Buildings and building improvements [1]	7 to 40 years
Leasehold improvements [2]	2 to 10 years
Furniture, fixtures and equipment	3 to 7 years
Computer software	3 to 5 years

[1] Structural components are depreciated over 30 to 40 years and the remaining building systems and features are depreciated over 7 to 20 years.
[2] Leasehold improvements are depreciated over the terms of the lease agreements with a maximum of 10 years.

Software Development Costs • The Company develops computer software for internal use. Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

Goodwill and Other Intangible Assets • SFAS No. 142, "*Goodwill and Other Intangible Assets,*" became effective January 1, 2002, and, as a result, the Company discontinued the amortization of goodwill as of that date. In lieu of amortization, the Company is required to perform an impairment review of goodwill at least annually. The Company completed its reviews during 2008, 2007 and 2006. Based on the results of these tests, management determined that there was no impairment as the respective fair values of each of the Company's reporting units exceeded their respective carrying amounts. See Note 6.

The Company amortizes intangible assets with an estimable life on the basis of their expected periods of benefit, generally three to ten years. The costs of start-up activities and organization costs are charged to expense as incurred.

Impairment of Long-Lived Assets • An evaluation of the recoverability of property and equipment and intangible assets is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset are less than the asset's corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset's carrying value over its estimated fair value.

Income Taxes • The provision for income taxes is based on income before income taxes as reported for financial statement purposes. Deferred income taxes are provided for in accordance with the assets and liability method of accounting for income taxes in order to recognize the tax effects of temporary differences between financial statement and income tax accounting. Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries because it is the Company's intent to reinvest these earnings in the business activities of the foreign subsidiaries for the foreseeable future.

Effective January 1, 2007, the Company began accounting for uncertainty in income taxes recognized in the consolidated financial statements in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured. It also provides guidance on derecognition, classification, accrual of interest and penalties, accounting in interim periods, disclosure and transition. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment be made to the opening balance of retained earnings. See Note 9.

It is the Company's policy to classify interest and penalties on income tax liabilities as interest expense and administrative expense, respectively. The Company did not change its policy on classification of such amounts upon adoption of FIN 48.

Hedging and Derivatives Activity • As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does periodically use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. In December 2007 and December 2008, the Company entered into interest rate cap agreements that have been determined to be perfectly effective cash flow hedges, pursuant to DIG Issue No. G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge" ("Issue G20") at inception and on an ongoing basis. The fair value of these interest rate cap agreements is recognized in the accompanying consolidated balance sheets and changes in fair value are recognized in accumulated other comprehensive income/loss. The Company also entered into foreign currency forward contracts in 2007 to minimize the effect of market fluctuations. See Note 13. The Company may periodically enter into forward sale contracts with a major gold bullion bank to sell refined gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS 133.

Operations and Administration Expenses • Operations expenses include expenses incurred for personnel, occupancy and marketing that are directly related to the pawn lending, cash advance and check cashing operations. These costs are incurred within the lending locations and the Company's call centers for customer service and collections. In addition, similar costs related to non-home office management supervision, oversight of locations and similar costs incurred by the Retail Services Division for the oversight of the Company's physical lending locations are included in operations expenses. Administration expenses include expenses incurred for personnel and general office activities such as accounting and legal directly related to corporate administrative functions.

Marketing Expenses • Costs of advertising and direct customer procurement are expensed at the time of first occurrence and included in operating expenses. Advertising expense was $34.1 million, $35.0 million and $18.5 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Stock-Based Compensation • Beginning January 1, 2006, the Company has accounted for its stock-based employee compensation plans in accordance with Statement of Financial Accounting Standards No. 123(R), *"Share-Based Payment"* ("SFAS 123(R)"), using the modified prospective method. Under the modified prospective method, the Company is required to recognize compensation expense over the remaining vesting periods for the portion of stock-based awards for which the requisite service had not been rendered as of January 1, 2006.

Net Income Per Share • Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year. Units issued under the Company's restricted stock awards are included in diluted shares upon the granting of the awards even though the vesting of shares will occur over time.

The following table sets forth the reconciliation of numerators and denominators of basic and diluted earnings per share computations for the years ended December 31, 2008, 2007 and 2006 (in thousands, except per share amounts):

	2008	2007	2006
Numerator:			
Net income available to common shareholders	**$ 81,140**	$ 79,346	$ 60,940
Denominator:			
Total weighted average basic shares[(1)]	**29,327**	29,643	29,676
Effect of shares applicable to stock option plans	**334**	351	488
Effect of restricted stock unit compensation plans	**431**	355	368
Total weighted average diluted shares	**30,092**	30,349	30,532
Basic earnings per share:			
Net income	**$ 2.77**	$ 2.68	$ 2.05
Diluted earnings per share:			
Net income	**$ 2.70**	$ 2.61	$ 2.00

(1) Included in "Total weighted average basic shares" are vested restricted stock units of 206, 160, and 98, as well as shares in a non-qualified savings plan of 59, 57, and 59 for the years ended December 31, 2008, 2007 and 2006, respectively.

There were no anti-dilutive shares for the years ended December 31, 2008, 2007 and 2006.

Recent Accounting Pronouncements • In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"* ("SFAS 157"). SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, FASB issued FASB Staff Position ("FSP") FAS 157-2, *"Effective Date of FASB Statement No. 157"*, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. The FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted the provisions of SFAS 157 for its financial assets and financial liabilities on January 1, 2008. The adoption of SFAS 157 did not have a material effect on the Company's financial position or results of operations. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS 157 to its nonfinancial assets and nonfinancial liabilities. The Company will apply the provisions of SFAS 157 to these assets and liabilities beginning January 1, 2009, as required by FSP FAS 157-2. In October 2008, the FASB issued FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,"* which clarifies the application of SFAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. FSP FAS 157-3 became effective for the Company upon issuance, and had no material impact on the Company's financial position or results of operations.

In February 2007, FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("SFAS 159"). SFAS 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option") and requires an entity to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 was effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51"* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as an unconsolidated investment, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company will adopt SFAS 160 as of January 1, 2009 for disclosures relating to its 80% interest in a chain of pawnshops which operates under the name Prenda Fácil, which was acquired in December 2008. The Company does not expect SFAS 160 to have a material effect on the Company's financial position or results of operations.

In December 2007, FASB issued SFAS No. 141, *"Business Combinations – Revised"* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price; and, determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In the past, the Company has completed significant acquisitions. The application of SFAS 141(R) will cause management to evaluate future transaction returns under different conditions, particularly related to the near-term and long-term economic impact of expensing transaction costs.

In March 2008, FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*" ("SFAS 161"). SFAS 161 requires enhanced disclosures concerning (1) the manner in which an entity uses derivatives (and the reasons it uses them), (2) the manner in which derivatives and related hedged items are accounted for under SFAS 133 and interpretations thereof, and (3) the effects that derivatives and related hedged items have on an entity's financial position, financial performance, and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect SFAS 161 to have a material effect on the Company's financial position or results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, "*Determination of the Useful Life of Intangible Assets*," ("FSP FAS 142-3") which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "*Goodwill and Other Intangible Assets*." The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect this standard to have a material impact on the consolidated results of operations or financial condition.

Reclassifications • Certain amounts in the consolidated financial statements for 2007 and 2006 have been reclassified to conform to the presentation format adopted in 2008. These reclassifications have no effect on net income previously reported.

3. Acquisitions

Prenda Fácil

Pursuant to its business strategy of expanding its reach into new markets, the Company, through its wholly-owned subsidiary, Cash America of Mexico, Inc., on December 16, 2008, acquired 80% of the outstanding stock of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada ("Creazione"), which, as of December 31, 2008, operates a chain of 112 pawnshops in Mexico under the name "Prenda Fácil." The Company paid an aggregate initial consideration of $90.5 million, net of cash acquired, of which $82.6 million was paid in cash, including acquisition costs of approximately $3.4 million. The remainder of the initial consideration was paid in the form of 391,236 shares of the Company's common stock with a fair value of $7.9 million as of the closing date. In addition, the Company paid acquisition costs of approximately $3.4 million. The Company also agreed to pay a supplemental earn-out payment in an amount based on a five times multiple of the consolidated earnings of Creazione's business as specifically defined in the Stock Purchase Agreement (generally Creazione's earnings before interest, income taxes, depreciation and amortization expenses) for the twelve month period ending June 30, 2011, reduced by amounts previously paid. If the calculation of the supplemental payment produces an amount that is zero or less, there would be no supplemental payment. This supplemental payment is expected to be paid in cash on or before August 15, 2011. Management expects that this payment will be accounted for as goodwill. The activities of Creazione are included in the results of the Company's pawn lending segment.

The Company is in the process of finalizing its allocation of the purchase price to individual assets acquired and liabilities assumed as a result of the acquisition of Creazione. This may result in potential adjustments to the carrying value of Creazione's recorded assets and liabilities. The preliminary allocation of the purchase price included in the current period balance sheet is based on the best estimates of management and is subject to revision based on final determination of asset fair values and useful lives.

As of December 31, 2008, the purchase price of Creazione was allocated as follows (in thousands):

Pawn loans	$	14,670
Finance and service charges receivable		1,581
Property and equipment		1,872
Goodwill		63,665
Intangible assets		15,346
Other assets		1,185
Other (liabilities)		(7,825)
Total consideration paid for acquisition	$	90,494
Restricted stock paid for acquisition		(7,890)
Total cash paid for acquisition, net of cash acquired	$	82,604

Primary Innovations, LLC

On July 23, 2008, the Company, through a wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or "PI"), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc. (collectively, "PBSI"), a group of companies in the business of, among other things, providing loan processing services for, and participating in receivables associated with, a bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues. The Company paid approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan that the Company had made to PBSI, and transaction costs of approximately $0.3 million. The Company also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing. The amount of each supplemental payment is to be based on a multiple of 3.5 times the consolidated earnings attributable to PI's business for a specified period (generally 12 months) preceding each scheduled supplemental payment, reduced by amounts previously paid. All of these supplemental payments will be accounted for as goodwill. The first supplemental payment is due in April 2009, and, under the terms of the purchase agreement, shall be not less than $2.7 million, which has been accrued to accounts payable as of December 31, 2008. The activities of PI are included in the results of the Company's cash advance segment.

As of December 31, 2008, the purchase price of PI was allocated as follows (in thousands):

Cash advances	$	1,148
Property and equipment		195
Goodwill		6,084
Intangible assets		1,220
Total consideration paid for acquisition	$	8,647
Settlement of note receivable		(4,885)
Cash consideration payable		(2,700)
Total cash paid for acquisition	$	1,062

CashNetUSA

Pursuant to its business strategy of expanding its reach into new markets with new customers and new financial services, on September 15, 2006, the Company, through its wholly-owned subsidiary Cash America Net Holdings, LLC, purchased substantially all of the assets of The Check Giant LLC ("TCG"). TCG offered short-term cash advances exclusively over the internet under the name "CashNetUSA." The Company paid an initial purchase price of approximately $35.9 million in cash and transaction costs of approximately $2.9 million, and has continued to use the CashNetUSA trade name in connection with its online operations.

The Company also agreed to pay up to five supplemental earn-out payments during the two-year period after the closing. The amount of each supplemental payment was based on a multiple of earnings attributable to CashNetUSA's business as defined in the purchase agreement, for the twelve months preceding the date of determining each scheduled supplemental payment. Each supplemental payment was reduced by amounts previously paid. The supplemental payments were to be paid in cash within 45 days of the payment measurement date. The Company had the option to pay up to 25% of each supplemental payment in shares of its common stock based on an average share price as of the measurement date thereby reducing the amount of the cash payment; however, the Company did not issue any shares for any supplemental payments. All of these supplemental payments were accounted for as goodwill. On October 31, 2008, the Company and TCG amended the underlying purchase agreement to provide that the Company will pay 50%, or $34.7 million, of the November 2008 payment in cash and will defer payment of the remainder, or $34.7 million, until March 31, 2009, with a deferral fee of $2.2 million, of which $0.9 million had been paid as of December 31, 2008. Pursuant to the terms of the purchase agreement with TCG, payments determined at the March 31 and September 30, 2007 measurement dates were calculated at 5.5 times trailing twelve month earnings. The March 31, 2008 and the September 30, 2008 measurement dates were calculated at 5.0 times trailing twelve month earnings. Going forward, in addition to the deferred portion of the November 2008 payment, the Company will have one additional payment as of March 31, 2009, when the Company will calculate a final true up payment to be paid to TCG to reflect amounts collected between October 1, 2008 and March 31, 2009 on loans that had been fully reserved in its allowance for loan losses on or before September 30, 2008, less the costs of collecting on such loans. As of December 31, 2008, the Company has accrued to accounts payable approximately $9.6 million for this payment, as well as $34.7 million for the deferred portion of the November 2008 payment.

As of December 31, 2008, the original purchase price of CashNetUSA, including the accrued contingent payments as of December 31, 2006 and the earn-out payments through December 31, 2008, were allocated as follows (in thousands):

Cash advances	$	18,677
Property and equipment		1,562
Goodwill		46,871
Intangible assets		6,264
Other assets, net		9
Net assets acquired	$	73,383
Cash considerations payable		(33,761)
Acquisition costs payable		(844)
Total cash paid for acquisition at 12/31/06	$	38,778
2007 purchase price adjustments [a]		78,749
2008 purchase price adjustments [b]		97,965
Total cash paid for acquisition including earn-out payments	$	215,492
Deferred portion of November 2008 earn-out payment		34,746
Estimated "true-up" payment		9,618
Total consideration paid for acquisition including earn-out payments	$	259,856

[a] Purchase price adjustments include earn-out payments of $78.0 million and other purchase price adjustments of $0.7 million.
[b] Purchase price adjustments include earn-out payments.

Other

During the year ended December 31, 2008, the Company acquired one pawnshop for approximately $725,000.

During the year ended December 31, 2007, the Company acquired the assets of five pawnshops and made payment on a pawnshop over which it acquired management control in December 2006. The aggregate cash payments for these acquisitions were $3.8 million.

During the year ended December 31, 2006, the Company acquired certain assets of 19 pawnshop locations in purchase transactions for a total purchase price of $27.2 million. The excess of cost of acquired assets over the net amounts assigned to assets acquired and liabilities assumed was recognized as goodwill.

The goodwill recorded in the acquisition of Prenda Fácil is not deductible for Mexican tax purposes. All of the amounts of goodwill recorded in the other acquisitions are expected to be deductible for tax purposes.

The following table provides information concerning the other acquisitions made during 2008, 2007 and 2006 (excluding Prenda Fácil, Primary Innovations, LLC and CashNetUSA) (dollars in thousands):

	2008	2007	2006
Number of stores acquired:			
Pawnshops	1	5	19
Purchase price allocated to:			
Pawn loans	$ 159	$ 607	$ 4,365
Finance and service charges receivable	18	75	467
Cash advances and fees receivable	—	38	810
Merchandise held for disposition, net	44	406	2,885
Property and equipment	10	47	178
Goodwill	442	1,632	16,668
Intangible assets	55	217	1,475
Other liabilities	(3)	(65)	367
Total cash paid for acquisitions	$ 725	$ 2,957	$ 27,215
Purchase price adjustments for prior year acquisition.		852	—
Cash consideration payable	—	—	(1,066)
Total cash paid for acquisitions	$ 725	$ 3,809	$ 26,149

4. Cash Advances, Allowance for Losses and Accruals for Losses on Third-Party Lender-Owned Cash Advances

The Company offers cash advance products through its cash advance locations, most of its pawnshops and over the internet. The cash advance products are generally offered as single payment cash advance loans. These cash advance loans typically have terms of seven to 45 days and are generally payable on the customer's next payday. The Company originates cash advances in some of its locations and online. It arranges for customers to obtain cash advances from independent third-party lenders in other locations and online. In a cash advance transaction, a customer executes a promissory note or other repayment agreement typically supported by that customer's personal check or authorization to debit the customer's checking account via an ACH transaction. Customers may repay the amount due with cash, by allowing their check to be presented for collection, or by allowing their checking account to be debited via an ACH transaction.

The Company provides services in connection with single payment cash advances originated by independent third-party lenders, whereby the Company acts as a credit services organization on behalf of consumers in accordance with applicable state laws (the "CSO program"). The CSO program includes arranging loans with independent third-party lenders, assisting in the preparation of loan applications and loan documents, and accepting loan payments. To assist the customer in obtaining a loan through the CSO program, the Company also, as part of the credit services it provides to the customer, guarantees, on behalf of the customer, the customer's payment obligations to the third-party lender under the loan. A customer who obtains a loan through the CSO program pays the Company a fee for the credit services, including the guaranty, and enters into a contract with the Company governing the credit services arrangement. Losses on cash advances acquired by the Company as a result of its guaranty obligations are the responsibility of the Company. As of December 31, 2008, the CSO program was offered in Texas and Maryland. In July 2008, the Company discontinued offering the CSO program to customers in Florida and began underwriting its own loans pursuant to the Florida deferred presentment statute.

If the Company collects a customer's delinquent payment in an amount that is less than the amount the Company paid to the third-party lender pursuant to the guaranty, the Company must absorb the shortfall. If the amount collected exceeds the amount paid under the guaranty, the Company is entitled to the excess and recognizes the excess amount in income. Since the Company may not be successful in collecting delinquent amounts, the Company's cash advance loss provision includes amounts estimated to be adequate to absorb credit losses from cash advances in the aggregate cash advance portfolio, including those expected to be acquired by the Company as a result of its guaranty obligations. The estimated amounts of losses on portfolios owned by the third-party lenders are included in "Accounts payable and accrued expenses" in the consolidated balance sheets.

In connection with the Company's card services business, the Company provides marketing and loan processing services for a third-party bank issued line of credit made available by the bank on certain stored-value debit cards the bank issues ("Processing Program"). The Company also acquires a participation interest in the receivables generated by the bank in connection with the Processing Program. The Company classifies revenue from its participation interest in the receivables generated by the third-party lending bank, as well as marketing, processing and other miscellaneous fee income generated from its card services business as cash advance fees.

Losses on cash advances in which the Company has a participation interest that prove uncollectible are the responsibility of the Company. Since the Company may not be successful in the collection of these accounts, the Company's cash advance loss provision includes amounts estimated to be adequate to absorb credit losses from these cash advances.

During the second quarter, the Company announced the potential closure of up to 139 cash advance locations in Ohio due to legislation adopted by the Ohio legislature in May 2008 that made changes to the statutes governing the Ohio cash advance product. In June 2008, the Governor of Ohio signed the new legislation into law. This new law capped the annual percentage rate, as defined in the statute ("APR"), on payday loans in Ohio at 28%, which significantly reduced the revenue and profitability of that product in Ohio, effectively eliminating the Company's ability to offer that particular product in Ohio. Upon the new law becoming effective in the fourth quarter of 2008, the Company's online business and its Ohio storefronts, including the remaining Ohio Cashland locations, began offering customers short-term unsecured loans governed by the Ohio Second Mortgage Loan statute, and most of the remaining Ohio Cashland locations also began offering gold buying services. Also, in the fourth quarter of 2008, 24 of Cashland's Ohio locations were combined or closed.

The Company discontinued offering single payment third-party bank-originated cash advances to its Texas, Florida and North Carolina customers in January 2006, discontinued offering single and multi-payment third-party bank-originated cash advances to its Georgia customers in April 2006, and discontinued offering multi-payment third-party bank-originated cash advances to its California customers in July 2006.

Cash advances outstanding at December 31, 2008 and 2007, were as follows (in thousands):

	December 31,	
	2008	2007
Funded by the Company:		
Active cash advances and fees receivable	**$ 69,443**	$ 76,620
Cash advances and fees in collection	**21,147**	24,099
Total Funded by the Company	**90,590**	100,719
Purchased by the Company from third-party lenders	**14,755**	13,105
Company-owned cash advances and fees receivable, gross	**105,345**	113,824
Less: Allowance for losses	**21,495**	25,676
Cash advances and fees receivable, net	**$ 83,850**	$ 88,148

Changes in the allowance for losses for the Company-owned portfolio and the accrued loss for third-party lender-owned portfolios for the years ended December 31, 2008, 2007 and 2006 were as follows (in thousands):

	2008	2007	2006
Allowance for Company-owned cash advances			
Balance at beginning of year	**$ 25,676**	$ 19,513	$ 6,309
Cash advance loss provision	**140,416**	154,565	59,284
Charge-offs	**(170,585)**	(163,352)	(56,276)
Recoveries	**25,988**	14,950	10,196
Balance at end of year	**$ 21,495**	$ 25,676	$ 19,513
Accrual for third-party lender-owned cash advances			
Balance at beginning of year	**$ 1,828**	$ 1,153	$ 874
Increase in loss provision	**307**	675	279
Balance at end of year	**$ 2,135**	$ 1,828	$ 1,153

Cash advances assigned to the Company for collection were $114.9 million, $93.6 million and $33.8 million during 2008, 2007 and 2006, respectively.

5. Property and Equipment

Major classifications of property and equipment at December 31, 2008 and 2007 were as follows (in thousands):

	2008			2007		
	Cost	**Accumulated Depreciation**	**Net**	Cost	Accumulated Depreciation	Net
Land	**$ 4,955**	**$ —**	**$ 4,955**	$ 4,955	$ —	$ 4,955
Buildings and leasehold improvements	**158,529**	**(80,873)**	**77,656**	150,908	(71,381)	79,527
Furniture, fixtures and equipment	**104,588**	**(67,470)**	**37,118**	95,667	(59,284)	36,383
Computer software	**91,632**	**(25,474)**	**66,158**	62,124	(21,313)	40,811
Total	**$ 359,704**	**$ (173,817)**	**$ 185,887**	$ 313,654	$ (151,978)	$ 161,676

The Company recognized depreciation expense of $35.4 million, $27.7 million and $23.7 million during 2008, 2007 and 2006, respectively.

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets having an indefinite useful life are tested for impairment annually at June 30, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The useful lives of other intangible assets must be reassessed and the remaining amortization periods adjusted accordingly.

Goodwill • Changes in the carrying value of goodwill for the years ended December 31, 2008 and 2007 were as follows (in thousands):

	Pawn Lending	Cash Advance	Check Cashing	Consolidated
Balance as of January 1, 2008	**$ 143,556**	**$157,355**	**$ 5,310**	**$ 306,221**
Acquisitions	**64,108**	**126,518**	**—**	**190,626**
Effect of foreign translation	**(2,655)**	**—**	**—**	**(2,655)**
Balance as of December 31, 2008	**$ 205,009**	**$ 283,873**	**$ 5,310**	**$ 494,192**
Balance as of January 1, 2007	$ 141,700	$ 91,489	$ 5,310	$ 238,499
Acquisitions	1,632	65,866	—	67,498
Adjustments	224	—	—	224
Balance as of December 31, 2007	$ 143,556	$ 157,355	$ 5,310	$ 306,221

Acquired Intangible Assets • Acquired intangible assets that are subject to amortization as of December 31, 2008 and 2007, were as follows (in thousands):

	2008			2007		
	Cost	**Accumulated Amortization**	**Net**	Cost	Accumulated Amortization	Net
Non-competition agreements	**$ 16,435**	**$ (7,113)**	**$ 9,322**	$ 11,155	$ (5,230)	$ 5,925
Customer relationships	**17,702**	**(8,900)**	**8,802**	9,798	(7,095)	2,703
Lead provider relationships	**2,489**	**(944)**	**1,545**	1,939	(501)	1,438
Other	**456**	**(159)**	**297**	456	(122)	334
Total	**$ 37,082**	**$ (17,116)**	**$ 19,966**	$ 23,348	$ (12,948)	$ 10,400

Non-competition agreements are amortized over the applicable terms of the contracts. Customer and lead provider relationships are generally amortized over five to six years based on the pattern of economic benefits provided. At December 31, 2008 and 2007, licenses of $7.7 million and trademarks of $7.8 million and $5.4 million, respectively, obtained in conjunction with acquisitions are not subject to amortization.

Amortization • Amortization expense for the acquired intangible assets is as follows (in thousands):

Actual amortization expense for the years ended December 31:	
2008	**$ 4,236**
2007	4,396
2006	3,653
Estimated future amortization expense for the years ended December 31:	
2009	$ 6,957
2010	5,190
2011	4,673
2012	1,498
2013	1,269

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2008 and 2007, were as follows (in thousands):

		2008		2007
Trade accounts payable	$	26,637	$	21,458
Accrued taxes, other than income taxes		4,759		5,664
Accrued payroll and fringe benefits		29,233		21,198
Accrued interest payable		1,051		800
Purchase consideration payable		9,618		22,000
Deferred acquisition payment		34,746		–
Accrual for losses on third-party lender-owned cash advances		2,135		1,828
Other accrued liabilities		18,644		14,451
Total	$	126,823	$	87,399

8. Long-term Debt

The Company's long-term debt instruments and balances outstanding at December 31, 2008 and 2007, were as follows (in thousands):

		2008		2007
USD line of credit up to $300,000 due 2012	$	274,344	$	171,777
GBP line of credit up to £7,500 due 2009		7,310		—
6.21% senior unsecured notes due 2021		25,000		25,000
6.09% senior unsecured notes due 2016		35,000		35,000
6.12% senior unsecured notes due 2012		40,000		40,000
7.20% senior unsecured notes due 2009		8,500		17,000
$38 million term senior unsecured note due 2012		38,000		—
$10 million term senior unsecured note due 2012		10,000		—
Total debt		438,154		288,777
Less current portion		15,810		8,500
Total long-term debt	$	422,344	$	280,277

In March 2007, the Company amended its domestic line of credit (the "USD Line of Credit") to extend the final maturity by two years, to March 2012. The amended credit agreement also contained a provision for the ratable $50.0 million increase in the committed amounts, up to $300.0 million, upon the Company's request and approval by the lenders. On February 29, 2008, the Company exercised this provision and increased the line of credit amount to $300.0 million through maturity. Interest on the amended line of credit is charged, at the Company's option, at either USD LIBOR plus a margin or at the agent's base rate. The margin on the line of credit varies from 0.875% to 1.875% (1.375% at December 31, 2008), depending on the Company's cash flow leverage ratios as defined in the amended agreement. The Company also pays a fee on the unused portion ranging from 0.25% to 0.30% (0.25% at December 31, 2008) based on the Company's cash flow leverage ratios. The weighted average interest rate (including margin) on the line of credit at December 31, 2008 was 1.91%.

At December 31, 2008 and 2007, borrowings under the Company's USD Line of Credit consisted of three pricing tranches with conclusion dates ranging from 1 to 31 days, respectively. However, pursuant to the bank line of credit agreement which expires in 2012, the Company routinely refinances these borrowings within its long-term facility. Therefore, these borrowings are reported as part of the line of credit and as long-term debt.

In June 2008, the Company established a credit facility with a group of banks to permit the issuance of up to $12.8 million in letters of credit. Fees payable for letters of credit are tied to the LIBOR margin consistent with the Company's line of credit agreement. The Company pays a fee on the unused portion of the facility ranging from 0.25% to 0.30% (0.25% at December 31, 2008). As of December 31, 2008, there were $12.7 million in letters of credit issued under the facility.

In December 2008, the Company issued $38.0 million of senior unsecured long-term notes, due in November 2012 pursuant to a Credit Agreement dated November 21, 2008. Interest is charged, at the Company's option, at either LIBOR plus a margin of 3.50% or at the agent's base rate plus a margin of 3.50%. The notes are payable in quarterly payments of $3.0 million beginning on March 31, 2010, with any outstanding principal due at maturity in November 2012. The notes may be prepaid at the Company's option anytime after November 20, 2009 without penalty. Net proceeds received from the issuance of the notes were used for the Prenda Fácil acquisition. The weighted average interest rate (including margin) on the $38.0 million term notes at December 31, 2008 was 4.75%.

In December 2008, the Company issued $10.0 million of senior unsecured long-term notes, due in November 2012 pursuant to a Credit Agreement dated December 5, 2008. Interest is charged, at the Company's option, at either LIBOR plus a margin of 10.0% or at the agent's base rate plus a margin of 10.0%. The notes are payable at maturity in November 2012 or may be prepaid at the Company's option at any time without penalty. Net proceeds received from the issuance of the notes were used for the Prenda Fácil acquisition. The weighted average interest rate (including margin) on the $10.0 million term notes at December 31, 2008 was 11.25%.

In May 2008, the Company established a line of credit facility (the "GBP Line of Credit") of up to £7.5 million with a foreign commercial bank. The balance outstanding at December 31, 2008 was £5.0 million (approximately $7.3 million). Interest on the line of credit is charged, at the Company's option, at either Pound Sterling LIBOR plus a margin or at the agent's base rate. The margin on the line of credit varies from 1.10% to 1.575% (1.325% at December 31, 2008) based on the Company's cash flow leverage ratios. The weighted average interest rate (including margin) on the line of credit at December 31, 2008 was 3.64%.

On December 27, 2007, the Company entered into an interest rate cap agreement with a notional amount of $10.0 million of the Company's outstanding floating rate line of credit for a term of 24 months at a fixed rate of 4.75%. On December 3, 2008, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million of the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%. See Note 13.

In December 2006, the Company issued $60.0 million of senior unsecured long-term notes. The notes were comprised of $35.0 million 6.09% senior notes due 2016 payable in five annual payments of $7.0 million beginning December 19, 2012; and $25.0 million 6.21% senior notes due 2021 payable in eleven annual payments of $2.3 million beginning December 19, 2011. Net proceeds received from the issuance of the notes were used to reduce the amount outstanding under the Company's line of credit and for general corporate purposes.

In December 2005, the Company issued $40.0 million of 6.12% senior unsecured notes, due in December 2012 (as amended in December 2008). The notes are payable in the amounts of $13.3 million on December 28, 2010; $10.0 million on December 28, 2011; $3.3 million on March 31, 2012; and $13.3

million on December 28, 2012. Net proceeds received from the issuance of the notes were used to reduce the amount outstanding under the Company's line of credit and for general corporate purposes.

In August 2002, the Company issued $42.5 million of senior unsecured long-term notes. The notes due in 2009 are payable in five annual payments of $8.5 million beginning August 12, 2005. Net proceeds received from the issuance of the notes were used to reduce the amount outstanding under the Company's line of credit and for general corporate purposes.

Each of the Company's credit facility agreements and senior unsecured notes require the Company to maintain certain financial ratios. The Company is in compliance with all covenants or other requirements set forth in its debt agreements.

As of December 31, 2008, annual maturities of the outstanding long-term debt, including the Company's line of credit, for each of the five years after December 31, 2008 are as follows (in thousands):

2009	$	15,810
2010		25,493
2011		24,433
2012		323,964
2013		9,273
Thereafter		39,181
	$	438,154

9. Income Taxes

The components of the Company's deferred tax assets and liabilities as of December 31, 2008 and 2007, were as follows (in thousands):

		2008		2007
Deferred tax assets:				
Deferred finish-out allowance	$	**1,295**	$	714
Tax over book accrual of finance and service charges		**5,805**		5,266
Allowance for cash advance losses		**8,902**		9,691
Deferred compensation		**8,218**		5,353
Net operating losses		**5,022**		—
Deferred state credits		**1,201**		1,258
Other		**1,548**		1,379
Total deferred tax assets		**31,991**		23,661
Deferred tax liabilities:				
Amortization of acquired intangibles	$	**27,499**	$	15,799
Property and equipment		**8,120**		4,488
Other		**1,910**		1,754
Total deferred tax liabilities		**37,529**		22,041
Net deferred tax (liabilities) assets	$	**(5,538)**	$	1,620
Balance sheet classification:				
Current deferred tax assets	$	**22,037**	$	20,204
Non-current deferred tax liabilities		**(27,575)**		(18,584)
Net deferred tax (liabilities) assets	$	**(5,538)**	$	1,620

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2008, 2007 and 2006 are shown below (in thousands):

	2008	2007	2006
Income before income taxes	**$ 132,803**	$ 124,765	$ 96,168
Current provision:			
Federal	**$ 37,709**	$ 40,141	$ 36,582
Foreign	**129**	—	—
State and local	**3,787**	3,345	2,284
	41,625	43,486	38,866
Deferred provision (benefit):			
Federal	**8,972**	3,381	(3,203)
Foreign	**34**	—	—
State and local	**986**	(1,448)	(435)
	9,992	1,933	(3,638)
Total provision	**$ 51,617**	$ 45,419	$ 35,228

The effective tax rate on income differs from the federal statutory rate of 35% for the following reasons (dollars in thousands):

	2008	2007	2006
Tax provision computed at the federal statutory income tax rate	**$ 46,481**	$ 43,668	$ 33,659
Foreign, state and local income taxes, net of federal tax benefits	**3,102**	1,232	1,203
Valuation allowance	**—**	—	(65)
Nondeductible lobbying	**1,892**	333	320
Other	**142**	186	111
Total provision	**$ 51,617**	$ 45,419	$ 35,228
Effective tax rate	**38.9** %	36.4 %	36.6 %

As of December 31, 2008, the Company acquired foreign net operating losses of $18.1 million. The amount was reduced to $17.9 million by an unrecognized tax benefit. Mexico allows a ten year carryforward period and the Company expects to fully utilize the net operating losses prior to the expiration dates in 2015, 2017, and 2018. Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries because it is the Company's intent to reinvest these earnings in the business activities of the foreign subsidiaries for the foreseeable future. The Company estimates that no U.S. income tax would be due on the amount of such earnings accumulated as of December 31, 2008.

The Company adopted the provisions of FIN 48 on January 1, 2007. The 2008 activity related to unrecognized tax benefits is summarized below (in thousands):

Balance at January 1, 2008	$ —
Increases related to prior years' tax positions	**1,523**
Increases related to current year tax positions	—
Decreases related to settlements with taxing authorities	—
Reductions as a result of expiration of applicable statutes of limitations	—
Effect of change in foreign currency rates	**(67)**
Balance at December 31, 2008	$ **1,456**

The increase in unrecognized tax benefits relates to pre-acquisition tax matters and reduced the amount of acquisition goodwill. If recognized, $1.4 million of the unrecognized tax benefits would affect the effective tax rate. The total amount of interest and penalties related to these unrecognized tax benefits was $1.7 million, which reduced acquisition goodwill. The company does not expect the total amount of unrecognized tax benefit to significantly increase or decrease within the next 12 months.

As of December 31, 2008, the Company's 2005 through 2008 tax years were open to examination by the Internal Revenue Service and major state taxing jurisdictions. The 2003 through 2008 tax years of the Company's Mexican subsidiaries were open to examination by the Mexican taxing authorities.

10. Commitments and Contingencies

Leases • The Company leases certain of its facilities under operating leases with terms ranging from one to 15 years and certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (in thousands):

2009	$ 38,938
2010	28,138
2011	21,673
2012	15,625
2013	10,837
Thereafter	19,835
Total	$ 135,046

Rent expense was $41.2 million, $37.1 million and $34.0 million for 2008, 2007 and 2006, respectively.

Earn-Out Payments • The Company has agreed to pay final earn-out payments related to the acquisition of CashNetUSA, Prenda Fácil and Primary Innovations. See Note 3 for further discussion.

Guarantees • The Company guarantees borrowers' payment obligations to unrelated third-party lenders. At December 31, 2008 and 2007, the amount of cash advances guaranteed by the Company was $37.5 million and $34.6 million, respectively, representing amounts due under cash advances originated by third-party lenders under the CSO program. The fair value of the liability related to these guarantees of $2.1 million and $1.8 million at December 31, 2008 and 2007, respectively, was included in "Accounts payable and accrued expenses" in the accompanying financial statements.

Litigation • On August 6, 2004, James E. Strong filed a purported class action lawsuit in the State Court of Cobb County, Georgia against Georgia Cash America, Inc., Cash America International, Inc. (together with Georgia Cash America, Inc., "Cash America"), Daniel R. Feehan, and several unnamed officers, directors, owners and "stakeholders" of Cash America. The lawsuit alleges many different causes of action, among the most significant of which is that Cash America made illegal payday loans in Georgia in violation of Georgia's usury law, the Georgia Industrial Loan Act and Georgia's Racketeer Influenced and Corrupt Organizations Act. Community State Bank ("CSB") for some time made loans to Georgia residents through Cash America's Georgia operating locations. The complaint in this lawsuit claims that Cash America was the true lender with respect to the loans made to Georgia borrowers and that CSB's involvement in the process is "a mere subterfuge." Based on this claim, the suit alleges that Cash America is the "de facto" lender and is illegally operating in Georgia. The complaint seeks unspecified compensatory damages, attorney's fees, punitive damages and the trebling of any compensatory damages. A previous decision by the trial judge to strike Cash America's affirmative defenses based on arbitration (without ruling on Cash

America's previously filed motion to compel arbitration) was upheld by the Georgia Court of Appeals, and on September 24, 2007, the Georgia Supreme Court declined to review the decision. The case has been returned to the State Court of Cobb County, Georgia, where Cash America filed a motion requesting that the trial court rule on Cash America's pending motion to compel arbitration and stay the State Court proceedings. The Court denied the motion to stay and ruled that the motion to compel arbitration was rendered moot after the Court struck Cash America's affirmative defenses based on arbitration. The Georgia Supreme Court declined to review these orders and remanded the case to the State Court of Cobb County, Georgia where discovery relating to the propriety of class certification is underway. The State Court issued a Scheduling Order Regarding Class Certification setting a hearing on the propriety of class certification for June 29, 2009. The Court ordered that discovery directed at the merits of Plaintiff's claims be stayed until the Court issues its written decision regarding class certification. Cash America believes that the Plaintiffs' claims in this suit are without merit and is vigorously defending this lawsuit.

Cash America and CSB also commenced a federal lawsuit in the U.S. District Court for the Northern District of Georgia seeking to compel Plaintiffs to arbitrate their claims against Cash America and CSB. The U.S. District Court dismissed the federal action for lack of subject matter jurisdiction, and Cash America and CSB appealed the dismissal of their complaint to the U.S. Court of Appeals for the 11th Circuit. The 11th Circuit issued a panel decision on April 27, 2007 reversing the district court's dismissal of the action and remanding the action to the district court for a determination of the issue of the enforceability of the parties' arbitration agreements. Plaintiff requested the 11th Circuit to review this decision en banc and this request was granted. The en banc rehearing took place on February 26, 2008. The 11th Circuit has stayed consideration of this matter pending the resolution of the United States Supreme Court case, *Vaden v. Discover Bank* ("Vaden"). Oral arguments in the Vaden case were heard by the United States Supreme Court in October 2008 and an opinion is expected to be issued in early 2009. The Strong litigation is still at an early stage, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this litigation can be determined at this time.

The Company is also a defendant in certain lawsuits encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

11. Stockholders' Equity

During 2008 and 2007, the Company received net proceeds totaling $687,000 and $761,000 from the exercise of stock options for 56,805 and 69,854 shares, respectively.

The Company received 23,901 shares, 9,794 shares and 7,379 during 2008, 2007 and 2006, respectively, of its common stock valued at $751,000, $408,000 and $188,000, respectively, as partial payment of taxes for shares issued under stock-based compensation plans.

On April 20, 2005, the Company's Board of Directors authorized management to purchase up to a total of 1,500,000 shares of its common stock from time to time in open market transactions and terminated the existing open market purchase authorization established on July 25, 2002. On October 24, 2007, the Board established a new authorization for the repurchase of up to a total of 1,500,000 shares of its common stock and ended the 2005 authorization. The following table summarizes the aggregate shares purchased under these plans during each of the three years ended December 31:

	2008	2007	2006
Shares purchased:			
Under 2005 authorization	—	617,600	256,500
Under 2007 authorization	195,000	50,000	—
Total shares purchased	195,000	667,600	256,500
Aggregate amount (in thousands)	$ 6,306	$ 23,558	$ 9,366
Average price paid per share	$ 32.24	$ 35.29	$ 36.51

Periodically, shares are purchased in the open market on behalf of participants relating to the Non-Qualified Savings Plan. Certain amounts are subsequently distributed or transferred to participants' 401(k) account annually based on results of the plan's non-discrimination testing results. Activities during each of the three years ended December 31 are summarized as follows:

	2008	2007	2006
Purchases:			
Number of shares	6,874	4,596	7,021
Aggregate amount (in thousands)	$ 234	$ 180	$ 235
Distributions and transfers to 401(k) savings plan:			
Number of shares	4,619	6,697	12,837
Aggregate amount (in thousands)	$ 84	$ 112	$ 185

12. Employee Benefit Plans

The Cash America International, Inc. 401(k) Savings Plan is open to substantially all employees. Beginning January 1, 2006, new employees are automatically enrolled in this plan unless they elect not to participate. The Cash America International, Inc. Nonqualified Savings Plan is available to certain members of management. Participants may contribute up to 50% of their earnings to these plans subject to regulatory restrictions. The Company makes matching cash contributions of 50% of each participant's contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. The Company's total contributions to the 401(k) Savings Plan and the Nonqualified Savings Plan were $2.7 million, $2.3 million and $1.6 million in 2008, 2007 and 2006, respectively.

In addition to the plans mentioned above, the Company established a Supplemental Executive Retirement Plan ("SERP") for its officers in 2003. Under this defined contribution plan, the Company makes an annual discretionary cash contribution to the SERP based on the objectives of the plan as approved by the Management Development and Compensation Committee of the Board of Directors. The Company recorded compensation expense of $720,000, $730,000 and $561,000 for contributions to the SERP during 2008, 2007 and 2006, respectively.

The Nonqualified Savings Plan and the SERP are non-qualified tax-deferred plans. Benefits under the Nonqualified Savings Plan and the SERP are unfunded. The Company holds securities, including shares of the Company's common stock, in a rabbi trust to pay benefits under these plans. The securities other than Company stock are classified as trading securities and the unrealized gains and losses on these securities are netted with the costs of the plans in administration expenses in the consolidated statements of income.

Amounts included in the consolidated balance sheets relating to the Nonqualified Savings Plan and the SERP were as follows (in thousands):

	2008	2007
Other receivables and prepaid expenses	**$ 6,759**	$ 7,994
Accounts payable and accrued expenses	**7,479**	8,725
Other liabilities	**1,114**	972
Treasury shares	**1,167**	1,017

13. Derivative Instruments and Hedging Activities

As a policy, the Company does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company does periodically use derivative financial instruments, such as interest rate cap agreements, for the purpose of managing interest rate exposures that exist from ongoing business operations. In December 2007 and December 2008, the Company entered into interest rate cap agreements that have been determined to be perfectly effective cash flow hedges, pursuant to DIG Issue No. G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge" ("Issue G20") at inception and on an ongoing basis. The fair value of these interest rate cap agreements is recognized in the accompanying consolidated balance sheets and changes in fair value are recognized in accumulated other comprehensive income/loss. The Company also entered into foreign currency forward contracts in 2007 to minimize the effect of market fluctuations. See Note 13. The Company may periodically enter into forward sale contracts with a major gold bullion bank to sell refined gold that is produced in the normal course of business from the Company's liquidation of forfeited gold merchandise. These contracts are not accounted for as derivatives because they meet the criteria for the normal purchases and normal sales scope exception in SFAS 133.

In 2007, the Company entered into foreign currency contracts totaling £1.0 million (approximately $2.0 million at maturity), to minimize the effect of market fluctuations. Under the contracts, the Company received fixed total payments of $2.0 million and paid the counter parties a total of 1.0 million British pounds upon maturity. For the year ended December 31, 2008, the Company recognized an approximate loss of $27,000 related to these contracts, which was netted in the foreign currency transaction gain (loss) in the consolidated statements of income.

On December 27, 2007, the Company entered into an interest rate cap agreement with a notional amount of $10.0 million of the Company's outstanding floating rate line of credit for a term of 24 months at a fixed rate of 4.75%. On December 3, 2008, the Company entered into an interest rate cap agreement with a notional amount of $15.0 million of the Company's outstanding floating rate line of credit for a term of 36 months at a fixed rate of 3.25%. These interest rate cap agreements have been determined to be perfectly effective cash flow hedges pursuant to DIG Issue G20, "Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge" at inception and on an ongoing basis. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. The change in the fair value of the ineffective portion of the hedge, if any, will be recorded as income or expense. The fair values of the interest rate cap agreements are included in "Other receivables and prepaid expenses" of the accompanying consolidated balance sheets.

14. Stock Purchase Rights

In August 1997, the Board of Directors declared a dividend distribution of one Common Stock Purchase Right (the "Rights") for each outstanding share of its common stock. The Rights were to become exercisable in the event a person or group acquired 15% or more of the Company's common stock or announced a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. If any person were to become a 15% or more shareholder of the Company, each Right (subject to certain limits) would have entitled its holder (other than such person or members of such group) to purchase, for $37.00, the number of shares of the Company's common stock determined by dividing $74.00 by the then current market price of the common stock. The Rights expired on August 5, 2007.

15. Stock-Based Compensation

Under the equity compensation plans (the "Plans") it sponsors, the Company is authorized to issue 9,150,000 shares of Common Stock pursuant to "Awards" granted as incentive stock options (intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended), nonqualified stock options and restricted stock units. At December 31, 2008, 1,082,849 shares were reserved for future grants under these equity compensation plans. Historically, the Company has purchased its shares on the open market from time to time and reissued those shares upon stock option exercises and stock unit conversions under its stock-based compensation plans. During 2008, 195,000 shares were purchased on the open market with an average purchase price of $32.34 per share.

Stock Options • While no stock options have been granted since April 2003, stock options currently outstanding under the Plans had original contractual terms of up to ten years with an exercise price equal to or greater than the fair market value of the stock at grant date. On their respective grant dates, these stock options had vesting periods ranging from one to seven years. However, the terms of options with the seven-year vesting periods and certain of the four-year and five-year vesting periods included provisions that accelerated vesting if specified share price appreciation criteria were met. During 2006, all of the previously unvested outstanding stock options, representing 22,500 shares, were accelerated. The Company recognized total compensation expense of $378,000 ($246,000 net of related income tax benefit) for 2006, including a cost of $199,000 ($130,000 net of related income tax benefit) for the effect of the accelerated vesting. At December 31, 2007, there was no remaining unrecognized stock option expense.

A summary of the Company's stock option activity for each of the three years ended December 31 is as follows (shares in thousands):

	2008		2007		2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**670**	$ 9.65	740	$ 9.76	1,403	$ 10.31
Exercised	**(57)**	12.10	(70)	10.89	(663)	10.93
Outstanding at end of year	**613**	$ 9.42	670	$ 9.65	740	$ 9.76
Exercisable at end of year	**613**	$ 9.42	670	$ 9.65	740	$ 9.76

Stock options outstanding and exercisable as of December 31, 2008, are summarized below (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Years of Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
\$ 5.94 to \$ 9.40...	151	7.83	3.0	151	7.83
\$ 9.41 to \$12.63...	451	9.84	2.3	451	9.84
\$12.64 to \$17.14...	11	13.84	0.2	11	13.84
\$ 5.94 to \$17.14...	613	9.42	2.4	613	9.42

The outstanding stock options (all exercisable) at December 31, 2008 had an aggregate intrinsic value of \$10.0 million and the stock options exercised during 2008 had an aggregate intrinsic value of \$1.6 million. Income tax benefits realized from the exercise of stock options for the year ended December 31, 2008 and 2007 were \$549,000 and \$600,000, respectively. The portion of tax benefits recorded as increases to additional paid-in capital was \$505,000 for the year ended December 31, 2008, which represented the tax benefits realized upon exercise of stock options in excess of the amounts previously recognized as expense in the consolidated financial statements.

Restricted Stock Units • The Company has granted restricted stock units ("RSUs, or singularly, RSU") to Company officers and to the non-management members of the Board of Directors annually since 2003. RSUs granted in December 2003 and January 2004 were granted under the 1994 Long-Term Incentive Plan; subsequent RSUs have been granted under the 2004 Long-Term Incentive Plan. Each vested RSU entitles the holder to receive a share of the common stock of the Company. For Company officers, the vested RSUs are to be issued upon vesting or, for certain awards, upon termination of employment with the Company. For directors, vested RSUs will be issued upon the director's retirement from the Board. At December 31, 2008, the outstanding RSUs granted to Company officers had vesting periods ranging from two to 12 years, director RSUs had vesting periods ranging from one to four years. The amount attributable to RSU grants is amortized to expense over the vesting periods.

Compensation expense totaling \$3.3 million (\$2.2 million net of related taxes), \$3.1 million (\$2.0 million net of related taxes) and \$2.2 million (\$1.5 million net of related taxes) was recognized for 2008, 2007 and 2006, respectively, for all of the above RSUs granted. Total unrecognized compensation cost related to RSUs at December 31, 2008 was \$8.3 million, which will be recognized over a weighted average period of approximately 4.0 years.

The following table summarizes the restricted stock unit activity during 2008, 2007 and 2006:

	2008		2007		2006	
	Units	**Weighted Average Fair Value at Date of Grant**	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant
Outstanding at beginning of year.	**517,297**	**$ 25.21**	471,029	$ 21.83	395,591	$ 21.30
Units granted	**198,710**	**29.85**	87,739	43.01	106,248	24.87
Shares issued	**(90,546)**	**26.72**	(35,076)	24.47	(28,742)	25.57
Units forfeited	**(134,724)**	**29.10**	(6,395)	24.94	(2,068)	25.18
Outstanding at end of year	**490,737**	**$ 25.74**	517,297	$ 25.21	471,029	$ 21.83
Units vested at end of year	**146,259**	**$ 22.51**	163,807	$ 19.71	127,267	$ 19.56

The outstanding RSUs had an aggregate intrinsic value of $11.7 million and the outstanding vested RSUs had an aggregate intrinsic value of $4.0 million at December 31, 2008. Income tax benefits realized from the issuance of common stock for the vested RSUs for the year ended December 31, 2008, 2007 and 2006 were $1.0 million, $512,000 and $259,000, respectively. The portions of these benefits recorded as increases to additional paid-in capital were $158,000, $211,000 and $2,000 for the year ended December 31, 2008, 2007 and 2006, respectively. The income tax benefits recorded as increases to additional paid-in capital represent the tax benefits realized upon issuance of common stock in excess of the amounts previously recognized in the consolidated financial statements.

16. Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31 (in thousands):

	2008	2007	2006
Cash paid during the year for –			
Interest	**$ 19,491**	$ 17,367	$ 12,311
Income taxes	**48,363**	41,567	32,355
Non-cash investing and financing activities –			
Pawn loans forfeited and transferred to merchandise held for disposition	**$ 234,605**	$ 206,798	$ 177,188
Pawn loans renewed	**99,178**	79,751	78,942
Cash advances renewed	**355,148**	300,826	89,427
Liabilities assumed in acquisitions	–	64	536
Fair value of shares paid for acquisition	**7,890**	–	–
Capitalized interest on software development	**1,185**	683	–

17. Operating Segment Information

The Company has three operating segments: pawn lending, cash advance and check cashing. The cash advance and check cashing segments are managed separately due to the different operational strategies required and, therefore, are reported as separate segments. Check cashing fees, royalties and other income at pawn lending locations, which were previously included in either proceeds from disposition of merchandise or netted into administration expenses, are reclassified out of those line items. All prior periods in the tables below have been revised to reflect this change. These revisions have not changed the consolidated performance of the Company for any period.

Information concerning the operating segments is set forth below (in thousands):

Year Ended December 31, 2008:	Pawn Lending	Cash Advance[(2)]	Check Cashing	Consolidated
Revenue				
Finance and service charges	$ 184,995	$ —	$ —	$ 184,995
Proceeds from disposition of merchandise	464,868	787	—	465,655
Cash advance fees	34,840	329,763	—	364,603
Check cashing fees, royalties and other	3,743	8,410	3,388	15,541
Total revenue	688,446	338,960	3,388	1,030,794
Cost of revenue – disposed merchandise	294,825	535	—	295,360
Net revenue	393,621	338,425	3,388	735,434
Expenses				
Operations	212,667	114,404	1,288	328,359
Cash advance loss provision	9,903	130,820	—	140,723
Administration	42,589	34,288	1,118	77,995
Depreciation and amortization	23,679	15,733	239	39,651
Total expenses	288,838	295,245	2,645	586,728
Income from operations	$ 104,783	$ 43,180	$ 743	$ 148,706
Expenditures for property and equipment[(1)]	$ 43,052	$ 13,918	$ 112	$ 57,082
As of December 31, 2008:				
Total assets	$ 726,747	$ 453,047	$ 6,716	$1,186,510
Goodwill	$ 205,009	$ 283,873	$ 5,310	$ 494,192

Year Ended December 31, 2007:	Pawn Lending	Cash Advance [(2)]	Check Cashing	Consolidated
Revenue				
Finance and service charges	$ 160,960	$ —	$ —	$ 160,960
Proceeds from disposition of merchandise	396,821	—	—	396,821
Cash advance fees	42,018	313,178	—	355,196
Check cashing fees, royalties and other	3,268	9,530	3,619	16,417
Total revenue	603,067	322,708	3,619	929,394
Cost of revenue – disposed merchandise	246,792	—	—	246,792
Net revenue	356,275	322,708	3,619	682,602
Expenses				
Operations	195,926	109,260	1,270	306,456
Cash advance loss provision	14,985	140,253	—	155,238
Administration	29,588	24,727	959	55,274
Depreciation and amortization	20,750	10,988	387	32,125
Total expenses	261,249	285,228	2,616	549,093
Income from operations	$ 95,026	$ 37,480	$ 1,003	$ 133,509
Expenditures for property and equipment[(1)]	$ 52,559	$ 17,389	$ 149	$ 70,097
As of December 31, 2007:				
Total assets	$ 593,514	$ 304,170	$ 6,960	$ 904,644
Goodwill	$ 143,556	$ 157,355	$ 5,310	$ 306,221

Year Ended December 31, 2006:	Pawn Lending	Cash Advance [(2)]	Check Cashing	Consolidated
Revenue				
Finance and service charges	$ 149,472	$ —	$ —	$ 149,472
Proceeds from disposition of merchandise	334,036	—	—	334,036
Cash advance fees	43,676	151,429	—	195,105
Check cashing fees, royalties and other	2,816	9,160	3,925	15,901
Total revenue	530,000	160,589	3,925	694,514
Cost of revenue – disposed merchandise	204,929	—	—	204,929
Net revenue	325,071	160,589	3,925	489,585
Expenses				
Operations	181,081	66,438	1,304	248,823
Cash advance loss provision	15,377	44,186	—	59,563
Administration	26,882	21,494	1,492	49,868
Depreciation and amortization	18,579	8,357	376	27,312
Total expenses	241,919	140,475	3,172	385,566
Income from operations	$ 83,152	$ 20,114	$ 753	$ 104,019
Expenditures for property and equipment	$ 37,645	$ 8,274	$ 436	$ 46,355
As of December 31, 2006:				
Total assets	$ 545,593	$ 223,131	$ 7,520	$ 776,244
Goodwill	$ 141,700	$ 91,489	$ 5,310	$ 238,499

(1) Included in "Expenditures for property and equipment" for the Pawn Lending segment for the years ended December 31, 2008, 2007 and 2006 are substantially all of the capital expenditures for the development of the new proprietary point-of-sale system software and other general corporate investment expenditures.

(2) The Cash Advance segment is comprised of three distribution channels for cash advance products: a multi-unit, "storefront" platform of 248 units, an online, internet based lending platform and, since July 2008, the card services activities of Primary Innovations, LLC and its subsidiaries. The amounts for the year ended December 31, 2006 include activity from September 15, 2006 through December 31, 2006 for the internet based lending platform, which was purchased on September 15, 2006. The following table summarizes the results from each channel's contributions to the Cash Advance segment for the years ended December 31, 2008 and 2007:

Year Ended December 31, 2008:	Storefront	Internet Lending	Card Services	Total Cash Advance
Revenue				
Proceeds from disposition of merchandise	$ 787	$ —	$ —	$ 787
Cash advance fees	106,294	221,319	2,150 (3)	329,763
Check cashing fees, royalties and other	8,402	5	3	8,410
Total revenue	115,483	221,324	2,153	338,960
Cost of revenue – disposed merchandise	535	—	—	535
Net revenue	114,948	221,324	2,153	338,425
Expenses				
Operations	69,887	42,689	1,828	114,404
Cash advance loss provision	23,650	106,189	981	130,820
Administration	9,944	23,992	352	34,288
Depreciation and amortization	10,499	5,061	173	15,733
Total expenses	113,980	177,931	3,334	295,245
Income (loss) from operations	$ 968	$ 43,393	$ (1,181)	$ 43,180
As of December 31, 2008:				
Total assets	$ 109,609	$ 330,428	$ 13,010	$ 453,047

Year Ended December 31, 2007:	Storefront	Internet Lending	Card Services	Total Cash Advance
Revenue				
Cash advance fees	$ 128,454	$ 184,724	$ —	$ 313,178
Check cashing fees, royalties and other	9,525	5	—	9,530
Total revenue	137,979	184,729	—	322,708
Expenses				
Operations	68,249	41,011	—	109,260
Cash advance loss provision	37,383	102,870	—	140,253
Administration	10,797	13,930	—	24,727
Depreciation and amortization	7,980	3,008	—	10,988
Total expenses	124,409	160,819	—	285,228
Income from operations	$ 13,570	$ 23,910	$ —	$ 37,480
As of December 31, 2007:				
Total assets	$ 123,760	$ 180,410	$ —	$ 304,170

(3) Cash advance fees for the card services distribution channel include revenue from the Company's participation interest in the receivables generated by a third-party lender, as well as marketing, processing and other miscellaneous fee income.

18. Pro Forma Financial Information (unaudited)

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the Creazione acquisition had occurred on January 1, 2007. The unaudited pro forma financial information has been prepared for informational purposes only and does not purport to be indicative of what would have resulted had the acquisition transaction occurred on the date indicated or what may result in the future (dollars in thousands, except per share data):

	Year Ended December 31, 2008		Year Ended December 31, 2007	
	As Reported	Pro Forma [a]	As Reported	Pro Forma [a]
Total revenue	$1,030,794	$1,057,435	$ 929,394	$951,529
Net revenue	735,434	762,075	682,602	704,737
Total expenses	586,728	606,643	549,093	567,594
Net Income[b]	81,140	82,959	79,346	77,891
Net Income per share:				
Basic	$ 2.77	$ 2.79	$ 2.68	$ 2.59
Diluted	$ 2.70	$ 2.72	$ 2.61	$ 2.53

(a) Pro forma adjustments reflect:
- (i) the inclusion of operating results of Creazione for the period January 1, 2008 through December 16, 2008, the date of acquisition, for the 2008 pro forma and the operating results of Creazione for the 12 month period ended December 31, 2007 for the 2007 pro forma;
- (ii) the adjustments of depreciable asset bases and lives for property and equipment and amortization of intangible assets acquired by the Company;
- (iii) the additional interest incurred in the acquisition of Creazione;
- (iv) the tax effect of Creazione's earnings and net pro forma adjustments at the Mexican statutory rate of 28%; and
- (v) adjusted weighted average shares outstanding assuming January 1, 2007 issue of shares for the Creazione acquisition.

(b) Net of minority interest.

19. Related Party Transactions

Under the Company's now discontinued officer stock loan program, the Company recorded no interest income in 2008, and $1,000 and $36,000 in 2007 and 2006, respectively. As of December 31, 2007, all of the stock officer loans had been repaid.

In November 2005, the Company's Chief Executive Officer adopted a pre-arranged, systematic trading plan to sell company shares pursuant to guidelines specified by Rule 10b5-1 under the Securities and Exchange Act of 1934 and with the Company's policies with respect to insider sales (the "Plan"). From November 2005 through June 2006, the Company's Chief Executive Officer exercised stock options and sold Company shares under the Plan. The Chief Executive Officer used proceeds from the sales of shares under the Plan to fully repay his pre-2003 secured loan under the Company's now discontinued officer stock loan program and accrued interest thereon totaling $2.1 million. In 2006, the Company's Chief Financial Officer and another executive officer also paid a total of $985,000 (including accrued interest) to fully repay similar officer stock loans.

20. Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments at December 31, 2008 and 2007 were as follows (in thousands):

	2008		2007	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 30,005**	**$ 30,005**	$ 22,725	$ 22,725
Pawn loans	**168,747**	**168,747**	137,319	137,319
Cash advances, net	**83,850**	**83,850**	88,148	88,148
Interest rate cap	**69**	**69**	25	7
Financial liabilities:				
Bank lines of credit	**$ 281,654**	**$281,654**	$ 171,777	$ 171,777
Senior unsecured notes	**156,500**	**146,351**	117,000	120,029

Cash and cash equivalents bear interest at market rates and have maturities of less than 90 days. Pawn loans have relatively short maturity periods depending on local regulations, generally 90 days or less. Cash advance loans generally have a loan term of seven to 45 days. Finance and service charge rates are determined by regulations and bear no valuation relationship to the capital markets' interest rate movements. Generally, pawn loans may only be resold to a licensed pawnbroker.

The Company's bank credit facility bears interest at a rate that is frequently adjusted on the basis of market rate changes. The fair values of the remaining long-term debt instruments are estimated based on market values for debt issues with similar characteristics or rates currently available for debt with similar terms. When compared to the recent issuances of similar senior unsecured notes, the Company's like indebtedness has a lower fair value due to the yield difference.

21. Fair Value Measurements

The Company adopted the provisions of SFAS 157 on January 1, 2008. The adoption of this pronouncement did not have a material effect on the Company's financial position or results of operations.

SFAS 157 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and emphasizes that fair value is a market-based measurement, not an entity-specific measurement. It establishes a fair value hierarchy and expands disclosures about fair value measurements in both interim and annual periods. SFAS 157 enables the reader of the financial statements to assess the inputs used to develop fair value measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. FSP FAS 157-2 defers the effective date of SFAS 157 until January 2009 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis. SFAS 157 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008 are as follows (in thousands):

	December 31, 2008	Fair Value Measurements Using		
		Level 1	Level 2	Level 3
Financial assets:				
Interest rate cap	$ 69	$ —	$ 69	$ —
Nonqualified savings plan assets	6,759	6,759	—	—
Total	$ 6,828	$ 6,759	$ 69	$ —

The Company measures the value of its interest rate cap under Level 2 inputs as defined by SFAS 157. The Company relies on a mark to market valuation based on yield curves using observable market interest rates for the interest rate cap. The fair value of the nonqualified savings plan assets are measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable.

22. Gain on Sale of Foreign Notes

In August 2007, the Company received gross proceeds in the amount of $16.8 million on the sale of notes receivable that it had received in 2004 as part of the proceeds from its sale of Svensk Pantbelåning, its former Swedish pawn lending subsidiary. In September 2004, the Company sold Svensk Pantbelåning to Rutland Partners LLP for cash and two subordinated notes receivable. One of the notes receivable was convertible into approximately 27.7% of the parent company of Svensk Pantbelåning on a fully-diluted basis. In August 2007, Rutland Partners LLP sold Svensk Pantbelåning to a third-party who also purchased the notes receivable from the Company. The Company's total proceeds of $16.8 million represent $12.4 million in the repayment of the face value of the principal, including $0.3 million of accrued interest owed on notes receivable and $4.4 million for the value of its conversion rights under the convertible note. For the year ended December 31, 2007, the Company recognized a pre-tax gain of approximately $6.3 million from the sale of the notes and related rights.

23. Quarterly Financial Data (Unaudited)

The Company's operations are subject to seasonal fluctuations. Net income tends to be highest during the first and fourth calendar quarters, when the average amount of pawn loans and cash advance balances are typically the highest and merchandise disposition activities are typically heavier compared to the other two quarters. The following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007 (in thousands, except per share data):

	First Quarter	Second Quarter[1]	Third Quarter	Fourth Quarter
2008				
Total revenue	**$ 250,934**	**$ 247,979**	**$ 252,150**	**$ 279,731**
Cost of revenue	**71,516**	**66,741**	**68,033**	**89,070**
Net revenue	**179,418**	**181,238**	**184,117**	**190,661**
Net income	**25,811**	**20,137**	**18,925**	**16,267**
Diluted net income per share	**$ 0.86**	**$ 0.67**	**$ 0.63**	**$ 0.54**
Diluted weighted average common shares	**29,995**	**30,094**	**30,035**	**30,074**
2007				
Total revenue	$ 222,872	$ 213,881	$ 231,512	$ 261,129
Cost of revenue	61,925	52,784	57,693	74,390
Net revenue	160,947	161,097	173,819	186,739
Net income[2]	19,234	13,209	20,616	26,287
Diluted net income per share[2] [3]	$ 0.63	$ 0.43	$ 0.68	$ 0.88
Diluted weighted average common shares	30,602	30,557	30,235	30,008

[1] During the second quarter of 2007, $5 was reclassified from administrative expenses to other income. The first quarter amounts included above have been conformed to the current presentation. The original reported amounts for "Total revenue" and "Net revenue" were $222,867 and $160,942, respectively.

[2] The third quarter results include a $6,260 ($4,035 net of related taxes), or $0.13 per share, gain from sale of foreign notes receivable and related rights.

[3] The sum of the quarterly net income per share amounts may not total to each full year amount because these computations are made independently for each quarter and for the full year and take into account the weighted average number of common shares outstanding for each period, including the effect of dilutive securities for that period.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management of the Company has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008 ("Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (i) to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms; and (ii) to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Report of Management on Internal Control Over Financial Reporting is included in Item 8 of this annual report on Form 10-K. There was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or internal controls will prevent all possible error and fraud. The Company's disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's financial controls and procedures are effective at that reasonable assurance level.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 with respect to directors, the Audit Committee of the Board of Directors and Audit Committee financial experts is incorporated into this report by reference to the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders ("Proxy Statement"), and in particular to the information in the Proxy Statement under the captions "Election of Directors" and "Meetings and Committees of the Board of Directors." Information concerning executive officers is contained in Item 1 of this report under the caption "Executive Officers of the Registrant." Information regarding Section 16(a) compliance is incorporated into this report by reference to the information contained under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in the Proxy Statement.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, and employees. This Code is publicly available on the Company's website at www.cashamerica.com. Amendments to this Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website. These materials may also be requested in print and without charge by writing to the Company's Secretary at Cash America International, Inc., 1600 West 7th Street, Fort Worth, Texas 76102.

In 2008, Daniel R. Feehan, Chief Executive Officer of the Company, filed his annual certification with the New York Stock Exchange ("NYSE") regarding the NYSE's corporate governance listing standards as required by Section 303A.12 of those listing standards.

ITEM 11. EXECUTIVE COMPENSATION

Information contained under the caption "Executive Compensation" in the Proxy Statement is incorporated by reference into this report in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated into this report by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information contained under the caption "Board Structure, Corporate Governance Matters and Director Compensation" in the Proxy Statement is incorporated into this report by reference in response to this Item 13.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information contained under the caption "Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated into this report by reference in response to this Item 14.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements: See Item 8, "Financial Statements and Supplementary Data," on pages 63 through 101 hereof, for a list of the Company's consolidated financial statements and report of independent registered public accounting firm.

(2) Financial Statement Schedule: The following financial statement schedule of the Company is included herein on pages 105 through 106.

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule (page 105)
Schedule II – Valuation Accounts (page 106)

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions, are inapplicable, or the required information is included elsewhere in the consolidated financial statements.

(3) Exhibits required by Item 601 of Regulation S-K: The exhibits filed in response to this item are listed in the Exhibit Index on pages 107 through 110.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 27, 2009.

CASH AMERICA INTERNATIONAL, INC.

By: /s/ DANIEL R. FEEHAN
Daniel R. Feehan
Chief Executive Officer and President

Pursuant to the requirements of the Securities and Exchange Act of 1934, the report has been signed by the following persons on February 27, 2009 on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JACK R. DAUGHERTY Jack R. Daugherty	Chairman of the Board of Directors	February 27, 2009
/s/ DANIEL R. FEEHAN Daniel R. Feehan	Chief Executive Officer, President and Director (Principal Executive Officer)	February 27, 2009
/s/ THOMAS A. BESSANT, JR. Thomas A. Bessant, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2009
/s/ DANIEL E. BERCE Daniel E. Berce	Director	February 27, 2009
/s/ A. R. DIKE A. R. Dike	Director	February 27, 2009
/s/ JAMES H. GRAVES James H. Graves	Director	February 27, 2009
/s/ B. D. HUNTER B. D. Hunter	Director	February 27, 2009
/s/ TIMOTHY J. McKIBBEN Timothy J. McKibben	Director	February 27, 2009
/s/ ALFRED M. MICALLEF Alfred M. Micallef	Director	February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Cash America International, Inc.

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 27, 2009 appearing in this Annual Report on Form 10-K also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10- K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Fort Worth, Texas
February 27, 2009

SCHEDULE II

CASH AMERICA INTERNATIONAL, INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31, 2008
(dollars in thousands)

Description	Balance at Beginning of Period	Additions: Charged To Expense	Additions: Charged To Other	Deductions	Balance at End of Period
Allowance for valuation of inventory –					
Year Ended:					
December 31, 2008	**$ 2,000**	**$ —**	**$ —**	**$ 1,300**	**$ 700**
December 31, 2007	$ 1,870	$ 130	$ —	$ —	$ 2,000
December 31, 2006	$ 1,800	$ 1,098	$ —	$ 1,028 [(a)]	$ 1,870
Allowance for valuation of deferred tax assets –					
Year Ended:					
December 31, 2008	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
December 31, 2007	$ —	$ —	$ —	$ —	$ —
December 31, 2006	$ 65	$ (65)	$ —	$ —	$ —
Allowance for valuation of discontinued operations [(b)] –					
Year Ended:					
December 31, 2008	**$ 272**	**$ 5**	**$ —**	**$ 249**	**$ 28**
December 31, 2007	$ 255	$ 9	$ —	$ (8)	$ 272
December 31, 2006	$ 211	$ 13	$ —	$ (31)	$ 255

[(a)] Deducted from allowance for write-off or other disposition of merchandise.

[(b)] Represents amounts related to business discontinued in 2001.

EXHIBIT INDEX

The following documents are filed as a part of this report. Those exhibits previously filed and incorporated herein by reference are identified by reference to the list of prior filings after the list of exhibits. Exhibits not required for this report have been omitted.

Exhibit	Description
2.1	Securities Purchase Agreement dated December 11, 2008 by and among Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada,* the Seller Parties identified therein, Cash America of Mexico, Inc., a Delaware corporation, and Cash America International, Inc. [1] (y) (Exhibit 2.1)
2.2	First Amendment dated December 16, 2008 to Securities Purchase Agreement dated December 11, 2008 by and among Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada*, the Seller Parties identified therein, Cash America of Mexico, Inc., a Delaware corporation, and Cash America International, Inc.[1] (y) (Exhibit 2.2)
2.3	Option Agreement dated December 11, 2008 by and between Cash America of Mexico, Inc., a Delaware corporation, and St. Claire, S.A. de C.V., a Mexican *sociedad anónima de capital variable.* [1] (y) (Exhibit 2.3)
2.4	First Amendment to Option Agreement dated December 11, 2008 by and between Cash America of Mexico, Inc., a Delaware corporation, and St. Claire, S.A. de C.V., a Mexican *sociedad anónima de capital variable.* [1] (y) (Exhibit 2.4)
2.5	Asset Purchase Agreement dated July 9, 2006 by and among The Check Giant, LLC, the subsidiaries of The Check Giant, LLC, the Members of The Check Giant, LLC, and Cash America International, Inc. (l) (Exhibit 2.1)
2.6	Amendment Number One dated September 15, 2006 to the Asset Purchase Agreement dated July 9, 2006 by and among Cash America International, Inc. and certain of its subsidiaries, The Check Giant, LLC and its members and subsidiaries. (m) (Exhibit 2.1)
2.7	Amendment No. 2 dated May 4, 2007 to the Asset Purchase Agreement by and among Cash America International, Inc. and certain of its subsidiaries, The Check Giant, LLC and its members and subsidiaries. (q) (Exhibit 2.1)
2.8	Amendment No. 3 dated October 31, 2008 to the Asset Purchase Agreement dated July 9, 2006 by and among Cash America International, Inc. and certain of its subsidiaries, The Check Giant, LLC and its members and subsidiaries. (x) (Exhibit 2.1)
3.1	Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 4, 1984. (a) (Exhibit 3.1)
3.2	Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on October 26, 1984. (a) (Exhibit 3.2)
3.3	Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 24, 1986. (a) (Exhibit 3.3)
3.4	Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on September 30, 1987. (b) (Exhibit 3.4)
3.5	Articles of Amendment to the Articles of Incorporation of Cash America Investments, Inc. filed in the office of the Secretary of State of Texas on April 23, 1992 to change the Company's name to "Cash America International, Inc." (d) (Exhibit 3.5)
3.6	Articles of Amendment to the Articles of Incorporation of Cash America International, Inc. filed in Office of the Secretary of State of Texas on May 21, 1993. (e) (Exhibit 3.6)
3.7	Bylaws of Cash America International, Inc. (f) (Exhibit 3.5)
3.8	Amendment to Bylaws of Cash America International, Inc. dated effective September 26, 1990. (c) (Exhibit 3.6)
3.9	Amendment to Bylaws of Cash America International, Inc. dated effective April 22, 1992. (d) (Exhibit 3.8)

4.1	Form of Stock Certificate. (d) (Exhibit 4.1)
10.1	First Amended and Restated Credit Agreement among the Company, certain lenders named therein, and Wells Fargo Bank, National Association, as Administrative Agent dated as of February 24, 2005. (j) (Exhibit 10.22)
10.2	First Amendment dated as of March 16, 2007 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among Cash America International, Inc., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, an L/C Issuer and Swing Line Lender, and the Other Lenders Party Thereto. (p) (Exhibit 10.1)
10.3	Commitment Increase Agreement dated as of February 29, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among Cash America International, Inc., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent and a Lender, and the Other Lenders Party Thereto. (t) (Exhibit 10.1)
10.4	Second Amendment dated as of June 30, 2008 to the First Amended and Restated Credit Agreement dated as of February 24, 2005 among Cash America International, Inc., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent, an L/C Issuer and Swing Line Lender, and the Other Lenders Party Thereto. (w) (Exhibit 10.2)
10.5*	Third Amendment dated November 21, 2008 to First Amended and Restated Credit Agreement dated as of February 24, 2005 among Cash America International, Inc., Wells Fargo Bank, National Association, as Administrative Agent, L/C Issuer and Swing Line Issuer and the Other Lenders Party Thereto.
10.6	Letter of Credit Facility dated as of June 30, 2008 among Cash America International, Inc., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent and L/C Issuer, and the Other Lenders Party Thereto. (w) (Exhibit 10.1)
10.7*	First Amendment to Letter of Credit Facility dated as of June 30, 2008 among Cash America International, Inc., as the Borrower, Wells Fargo Bank, National Association, as Administrative Agent and L/C Issuer, and the Other Lenders Party Thereto.
10.8*	Credit Agreement dated November 21, 2008 among Cash America International, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.
10.9*	Credit Agreement dated December 5, 2008 among Cash America International, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.
10.10	Note Agreement dated as of August 12, 2002 among the Company and the Purchasers named therein for the issuance of the Company's 7.20% Senior Notes due August 12, 2009 in the aggregate principal amount of $42,500,000. (g) (Exhibit 10.1)
10.11	Amendment No. 1 (September 7, 2004) to Note Agreement dated as of August 12, 2002 among the Company and the purchasers named therein. (i) (Exhibit 10.1)
10.12	Amendment No. 2 (December 31, 2006) to Note Agreement dated as of August 12, 2002, among the Company and the purchasers named therein. (o) (Exhibit 10.39)
10.13	Amendment No. 3 (December 21, 2007) to Note Agreement dated as of August 12, 2002 among the Company and the purchasers named therein. (s) (Exhibit 10.4)
10.14*	Amendment No. 4 (December 11, 2008) to Note Agreement dated as of August 12, 2002 among the Company and the purchasers named therein.
10.15	Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein for the issuance of the Company's 6.12% Senior Notes due December 28, 2015 in the aggregate principal amount of $40,000,000. (k) (Exhibit 10.32)
10.16*	Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein.
10.17	Note Agreement dated as of December 19, 2006 among the Company and the Purchasers named therein for the issuance of the Company's 6.09% Series Senior Notes due December 19, 2016 in the aggregate principal amount of $35,000,000 and 6.21% Series B Senior Notes due December 19, 2021 in the aggregate principal amount of $25,000,000. (n) (Exhibit 10.1)
10.18*	Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 19, 2006 among the Company and the Purchasers named therein.
10.19	Revolving Credit Facility Agreement dated May 7, 2008 between Cash America International, Inc. and Barclays Bank PLC. (v) (Exhibit 10.1)

10.20	Business Overdraft Facility Letter dated May 7, 2008 from Barclays Bank PLC to Cash America International, Inc. (v) (Exhibit 10.2)
10.21	Form of Executive Change-in-Control Severance Agreement between the Company, its Division Presidents and each of its Executive Vice Presidents dated as of various dates. (h) (Exhibit 10.31)
10.22*	Form of Amendment dated December 24, 2008 to Executive Change-in-Control Severance Agreement dated December 22, 2003 between the Company, its Division Presidents and each of its Executive Vice Presidents.
10.23	Executive Employment Agreement dated May 1, 2008 between the Company, Cash America Management L.P., a wholly-owned subsidiary of the Company, and Daniel R. Feehan. (u) (Exhibit 10.1)
10.24*	Amendment dated December 24, 2008 to Employment Agreement between the Company and Daniel R. Feehan.
10.25	Employment Transition Agreement dated September 19, 2007 between the Company and Jerry D. Finn. (r) (Exhibit 10.1)
10.26	Separation of Employment Agreement dated June 30, 2008 between the Company and Jerry A. Wackerhagen. (v) (Exhibit 10.3)
10.27*	Retirement and Separation of Employment Agreement dated January 16, 2009 between Primary Payment Solutions, LLC, a wholly owned subsidiary of the Company, and James H. Kauffman.
10.28*	Retirement and Separation of Employment Agreement dated January 16, 2009 between Cash America Management L.P., a wholly owned subsidiary of the Company, and Michael D. Gaston.
10.29	2004 Long-Term Incentive Plan. (j) (Exhibit 10.21)
10.30	Amendment One (January 25, 2006) to the Cash America International, Inc. 2004 Long-Term Incentive Plan. (k) (Exhibit 10.31)
10.31*	Amendment Two (December 23, 2008) to the Cash America International, Inc. 2004 Long-Term Incentive Plan.
10.32*	Cash America International, Inc. Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2009.
10.33*	Cash America International, Inc. Nonqualified Savings Plan, as amended and restated effective January 1, 2009.
10.34*	First Amendment to the Cash America International, Inc. Senior Executive Bonus Plan dated January 28, 2009.
10.35	Cash America International, Inc. Severance Pay Plan For Executives dated December 31, 2008. (z) (Exhibit 10.1)
10.36	Executive Change-in-Control Severance Agreement dated October 23, 2008 between the Company and Timothy S. Ho. (x) (Exhibit 10.1)
14	Code of Ethics. The Company's Code of Business Conduct and Ethics may be accessed via the Company's website at www.cashamerica.com.
21*	Subsidiaries of Cash America International, Inc.
23*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Filed herewith

(1) Pursuant to 17 CFR 240.24b-2, portions of these exhibits have been omitted and have been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

Certain Exhibits are incorporated by reference to the Exhibits shown in parenthesis contained in the Company's following filings with the Securities and Exchange Commission:

(a)	Registration Statement Form S-1, File No. 33-10752.
(b)	Amendment No. 1 to its Registration Statement on Form S-4, File No. 33-17275.
(c)	Annual Report on Form 10-K for the year ended December 31, 1990.
(d)	Annual Report on Form 10-K for the year ended December 31, 1992.
(e)	Annual Report on Form 10-K for the year ended December 31, 1993.
(f)	Post-Effective Amendment No. 1 to its Registration Statement on Form S-4, File No. 33-17275.
(g)	Current Report on Form 8-K dated August 15, 2002.
(h)	Annual Report on Form 10-K for the year ended December 31, 2003.
(i)	Current Report on Form 8-K dated September 13, 2004.
(j)	Annual Report on Form 10-K for the year ended December 31, 2004.
(k)	Annual Report on Form 10-K for the year ended December 31, 2005.
(l)	Current Report on Form 8-K dated July 10, 2006.
(m)	Current Report on Form 8-K dated September 21, 2006.
(n)	Current Report on Form 8-K dated December 22, 2006.
(o)	Annual Report on Form 10-K for the year ended December 31, 2006.
(p)	Current Report on Form 8-K dated March 22, 2007.
(q)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2007
(r)	Current Report on Form 8-K dated September 25, 2007.
(s)	Annual Report on Form 10-K for the year ended December 31, 2007
(t)	Current report on Form 8-K dated March 5, 2008.
(u)	Current report on Form 8-K dated May 6, 2008.
(v)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.
(w)	Current report on Form 8-K dated July 7, 2008.
(x)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
(y)	Current report on Form 8-K dated December 17, 2008.
(z)	Current report on Form 8-K dated January 22, 2009.

EXHIBIT 21

SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC.

Subsidiaries	Jurisdiction of Incorporation/ Organization
Cash America, Inc.	Delaware
Cash America Advance, Inc.	Delaware
Cash America, Inc. of Louisiana	Delaware
RATI Holding, Inc.	Texas
Cash America Pawn L.P.	Delaware
Cash America Management L.P.	Delaware
Cash America, Inc. of Tennessee	Tennessee
Cash America, Inc. of Oklahoma	Oklahoma
Cash America, Inc. of South Carolina	South Carolina
Florida Cash America, Inc.	Florida
Georgia Cash America, Inc.	Georgia
Cash America, Inc. of North Carolina	North Carolina
Cash America Pawn, Inc. of Ohio	Ohio
Cash America, Inc. of Alabama	Alabama
Cash America, Inc. of Colorado	Colorado
Cash America, Inc. of Indiana	Indiana
Cash America Holding, Inc.	Delaware
Mr. Payroll Corporation	Delaware
Express Cash International Corporation	Delaware
Cash America of Missouri, Inc.	Missouri
Vincent's Jewelers and Loan, Inc.	Missouri
Cash America, Inc. of Utah	Utah
Cash America Franchising, Inc.	Delaware
Cash America Financial Services, Inc.	Delaware
Cash America, Inc. of Illinois	Illinois
Uptown City Pawners, Inc.	Illinois
Doc Holliday's Pawnbrokers & Jewellers, Inc.	Delaware
Longhorn Pawn and Gun, Inc.	Texas
Bronco Pawn & Gun, Inc.	Oklahoma
Gamecock Pawn & Gun, Inc.	South Carolina
Hornet Pawn & Gun, Inc.	North Carolina
Tiger Pawn & Gun, Inc.	Tennessee
Cashland Financial Services, Inc.	Delaware
Cash America, Inc. of Kentucky	Kentucky
Cash America of Mexico, Inc. (See Mexican Structure set out below.)	Delaware
Cash America, Inc. of Nevada	Nevada
Ohio Neighborhood Finance, Inc.	Delaware
Cash America, Inc. of Virginia	Virginia
Cash America, Inc. of Alaska	Alaska
Cash America Global Financing, Inc.	Delaware

SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC. (Continued)

Subsidiaries	Jurisdiction of Incorporation/ Organization
Cash America Net Holdings, LLC	Delaware
Cash America Net of Alabama, LLC	Delaware
Cash America Net of Alaska, LLC	Delaware
Cash America Net of Arizona, LLC	Delaware
Cashnet of Australia, LLC	Delaware
Cash America Net of California, LLC	Delaware
Cash America Net of Colorado, LLC	Delaware
Cash America Net of Delaware, LLC	Delaware
Cash America Net of Florida, LLC	Delaware
CashNetUSA of Florida, LLC	Delaware
Cash America Net of Hawaii, LLC	Delaware
Cash America Net of Idaho, LLC	Delaware
Cash America Net of Illinois, LLC	Delaware
Cash America Net of Indiana, LLC	Delaware
Cash America Net of Iowa, LLC	Delaware
Cash America Net of Kansas, LLC	Delaware
Cash America Net of Kentucky, LLC	Delaware
Cash America Net of Louisiana, LLC	Delaware
Cash America Net of Maine, LLC	Delaware
CashNet CSO of Maryland, LLC	Delaware
Cash America Net of Michigan, LLC	Delaware
Cash America Net of Minnesota, LLC	Delaware
Cash America Net of Mississippi, LLC	Delaware
Cash America Net of Missouri, LLC	Delaware
Cash America Net of Montana, LLC	Delaware
Cash America Net of Nebraska, LLC	Delaware
Cash America Net of Nevada, LLC	Delaware
Cash America Net of New Hampshire, LLC	Delaware
Cash America Net of New Mexico, LLC	Delaware
CashNetUSA CO, LLC	Delaware
CashNetUSA, OR, LLC	Delaware
The Check Giant NM, LLC	Delaware
Cash America Net of North Dakota, LLC	Delaware
Cash America Net of Ohio, LLC	Delaware
Ohio Consumer Financial Solutions, LLC	Delaware
Cash America Net of Oklahoma, LLC	Delaware
Cash America Net of Oregon, LLC	Delaware
Cash America Net of Rhode Island, LLC	Delaware
Cash America Net of South Carolina, LLC	Delaware
Cash America Net of South Dakota, LLC	Delaware
Cash America Net of Texas, LLC	Delaware
Cash America Net of Utah, LLC	Delaware
Cash America Net of Virginia, LLC	Delaware
Cash America Net of Washington, LLC	Delaware
Cash America Net of Wisconsin, LLC	Delaware
Cash America Net of Wyoming, LLC	Delaware
CashEuroNet UK, LLC	Delaware
Cash America Net Canada, Inc.	Delaware

SUBSIDIARIES OF CASH AMERICA INTERNATIONAL, INC. (Continued)

Subsidiaries	Jurisdiction of Incorporation/ Organization
Primary Innovations, LLC	Delaware
Primary Credit Processing, LLC	Delaware
Primary Payment Solutions, LLC	Delaware
Primary Credit Services, LLC	Delaware

Mexican Structure

Cash America of Mexico, Inc. (owns 80%), Capital International, S.á.R.L., a Luxemborg limited liability company (owns 10.8%), and an individual citizen of the United Mexican States (owns 9.2%) are shareholders of Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican *sociedad anónima de capital variable, sociedad financiera de objeto multiple, entidad no regulada* ("Creazione")

Cash America of Mexico, Inc. owns .00000001% and Creazione owns 99.99999999% of Grupo Mexicano en Apoyo a la Economia Familiar, S.A. de C.V., SOFOM E.N.R. ("Grupo Mexicano")

Creazione and Grupo Mexicano own the following entities:

(a) Grupo Poblano en Apoyo a la Economia Familiar, S.A. de C.V., SOFOM E.N.R. (Creazione 44.44%; Grupo Mexicano 55.56%)

(b) Grupo Relevo, S.A. de C.V., SOFOM E.N.R. (Creazione 50%, Grupo Mexicano 50%)

(c) Finfácil, S.A. de C.V., SOFOM E.N.R. (Creazione 50%, Grupo Mexicano 50%)

(d) Grupo Jaliscience en Apoyo a la Economia Familiar, S.A. de C.V., SOFOM E.N.R. (Creazione 50%, Grupo Mexicano 50%)

(e) Grupo Metropolitano en Apoyo a la Economia Familiar, S.A. de C.V., SOFOM E.N.R. (Creazione, 50%, Grupo Mexicano 50%)

Grupo Mexicano owns interests in the following entities that are currently in liquidation:

(a) P.F. Acapulco del Sur, S.A. de C.V. (98%)
(b) Grupo Tlaxcalteca en Apoyo a las Economia Familiar, S.A. de C.V. (98%)
(c) Grupo Tabasqueno en Apoyo a la Economia Familiar, S.A. de C.V. (99.998%)
(d) GPAEF, S.A. de C.V. (99.998%)
(e) Apoyo Economicos de Pacifico, S.A. DE C.V. (53.24%)

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 033-29658, 033-36430, 033-59733, 333-95827, 333-97273, 333-12547, 333-97273, 333-95827, 333-26339, 033-18150, and 033-59733) of Cash America International, Inc. of our report dated February 27, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K. We also consent to the incorporation by reference of our report dated February 27, 2009 relating to the financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 27, 2009

EXHIBIT 31.1

CERTIFICATION

I, Daniel R. Feehan, certify that:

1. I have reviewed this report on Form 10-K of Cash America International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ Daniel R. Feehan
Daniel R. Feehan
Chief Executive Officer and President

EXHIBIT 31.2

CERTIFICATION

I, Thomas A. Bessant, Jr., certify that:

1. I have reviewed this report on Form 10-K of Cash America International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2009

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Cash America International, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Daniel R. Feehan, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel R. Feehan
Daniel R. Feehan
Chief Executive Officer and President

Date: February 27, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cash America International, Inc. (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas A. Bessant, Jr., Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Thomas A. Bessant, Jr.
Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

Date: February 27, 2009

Board of Directors

Jack R. Daugherty
Chairman of the Board
Cash America International, Inc.

Daniel E. Berce *(a) (b)*
Chief Executive Officer and President
AmeriCredit Corp

A.R. Dike *(a)*
President
The Dike Co., Inc.

Daniel R. Feehan
Chief Executive Officer and President
Cash America International, Inc.

James H. Graves *(a) (b)*
Managing Director and Partner
Erwin Graves & Associates, LP

B.D. Hunter *(c)*
Consultant
Service Corporation International

Timothy J. McKibben *(b) (c)*
Chairman of the Board
Ancor Holdings, L.P.

Alfred M. Micallef *(c)*
Chairman
JMK International, Inc.

(a) Management Development and Compensation Committee Member
(b) Audit Committee Member
(c) Nominating and Corporate Governance Committee Member

Executive Officers

Daniel R. Feehan
Chief Executive Officer and President

Timothy S. Ho
President – Internet Services Division

Dennis J. Weese
President – Retail Services Division

Thomas A. Bessant, Jr.
Executive Vice President and Chief Financial Officer

J. Curtis Linscott
Executive Vice President, General Counsel and Secretary

Senior Vice Presidents

David J. Clay
Sr. Vice President – Finance

Robert S. Clifton
Sr. Vice President – Operations Development – Retail Services Division

Mark A. Friedgan
Sr. Vice President – Chief Information Officer – Internet Services Division

William R. Horne
Sr. Vice President – Chief Compliance Officer

David J. Hurrell
Sr. Vice President – New Systems Development

Mary L. Jackson
Sr. Vice President – Corporate Affairs

Clint D. Jaynes
Sr. Vice President – Human Resources

John M. Kenny
Sr. Vice President
Information Technology Services

Kenneth C. Schultz
Sr. Vice President – Finance – Internet Services Division

Vice Presidents

Ronald G. Bergquist
Vice President – IT Infrastructure

Randall D. Blubaugh
Vice President – Compensation and Benefits

W. Barton Boling, Jr.
Vice President – North Texas Region – Retail Services Division

Julian Chu
Vice President – Chief Marketing Officer – Internet Services Division

Jeffery L. Cullum
Vice President – Construction – Retail Services Division

Rick R. Esparza
Vice President – New Systems Shop Support

Sandra M. Fulton
Vice President – Learning Services – Retail Services Division

Wayne S. Gerlosky
Vice President – Business Development – Retail Services Division

Mark E. Hachtel
Vice President – Southeast Region – Retail Services Division

Jacqueline C. Hair
Vice President – Managing Associate General Counsel

Craig A. James
Vice President – Financial Controls

Kevin B. Kimble
Vice President – Federal Affairs

Alex T. King
Vice President – U.K. Operations – Internet Services Division

Jodie W. Mooty
Vice President – Loss Prevention

Austin D. Nettle
Vice President – Treasurer

Kenneth P. Pedotto
Vice President – Global Initiatives – Internet Services Division

J. Mark Ratliff
Vice President – Central Texas Region – Retail Services Division

O. Doak Raulston III
Vice President – Real Estate – Retail Services Division

Craig W. Schrock
Vice President – Controller

P. Christian Schroder
Vice President – Managing Associate General Counsel

Deborah L. Seidner
Vice President – Quality Assurance – Internet Services Division

Melody L. Smiley
Vice President – Customer Support Services

T. Brent Stuart
Vice President – Midwest Region – Retail Services Division

John Sun
Vice President – Analytics – Internet Services Division

Mary E. Taniguchi
Vice President – Tax Administration

Jeffrey M. Thomas
Vice President – Collections – Retail Services Division

Anthony J. Twist
Vice President – West Region – Retail Services Division

Alex K. Vaughn
Vice President – Government Relations

G. Patrick West
Vice President – Advertising and Sales Promotion – Retail Services Division

Peter Zamarripa
Vice President – New Systems Development

Other Information

Corporate Address
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100
www.cashamerica.com
www.cashnetusa.com
www.quickquid.co.uk
www.cashlandloans.com
www.strikegoldnow.com

Stock Listing
Symbol: CSH

CSH LISTED NYSE

Investor Relations
Information requests should be forwarded to:
L. Dee Littrell
Director, Investor Relations

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 635-9270
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6578
TDD Foreign Shareowners: (201) 680-6610
www.bnymellon.com/shareowner/isd

Direct Stock Purchase/ Dividend Reinvestment Plan
For detailed information regarding this program, call BNY Mellon Shareowner Services toll free at (800) 542-7530 or write to:
BNY Mellon Shareowner Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

Independent Registered Public Accountants
PricewaterhouseCoopers LLP
Fort Worth, Texas

Annual Stockholders' Meeting
April 22, 2009
9:00 AM
Cash America International Building
1600 West 7th Street
Fort Worth, Texas 76102-2599

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K can be obtained without charge upon written request to the office of Investor Relations.

Cash America International, Inc.

1600 West 7th Street
Fort Worth, Texas 76102-2599
(817) 335-1100

www.cashamerica.com
www.cashnetusa.com
www.quickquid.co.uk
www.cashlandloans.com
www.strikegoldnow.com